FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*       The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.            In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.            A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2017, was EUR 31,818,419,498.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 98-103 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Funded Debt of Rentenbank”, on pp. 98-103 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.            A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2017, was EUR 5,084,290,123.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2017, was (in millions):

U.S. dollar		$5,945
Japanese yen	JPY	29,000
Australian dollar	AUD	400
Swedish Kroner	SEK	250
Norwegian Kroner	NOK	2,650
New Zealand dollar	NZD	75

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management Report”, “Financial Section —Financial Statements — Balance Sheet”, “Financial Section —Financial Statements — Income Statement”, “Financial Section —Financial Statements — Cash flow statement”, “Financial Section —Financial Statements — Statement of changes in equity and “Financial Section — Notes to the Financial Statements”, pp. 33-63, 64-67, 68, 69, 70 and 71-90 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2017.

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(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2017.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:
(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2017, was EUR 1,075.31 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2017 und 31. Dezember 2017, Bundesanzeiger of February 02, 2018). For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-41 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

None.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information — I. Direct Debt of the Federal Government”, pp.G-41 to G-46 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the Federal Republic.
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Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:
(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2017 was EUR 11.00 billion. (Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2017 und 31. Dezember 2017, Bundesanzeiger of February 02, 2018).

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

7.	See “The Federal Republic of Germany — Public Finance”, pp. G-35 to G-40 of Exhibit (d), which are hereby incorporated by reference herein.

(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2017.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2017.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany — Monetary and Financial System — Official Foreign Exchange Reserves”, p. G-28 of Exhibit (d), which is hereby incorporated by reference herein.

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9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany — The Economy — International Economic Relations —Balance of Trade”, p. G-22 of Exhibit (d), which is hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany — The Economy — International Economic Relations —Balance of Payments”, p. G-21 of Exhibit (d), which is hereby incorporated by reference herein.

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This annual report comprises:

Pages numbered 1 to 9, consecutively,

The following exhibits:

Exhibit (a) – None

Exhibit (b) – None

Exhibit (c) – The latest annual budget for the Federal Republic of Germany (pp. G-35 to G-40 of Exhibit (d) hereto)

Exhibit (d) – Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 14, 2018

Exhibit (e) – Consent of Independent Auditor

Exhibit (f) – Consent of the Federal Republic of Germany

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 14, 2018.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Bernhardt
Name: Hans Bernhardt Title: Managing Director

By:	/s/ Martin Middendorf
Name: Martin Middendorf Title: Director

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exhibit INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-35 to G-40 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 14, 2018.

(e)	Consent of Independent Auditor

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

EXHIBIT (d)

LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 14, 2018, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2017.

THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with German GAAP (German Commercial Code or HGB). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 14, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1988 (EUR 0.8342 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Year ended December 31, 2013	1.3779	1.3303	1.3816	1.2774
Year ended December 31, 2014	1.2101	1.3210	1.3927	1.2101
Year ended December 31, 2015	1.0859	1.1032	1.2015	1.0524
Year ended December 31, 2016	1.0552	1.1032	1.1516	1.0375
Year ended December 31, 2017	1.2022	1.1396	1.2041	1.0416
Quarter ended March 31, 2018	1.2320	1.2320	1.2488	1.1922

___________________________

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2018, as published by the Federal Reserve Bank of New York.

2018	High	Low
January	1.2488	1.1922
February	1.2482	1.2211
March	1.2440	1.2216
April	1.2384	1.2074

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2018. Rentenbank expects its final, audited financial statements for 2018 to be announced at a press conference and published in April 2019.

The first quarter of 2018 was characterized by a high demand for our special promotional loans. The approved volume of special promotional loans granted at particularly favorable interest rates amounted to €1,648.3 million (as compared with €1,979.2 million during the three months ended March 31, 2017).

From the total anticipated medium and long-term issue requirement of prospective €11.0 billion for 2018, Rentenbank was already able to raise €3.7 billion in the first quarter (as compared with €4.8 billion during the three months ended March 31, 2017). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €5.6 billion during the first quarter of 2018 (as compared with €4.9 billion during the three months ended March 31, 2017).

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THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
4th quarter 2016	0.4	1.8
1st quarter 2017	0.9	2.1
2nd quarter 2017	0.6	2.3
3rd quarter 2017	0.7	2.7
4th quarter 2017	0.6	2.9

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) continued to grow, increasing by 0.6% after price, seasonal and calendar adjustments in the fourth quarter of 2017 compared to the third quarter of 2017. Compared to the previous quarter, positive contributions to growth came mainly from foreign demand. According to provisional calculations, exports increased by 2.7% and contributed markedly to economic growth in the fourth quarter of 2017. Imports increased by 2.0% during the same period. As regards domestic demand, there were mixed signals. While household final consumption expenditure remained rather stable at the previous quarter’s level, government final consumption expenditure increased by 0.5%. Gross fixed capital formation in machinery and equipment increased by 0.7% compared to the third quarter of 2017. Gross fixed capital formation in construction decreased by 0.4% compared to the third quarter of 2017.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 2.9% in the fourth quarter of 2017, following increases of 2.7% in the third quarter of 2017 and 2.3% in the second quarter of 2017, in each case compared to the corresponding periods in 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 4th quarter of 2017, press release of February 23, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/02/PE18_058_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
March 2017	0.2	1.6
April 2017	0.0	2.0
May 2017	-0.2	1.5
June 2017	0.2	1.6
July 2017	0.4	1.7
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6

In March 2018, consumer prices in Germany rose by 1.6% compared to March 2017. The inflation rate thus increased slightly. In the three preceding months the rate of inflation had declined gradually. Compared to March 2017, the prices of energy products increased by 0.5% in March 2018. Compared to March 2017, in March 2018 price rises were recorded especially for heating oil (+5.4%), electricity (+1.5%) and central and district heating (+0.8%). In contrast, price decreases were recorded for solid fuels (–1.6%), gas (–1.4%) and motor fuels (–0.7%). Excluding energy prices, the inflation rate in March 2018 would have been 1.6% as well.

Compared to March 2017, food prices rose 2.9% in March 2018. The prices of goods overall were up 1.4% in March 2018 compared with March 2017, while prices of services overall rose by 1.8%. A major factor contributing to the increase in service prices was an increase in net rents exclusive of heating expenses (+1.6%).

Compared to February 2018, the consumer price index rose by 0.4% in March 2018. In a month-on-month comparison, seasonal price rises were observed especially for clothing (+5.8%) and footwear (+4.4%), in particular due to the changeover to the spring and summer collection. Marked month-on-month price increases were also recorded for package holidays (+2.0%) and air tickets (+1.5%), one reason being the early date of Easter. Food prices rose by 0.2% in March 2018 compared to February 2018, while energy prices declined by 0.6% and thus had a dampening effect on the month-on-month price increase in March 2018.

Source: Statistisches Bundesamt, Consumer prices in March 2018: +1.6% on March 2017, press release of April 13, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/04/PE18_135_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
March 2017	4.0	3.9
April 2017	4.1	3.9
May 2017	3.6	3.8
June 2017	3.6	3.8
July 2017	3.6	3.7
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.5
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 601,000 persons, or 1.4%, from March 2017 to March 2018. Compared to February 2018, the number of employed persons in March 2018 increased by approximately 32,000, or 0.1%, after adjustment for seasonal fluctuations.

In March 2018, the number of unemployed persons decreased by approximately 192,000, or 11.2%, compared to March 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in March 2018 stood at 1.48 million, which was a decrease of roughly 16,000 compared to February 2018.

Sources: Statistisches Bundesamt, 44.4 million persons in employment in March 2018, press release of April 27, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/04/PE18_151_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion) (1)
Item	January to March 2018	January to March 2017
Trade in goods, including supplementary trade items	66.1	66.0
Services	-0.7	-2.5
Primary income	19.9	21.3
Secondary income	-14.2	-16.8
Current account	71.1	68.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in March 2018: –1.8% on March 2017, press release of May 8, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/05/PE18_161_51.html).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fisheries) and the development of rural areas through the extension of credit for:

•	the agriculture industry, including forestry, horticulture and fisheries and the upstream and downstream areas;
•	the sale and warehousing of agricultural and food products;
•	agriculture-related environmental protection, the promotion of renewable energies and renewable raw materials from agriculture, the expansion of ecological farming and the protection of animals within the agricultural industry;
•	the improvement of infrastructure in predominantly rural areas; and
•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank; the “Rentenbank Law”) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturi-erungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Relationship with the Federal Government — Understanding with the European Commission”.

In 2009, the Rentenbank Law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “— Relationship with the Federal Government — Institutional Liability (Anstaltslast)”.

Furthermore, the Rentenbank Law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Moreover, the Rentenbank Law was amended by Article 4 of the statute implementing the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms and adapting supervisory laws to Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (Gesetz zur Umsetzung der Richtlinie 2013/36/EU über den Zugang zur Tätigkeit von Kreditinstituten und die Beaufsichtigung von Kreditinstituten und Wertpapierfirmen und zur Anpassung des Aufsichtsrechts an die Verordnung (EU) Nr. 575/2013 über die Aufsichtsanforderungen an Kreditinstitute und Wertpapierfirmen; the “CRD IV Umsetzungsgesetz”) dated August 28, 2013. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly

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guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “— Relationship with the Federal Government — Guarantee of the Federal Republic”. Finally, effective as of November 6, 2015, Section 16 of the Rentenbank Law was amended by Article 3 of the Act dated November 2, 2015 in order to clarify that Rentenbank shall not be subject to insolvency proceedings.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of March 27, 2014, principally to reflect changes in the German Banking Act (Gesetz über die Kreditwesen; “KWG”) based on the CRD IV Umsetzungsgesetz.

We extend credit to German and other public and private sector banks in the European Union and Norway which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German federal states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2017, Rentenbank had total assets of approximately €90.8 billion.

Starting with the fiscal year ending December 31, 2017, Rentenbank has decided no longer to prepare audited, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, as it is not legally required to do so. Rentenbank will continue to prepare audited annual, unconsolidated financial statements in accordance with German GAAP (German Commercial Code or HGB). For more information on our statements, see our financial statements and the notes thereto beginning on page 29.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food and Agriculture which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Guarantee of the Federal Republic

Our governing law was amended with effect from January 1, 2014 to provide expressly that the Federal Republic guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (Law Governing Landwirtschaftliche Rentenbank, Section 1a). Under the Guarantee of the Federal Republic, if Rentenbank fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by Rentenbank, or if Rentenbank fails to make any payment required to be made under Rentenbank’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic will rank equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will be able to enforce this obligation directly against the Federal Republic without first having to take legal action against Rentenbank. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may be subject to defenses available to Rentenbank with respect to the obligations covered.

The Guarantee of the Federal Republic does not affect the obligations of the Federal Republic towards Rentenbank pursuant to the existing institutional liability (Anstaltslast).

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Institutional Liability (Anstaltslast)

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;
•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and
•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations, including our publicly issued debt securities, or our guarantee of debt securities should a substitute obligor be substituted for Rentenbank, are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

The Federal Republic implemented Directive 2014/59/EU of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms through the Statute on Recovery and Resolution of Credit Institutions and Investment Firms (Gesetz zur Sanierung und Abwicklung von Instituten und Finanzgruppen; “SAG”). The SAG contains regulations regarding the restructuring and resolution of institutions. The regulations concerning the participation of holders of relevant capital instruments and creditors in the resolution or recapitalization of an institution (“Bail-in”) is an essential element of the SAG. In principle, all CRR-credit institutions fall within the scope of the Bail-in regulations of the SAG, provided that the continued existence of the respective institution is endangered. However, due to the Anstaltslast and the Guarantee of the Federal Republic, the going concern of Rentenbank and the fulfilment of its obligations are ensured. As a consequence of this liability mechanism, Section 16 para. 1 sentence 1 of Rentenbank’s governing law explicitly states that insolvency proceedings with respect to the Issuer’s assets are inadmissible. According to Section 99(8) of SAG this liability mechanism will not be affected by Bail-in procedures. Therefore, holders of securities issued by Rentenbank or issued under Rentenbank’s guarantee will still be able to enforce obligations directly against the Federal Republic.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the understanding, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises, infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

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Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Board of Supervisory Directors, the Federal Republic exercises supervision through the Federal Ministry of Food and Agriculture (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; “BaFin”) under the German Banking Act (Gesetz über das Kreditwesen). See “Supervision and Regulation” and “The Federal Republic of Germany — Financial Supervision Authority”.

Due to new regulations within the Single Supervisory Mechanism (“SSM”) effective as of November 4, 2014, significant credit institutions are also directly supervised and regulated by the European Central Bank (“ECB”). We are classified as a significant credit institution because of the total value of our assets. The supervision under the SSM comprises the ECB and BaFin as the national competent authority. Under its new role, ECB is responsible for specific regulations such as own funds and risk management rules as stipulated in CRD IV. See also “— Supervision and Regulation — Regulatory changes in the banking sector on EU level”.

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BUSINESS

Our principal business is providing loans and other types of financing for the German agricultural and forestry sectors, viticulture and horticulture sectors as well as in aquaculture and fisheries. Funds are also provided for projects in the food industry and other upstream and downstream companies as well as investments in renewable energies and projects for rural development. The principal purpose of loans granted is the promotion of agriculture, agribusiness and rural developement. We do so primarily by extending credit to German private and public sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fisheries. This sector includes ultimate borrowers engaged in all types of agricultural production, forestry, horticulture and fisheries. It also includes ultimate borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry, aquaculture and fisheries as well as commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).
•	Food Industry. Eligible ultimate borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and food wholesale.
•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. This sector also covers lending for photovoltaic or wind farms, if the borrowers are closely linked to agriculture, forestry, horticulture, fisheries or the food industry. This moreover includes civic engagement in the production of wind power.
•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, broadband coverage, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to ultimate borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of special promotional loans and accounted for 72.4% of our loan portfolio at December 31, 2017. For a further description of our traditional lending activities, see “— Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments:

	For the Year Ended December 31,
	2017	2016
	(EUR in millions)
Loan commitments(1):	10,417	10,619
Registered bonds/promissory notes	2,520	2,278
Special promotional loans	7,436	7,687
Renewals	461	654
Securities	1,906	2,479
Total extensions of credit	12,323	13,098

___________________________

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows the special promotional loans and registered bonds and promissory notes (Schuldscheine) portion of our loan portfolio for agriculture at December 31, 2017 and 2016.

	At December 31,
	2017	2016
	(EUR in millions)
Special promotional loans	44,388	41,859
Registered bonds/promissory notes	16,908	17,262
Total	61,296	59,121

The following table provides a breakdown of our loan portfolio according to maturity at December 31, 2017 and 2016.

	At December 31,
	2017	2016
	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	23,400	22,845
Medium-term (between one year and five years)	22,566	23,052
Short-term (less than one year)	8,641	7,353
Direct Loans:
Long-term (five years or more)	5,028	4,233
Medium-term (between one year and five years)	1,148	1,329
Short-term (less than one year)	513	309
Total	61,296	59,121

Our portfolio of traditional loans consists primarily of special promotional loans and medium- and long-term registered bonds and promissory notes. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2017, totaled €61.3 billion, an increase of 3.7% from €59.1 billion at December 31, 2016. At December 31, 2017, this loan portfolio represented 67.5% of our total assets.

Our special promotional loans accounted for 72.4% of our loan portfolio at the end of 2017 compared with 70.8% of our loan portfolio at the end of 2016. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to ultimate borrowers who meet the qualifications under one of our special promotional loans designed to further agriculture- and rural development-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the ultimate borrower are generally more favorable to the ultimate borrower than would otherwise be commercially obtainable.

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Our registered bonds and promissory notes accounted for 27.6% of our loan portfolio at December 31, 2017, compared with 29.2% of our loan portfolio at December 31, 2016. It is mainly composed of secured and unsecured loans to German public sector and private sector banks as well as to banks in the European Union and Norway. Landesförderinstitute, promotional institutes of the federal states established by the different German Federal States (Bundesländer), Sparkassen, a type of public sector savings banks, and Landesbanken, public sector universal banks, are the principal German public sector banks to which we lend. Landesförderinstitute still benefit from institutional liability (Anstaltslast) of the different German Federal States (Bundesländer). Sparkassen and Landesbanken originally benefited from an explicit guarantor liability (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General — Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our registered bonds and promissory notes, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “— Eligibility of Financial Institutions” below.

Registered bonds and promissory notes

Borrowing terms on registered bonds and promissory notes are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “–– Credit Analysis”.

At December 31, 2017, approximately 11.5% of our notional loan portfolio amount was unsecured, as compared with 13.8% of our notional loan portfolio at December 31, 2016. Unsecured loans to German and other private sector banks in the European Union and Norway are made only after a thorough review of the borrowing bank’s creditworthiness.

We also purchase registered bonds and promissory notes issued by private and public sector banks located in other European countries as well as in Canada and Australia. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend. Finally, we purchase registered bonds and promissory notes issued by German federal states.

Short-Term registered bonds and promissory notes

Short-term loans are granted to both financial institutions and non-financial institutions by the purchase of short-term registered bonds and promissory notes. The bulk of our lending through registered bonds and promissory notes consists of loans made to banks and other financial institutions in the wholesale markets.

Special Promotional Loans

Special promotional loans are extended under programs designed to further specific policy goals defined by our Board of Supervisory Directors. In addition, we administer other loan programs on behalf of the Federal Republic and some German federal states (Bundesländer). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our registered bonds and promissory notes, under these special promotional loan programs, we review the ultimate borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the ultimate borrower.

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Through the following special promotional loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. The structure of the special promotional loan programs allows us the promotion along the entire food value chain. Loans are generally limited to €10 million per business per year. Included are loans issued by some promotional institutions of the federal states which use liquidity facilities for specific promotional purposes in their respective federal state. The global loans provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the promotional institutions of the federal states and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the promotional institution. The promotional institutions of the federal states are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Special promotional loan line for financings in agriculture, aquaculture and fisheries: Under these programs, we finance medium- and long-term loans to individual ultimate borrowers who (1) lease or own farms, produce (2) agricultural products or (3) fishery products. These loans are offered to purchase or modernize new farm or fishery equipment and buildings, to purchase new land or an existing farming or fishing operation. They can also be used for inputs. To qualify for the particularly low interest rates, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 27.6 % of new business in special promotional loans made during the year ended December 31, 2017, were of this type;
•	Special promotional loan lines for financing in agribusiness: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such, custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at particularly low interest rates are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 14.0% of new business in special promotional loans made during the year ended December 31, 2017, were of this type;
•	Special promotional loan line for financings in renewable energy: Investments by agricultural or agribusiness enterprises in renewable energy are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. This also includes investments in wind energy by local citizens and farmers. Approximately 30.9% of new business in special promotional loans made during the year ended December 31, 2017, were of this type;
•	Special promotional loan line for financings in rural development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organizations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities and enterprises in rural areas for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, expansion of broadband infrastructure, the development of regional tourism through the construction of lodgings, parks, harbors, campgrounds, local restaurants and public baths and only for municipalities the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 4.6% of new business in special promotional loans made during the year ended December 31, 2017, were of this type; and
•	Special promotional loans on behalf of the Federal Republic and the German federal states (Bundesländer): For further cooperation with the federal states see “— Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments”. These programs account for approximately 22.9% of new business in special promotional loans made during the year ended December 31, 2017. It is mainly driven by our business with promotional institutions of the federal states which is focused on rural development.

Although we review the applications and the eligibility of the ultimate borrower, special promotional loans are disbursed through local banks or other financial institutions that identify potentially qualified

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borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; “RGZS”), currently 1.00% p.a. up to 7.40% p.a. according to the credit rating of the ultimate borrower and/or the value of collateral provided, on loans extended these loan programs. Special promotional loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. Unlike registered bonds and promissory notes, special promotional loans are secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special promotional loans, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special promotional loans, see “— Special Promotional Loans” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other banks in Europe, Canada and Australia. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishingindustry and rural development in Germany, EU countries and Norway, in the context of our securities business we purchase the debt securities of financial institutions active in these areas. Debt securities issued by banks in Switzerland, Canada and Australia can only be purchased for treasury management purposes or investment of own funds. At December 31, 2017, the securities portfolio accounted for 17.5% of total assets, as compared with 20.3% at December 31, 2016. Of our portfolio of debt securities, at December 31, 2017, 4.3% were issued by public issuers, compared to 7.4% at December 31, 2016.

The following table shows the aggregate carrying amount of our securities portfolio at December 31, 2017 and 2016.

Securities Portfolio

	At December 31,
	2017	2016
	(EUR in millions)

From public issuers	689	1,299
From other issuers	15,153	16,241
Total securities	15,842	17,540

Subsidiaries

At December 31, 2017, we hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”).

LRB is a holding company that owns equity interests in DSV. We own 100% of LRB’s outstanding capital. At December 31, 2017, LRB had total assets of €89.6 million according to the annual financial statements prepared in accordance with German commercial law. DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main (GIG). LRB owns 100% of DSV’s

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outstanding capital. At December 31, 2017, DSV had total assets of €15.1million according to the annual financial statements prepared in accordance with German commercial law.

At January 2, 2017, the group´s structure has changed and LRB now owns directly 100% of GIG´s outstanding capital. DSV and GIG now only manage own funds to secure pension payments to former employees.

Activities on Behalf of the Federal Republic and Federal State (Bundesländer) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special purpose fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food and Agriculture. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds), the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different federal states (Bundesländer) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; “AFP”) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up special promotional loans for agricultural enterprises to provide liquidity. These special promotional loans involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these special promotional loans is included in “- Special promotional loan line for financings in agriculture, aquaculture and fisheries”. Besides our special promotional loan programs for investments in infrastructure of rural municipalities, we also promote rural development by offering global loans to the promotional banks of the federal states.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper;
•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and
•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

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We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an AUD 15 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registration statement in Japan for secondary offerings (Uridashis), and a shelf registration statement in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2017, we issued the equivalent of €9.4 billion of Euro Medium-Term Notes, €1.2 billion of AUD-Medium-Term Notes and approximately €1.1 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “— Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our sources of funds based on the carrying amount during each of the years indicated.

	At December 31,
	2017	2016
	(EUR in millions)

International Loans / Promissory notes	2,014.1	2,278.6
Domestic bonds [1]	3,576.7	3,516.6
International bonds [2]	76,719.6	69,957.1

Total	82,310.4	75,752.3

_________________

1       Registered bonds (Namensschuldverschreibungen) issued in the domestic market

2       Bearer bonds (Inhaberschuldverschreibungen) and registered bonds issued and sold pursuant to the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium Term Note Program as well as registered bonds issued and sold under the shelf registration statement filed with the SEC

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “— Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 88.9% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German federal states, or Bundesländer, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury division has responsibility for our market price and liquidity risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control unit, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 60 basis points upward shift of the yield curve. With respect to liquidity risk, our daily liquidity deficit is never greater than the amount of our eligible collateral with German Central Bank (Deutsche Bundesbank). The Financial Institutions division applies for, and the Board of Managing Directors approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “— Registered bonds and promissory notes”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with

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every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of our own credit analysis and supported by a diverse set of documents such as business reports and ratings. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2017, a notional amount of €0.0 billion of liabilities to banks, €0.2 billion of liabilities to customers, €49.3 billion of securitized liabilities and €0.2 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2017, a notional amount of €0.0 billion of loans and advances to banks and €4.9 billion of financial investments were denominated in a currency other than euro. Those assets were either funded in the respective currency or hedged through a foreign currencyswap.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. Instruments available for managing the short-term liquidity position are interbank funds, collateralized money market funding, ECP placements, and open-market transactions with the German Central Bank (Deutsche Bundesbank).

Our cash reserves consist of cash in hand and the balance of our central clearing account with the German Central Bank (Deutsche Bundesbank) which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and

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procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s capitalization based on the carrying amount as of December 31, 2017. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of December 31, 2017
(EUR in millions)(1)
Long-term debt from:
Banks	1,780
Other lenders	3,413
Total long-term borrowings	5,193

Bonds	56,498
Total long-term debt

Subordinated liabilities	406
Total subordinated liabilities Fund for general banking risks	406 3,196

Equity:
Subscribed capital	135
Reserves(2)	1,115

Total equity	1,250

Total capitalization	66,543

___________________________

(1)       On May 14, 2018, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1988 (EUR 0.8342 per U.S. dollar).

(2)       Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2017, Rentenbank’s Total Capital Ratio amounted to 29.7% and the Core Capital (or Tier I) ratio amounted to 27.8%. As in the prior year, Rentenbank met the regulatory requirements at all times in the reporting year. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation — Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Board of Supervisory Directors (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Board of Supervisory Directors named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Board of Supervisory Directors on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Board of Supervisory Directors, the Board of Managing Directors is required to report quarterly to the risk committee (Risikoausschuss) of the Board of Supervisory Directors regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Board of Supervisory Directors by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Volksw. Dr. Horst Reinhardt (Speaker)
Dipl.-Kfm. Hans Bernhardt
Dipl.-Kfm. Dietmar Ilg

Dr. Horst Reinhardt’s areas of responsibility in the Board of Managing Directors are in respect of Promotional Business, Treasury, Legal & Human Resources, as well as Public Relations and Economics. Hans Bernhardt’s areas of responsibility in the Board of Managing Directors are in respect of IT Organization, Finance, Credit Protection & Participations and Facility Management. Dietmar Ilg’s areas of responsibility in the Board of Managing Directors are in respect of Risk Control, Credit (until 1st April, 2018 referred to as Financial Institutions), and Operations Financial Markets.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Board of Supervisory Directors

The Board of Supervisory Directors supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Board of Supervisory Directors approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Board of Supervisory Directors adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Board of Supervisory Directors: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the administrative committee of the Board of Supervisory Directors (Verwaltungsausschuss), and the issuance of pension guidelines. The Board of Supervisory Directors must meet at least semi-annually.

The Board of Supervisory Directors may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Board of Supervisory Directors to form an administrative committee concerned with legal and administrative matters, a risk committee (Risikoausschuss) concerned with the risk tolerance and risk strategy of Rentenbank, an audit committee (Prüfungsausschuss) concerned with financial and accounting matters, and an expert committee (Fachausschuss) concerned with the allocation of retained earnings.

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The Board of Supervisory Directors has 18 members, one of whom is the Federal Minister of Food and Agriculture. Eight of the members of the Board of Supervisory Directors represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German federal states (Bundesländer), one member each represents the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Board of Supervisory Directors:

Chairman:	Joachim Rukwied, President of the German Farmers’ Association (DBV), Berlin
Deputy Chairwoman:	Julia Klöckner, Federal Minister of Food and Agriculture, Berlin
Representatives of the German Farmers’ Association (DBV):	Udo Folgart, Honorary President of the Farmers’ Association of Brandenburg, Teltow/Ruhlsdorf
Werner Hilse, The Farmers’ Association of Lower Saxony, Hanover
Bernhard Krüsken, Secretary-General of the German Farmers’ Association (DBV), Berlin
Brigitte Scherb, President of the German Rural Women’s Association, Berlin
Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein, Rendsburg
Representative of the Raiffeisen Association:	Manfred Nüssel, Honorary President of the German Raiffeisen Association, Berlin
Representative of the Food Industry:	Dr. Werner Hildenbrand, Deputy Chairman of the Federation of German Food and Drink Industries (BVE), Berlin
State Ministers of Agriculture (or their permanent official representatives:(1))
Hesse:	Priska Hinz, Minister of the Environment, Climate Protection, Agriculture and Consumer Protection, Wiesbaden
Lower Saxony:	Barbara Otte-Kinast Minister of Food, Agriculture and Consumer Protection, Hanover
Mecklenburg-Vorpommern:	Dr. Till Backhaus, Member of the Landtag Minister of Agriculture and Environment, Schwerin
Representative of the Trade Unions:	Harald Schaum, Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU), Frankfurt am Main
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Representative of the Federal Ministry of Food and Agriculture:	Dr. Hermann Onko Aeikens State Secretary, Berlin
Representative of the Federal Ministry of Finance:	Dr. Marcus Pleyer, Head of Directorate, Berlin
Representatives of credit institutions or other lending experts:	Dr. Birgit Roos Chairwoman of the Board of Managing Directors of Sparkasse Krefeld, Krefeld
Michael Reuther, Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main
Dr. Caroline Toffel, Member of the Board of Managing Directors of Kieler Volksbank eG, Kiel

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Board of Supervisory Directors.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Supervisory Directors to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Board of Supervisory Directors on resolutions adopted by the Board of Supervisory Directors. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German federal states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the federal states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Board of Supervisory Directors approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Board of Supervisory Directors, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (“PCGC”), as of June 30, 2009), as promulgated by the German federal government, by resolution of the Board of Supervisory Directors dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2017, we had 287 employees (student apprentices included). According to the Single Status Payment Agreement ERA (Entgelt-Rahmenabkommen) we do not differ any longer between commercial employees (kaufmännische Angestellte) and industrial employees (gewerbliche Angestellte). 134 employees, or 46.69% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and storage of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. In connection with the CRD IV Umsetzungsgesetz, the Rentenbank Law was amended to include a new Section 1a, pursuant to which, as of January 1, 2014, the Federal Republic of Germany guarantees all existing and future obligations of Rentenbank in respect of money borrowed, bonds and notes issued and derivative transactions entered into by Rentenbank, as well as obligations of third parties that are expressly guaranteed by Rentenbank (the “Guarantee of the Federal Republic”). See also “General — Relationship with the Federal Government — Guarantee of the Federal Republic”.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Board of Supervisory Directors. The Minister of Food and Agriculture is deputy chairman of and representatives from the Federal Ministry of Food and Agriculture and the Federal Ministry of Finance are members of the Board of Supervisory Directors.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food and Agriculture which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Board of Supervisory Directors meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Ralf Wolkenhauser and the current deputy is the senior government official Mr. Dr. Karl Wessels.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and the Capital Requirement Regulation (“CRR”) and are supervised and regulated by the ECB, the BaFin and the German Central Bank (Deutsche Bundesbank).

In 2010, the central bank governors and heads of financial authorities in 27 countries presented stringent new proposals for the contents of the new international regulations for the banking system, Basel III, requiring larger and higher-quality capital bases among banks and introducing a global framework for the assessment of liquidity risks. Basel III has been implemented in the European Economic Area through the Capital Requirement Directive (“CRD IV”), which has been implemented in German law by the CDR IV Umsetzungsgesetz, and the CRR which is directly applicable in each Member State of the European Economic Area. CRD IV/CRR came into force on January 1, 2014.

Since November 4, 2014, Rentenbank is subject to direct supervision by the ECB. ECB supervises all institutions that are classified as significant as the primary supervisor with the assistance of the national competent authorities of EU member states that decided to participate in the SSM. The SSM officially entered into operation in November 2014 and is one of the elements of the so-called Banking Union.

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The ECB is responsible for issuing new licenses to credit institutions and for assessing significant ownership changes in credit institutions where such changes must be notified, in each case regardless of whether an institution is significant or not. With respect to credit institutions classified as significant, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as those regarding compliance with regulatory requirements set forth in CRR/CRD IV concerning own funds, securitization, large exposure limits, liquidity, leverage, governance and risk management requirements. The ECB carries out its supervisory functions through a “Joint Supervisory Team”. The team is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the German Central Bank (Deutsche Bundesbank).

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin continues to be our supervisor for regulatory matters with respect to which we are not supervised by the ECB. These include among others the rules on business conduct in the securities markets and the regulation of anti money laundering, terrorist financing and payment services. Generally, the BaFin also continues to supervise us with respect to those requirements under the German Banking Act that are not based upon European law, although the scope of such supervision with respect to regulatory requirements in addition to those that must be implemented under European law is not entirely clear.

The German Central Bank (Deutsche Bundesbank) supports the BaFin and the ECB and closely cooperates with them. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The ECB, the BaFin and the German Central Bank (Deutsche Bundesbank) receive comprehensive information from us in order to monitor our compliance with applicable legal requirements and to obtain information on our financial condition.

The ECB and the BaFin have extensive supervisory and investigatory powers, including the ability to issue requests for information, to conduct regulatory investigations and on-site inspections, and to impose monetary and other sanctions.

We are in compliance with the German and European laws that are applicable to our business in all material respects.

German Banking Act and CRR

The German Banking Act and the CRR contain the principal rules for German banks, including the requirements for a banking license, and regulate the business activities of German banks.

Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom.

Significant parts of the regulatory framework for banks in the European Union are governed by the CRR. The CRR primarily sets forth the requirements applicable to us relating to regulatory capital, risk-based capital adequacy, monitoring and control of large exposures, consolidated supervision and liquidity. Additional regulatory and implementing technical standards are also applicable to us, and are developed by the European Banking Authority (“EBA”) and adopted by the European Commission. Certain other requirements applicable to us including those with respect to additional capital and organizational requirements, are set forth in the German Banking Act and other German laws.

Capital Adequacy Requirements

The CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The most important type of capital for compliance with the capital requirements under the CRR (see below) is “Common Equity Tier 1” capital. Common Equity Tier 1 capital primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is "Additional Tier 1” capital. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.75%, although regulators may require an earlier conversion, for example for stress-testing purposes. Common Equity Tier 1

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capital and Additional Tier 1 capital together constitute Tier 1 capital. Tier 1 capital requirements are aimed at ensuring the ability to absorb losses on a “going concern” basis. The other type of capital is “Tier 2” capital which generally consists of long-term subordinated debt instruments and must be able to absorb losses on a “gone concern” basis. Tier 1 capital and Tier 2 capital together constitute “own funds”. Pursuant to the CRR, hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 cease to qualify as such and will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds under the CRR. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

Capital adequacy requirements under CRR are gradually phased-in. The phase-out period for instruments which no longer meet the requirements under CRD IV/CRR started in 2014 and lasts until December 31, 2021. As of January 1, 2018, CRD IV/CRR provisions on deductions from an institution’s own funds fully apply. In addition to the aforementioned capital adequacy requirements, banking institutions must maintain a capital conservation buffer of 2.5% of the total risk exposure consisting of Common Equity Tier 1 capital and an institution-specific countercyclical capital buffer between 0% and 2.5% (if necessary BaFin and ECB can set a rate of more than 2.5%) consisting of Common Equity Tier 1 capital. Moreover, BaFin and ECB may require all institutions or certain types or groups of institutions to maintain a system risk buffer consisting of Common Equity Tier 1 capital for exposures located in Germany, a European Economic Area (“EEA”) state or a non-EEA state which will be at least 1% of the risk-weighted exposure value. As for additional capital buffers, the phase-in started on January 1, 2015. Full compliance with additional capital buffers under CRD IV is required as of January 1, 2019.

Certain factors, such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies, have been recognized by the CRR as reducing the relevant risk items.

Under the German Banking Act’s and the CRR’s provisions on consolidated supervision, the capital adequacy rules and the limitation of large exposures must be met each group of institutions as a whole. The relevant provisions for consolidation are, to a large extent, set forth in the CRR. A group of institutions generally consists of a parent entity and the subsidiaries of the parent undertaking which are consolidated in the group under the CRR.

The Basel III framework also proposes a non-risk based leverage ratio as a complement to the risk-based capital requirements. While the CRR does not require banks immediately to comply with a specific leverage ratio, banks are required to report and publish their leverage ratios for a future assessment and calibration of the leverage ratio. A delegated act with regard to the leverage ratio has been adopted by the European Commission on October 10, 2014. It is expected that banks will be required to fully comply with the leverage ratio starting in 2020.

Liquidity Requirements

The CRR introduced a new liquidity coverage requirement intended to ensure that banks have an adequate stock of unencumbered high quality liquid assets that can be easily and quickly converted into cash to meet their liquidity needs for a 30 calendar day liquidity stress scenario. The required “liquidity coverage ratio” is calculated as the ratio of a bank’s liquidity buffer to its net liquidity outflows. Also, banks must regularly report the composition of the liquid assets in their liquidity buffer to their competent authorities. The liquidity coverage requirement will be phased in with a minimum required level of liquidity of 80 % in 2017 to 100 % in 2018. Details on the liquidity coverage requirement have been set forth by the European Commission in implementing legislation, which will come into force on October 1, 2015. The ECB will be granted the authority to supervise our compliance with the liquidity coverage requirement under the CRR.

In addition, Basel III contains a proposal to introduce a net stable funding ratio (“NSFR”) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding. The CRR contains interim reporting requirements on stable funding but does not include substantive provisions relating to the NSFR. In October 2014, the Basel Committee on Banking Supervision published a revised proposal for the NSFR pursuant to which the NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. The NSFR is expected to become a minimum standard for

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banks by 2020. Since the proposal has not yet been implemented into binding European law, the European Commission still needs to decide whether and how to introduce the NSFR into European law.

National liquidity requirements under the German Banking Act and the German Liquidity Regulation (Liquiditätsverordnung) ended to be applicable on December 31, 2017.

Limitation on Large Exposures

The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The German Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) continue to supplement the CRR. Under the CRR, Rentenbank’s large exposure (Großkredite) to a single borrower or a group of connected clients that equal or exceed 10% of our Tier 1 capital and permissible Tier 2 capital (“Eligible Capital”) are subject to a number of restrictions such as reporting requirements. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Eligible Capital. Also, we have to report our ten largest exposures on a consolidated basis to institutions and our ten largest exposures on a consolidated basis to unregulated financial entities.

Audits

Under German law, Rentenbank must be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Board of Supervisory Directors with the consent of the Supervising Authorities. BaFin and German Central Bank (Deutsche Bundesbank) must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin and the German Central Bank (Deutsche Bundesbank), of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Board of Supervisory Directors, BaFin and the German Central Bank (Deutsche Bundesbank).

Reporting Requirements and Investigations

The ECB and the BaFin may conduct audits of banks on a random basis, as well as for cause. In particular, the ECB may audit our compliance with requirements with respect to which it supervises us, such as those set forth in CRR/CRD IV. BaFin may decide to audit our compliance with requirements with respect to which the BaFin supervises us, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering and terrorist financing.

To enable the ECB and BaFin, as the case may be, to monitor compliance with the German Banking Act, CRR and other applicable legal requirements and to obtain information on the financial condition of the German banks, the banks have to file routine, periodic reports.

In particular, each bank must file, annually, audited financial statements on an unconsolidated and if applicable on a consolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules and quarterly statements regarding loans of €1.0 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. This threshold was reduced from €1.5 million to €1 million as of January 1, 2015. In addition, among others, quarterly and annual information in relation to the capital adequacy principles and risk reports must be filed with the German Central Bank (Deutsche Bundesbank) which passes the information on to ECB.

To secure compliance with applicable bank supervisory laws, the ECB and BaFin may require further information and documents from a bank. ECB and BaFin may also conduct investigations, including on-site inspections, of a bank without having to give any particular reason. In addition, the ECB and BaFin may attend meetings of Rentenbank’s Board of Supervisory Directors and may require such meetings to be convened.

ECB/BaFin Supervisory and Enforcement Power

In the event that ECB and BaFin, respectively, discover irregularities, the respective authority has a wide range of enforcement powers.

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The ECB may, for example, impose additional own funds or liquidity requirements in excess of statutory requirements, restrict or limit a bank’s business, require the cessation of activities to reduce risk, require a bank to use net profits to strengthen its own funds, remove the members of the bank’s management or supervisory board members from office or prohibit them from exercising their current managerial capacities.

To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license. Furthermore, the ECB has the power to impose severe administrative penalties in case of breaches of directly applicable EU laws, such as the CRR, or of applicable ECB regulations and decisions. Penalties imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10% of the total annual turnover of the relevant entity in the preceding business year. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.

The BaFin also retains a wide range of enforcement powers. As discussed above, it may take action if instructed by the ECB in connection with supervisory tasks granted to the ECB. With respect to supervisory tasks not granted to the ECB, BaFin may still take, as in the past, action upon its own initiative. In particular, if a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of such bank, to the revocation of the respective bank’s license and closing of the respective bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to such bank.

The BaFin may also impose administrative pecuniary penalties under the German Banking Act and other German laws. Penalties under the German Banking Act may generally be up to € 5 million. If the economic benefit derived from the offense is higher, the BaFin may impose penalties of up to 10% of the net turnover of the preceding business year or double the amount of the economic benefit derived from the violation.

Violations of the German Banking Act may result in criminal and administrative penalties.

Regulatory changes in the banking sector on EU level

As of November 4, 2014, significant credit institutions are supervised and regulated directly by ECB within the framework of the SSM. As discussed, Rentenbank is classified as a significant credit institution because of the total value of its assets.

As of October 1, 2015, the CRR introduced new provisions on liquidity requirements, which replace the liquidity rules as set out in the German Banking Act and the Liquidity Regulation. The essential element is a liquidity coverage requirement (“LCR") based on a short-term stress scenario. It aims to enable banks to withstand a liquidity stress scenario in the short term (i.e., over a horizon of 30 calendar days) independently of new borrowing in the capital markets and central bank support.

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FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

The financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Regulation on the Accounting of Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute - the “Credit Institution Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Board of Supervisory Directors with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are KPMG AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the financial statements is conducted in accordance with German Generally Accepted Auditing Standards. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Board of Supervisory Directors, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

The audit report of KPMG for the year ended December 31, 2017, dated March 5, 2018, refers to a management report (Lagebericht). The examination of, and the audit report upon, this management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, KPMG does not provide any opinion on the aforementioned examination or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements of Rentenbank, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in marketable equity securities and debt securities are classified into the categories trading, available for sale or held to maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments – Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are recognized in profit or loss.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge. Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of changes in the fair value of a recognized asset or liability, an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment (fair value hedge), or as a hedge of the exposure to variability in cash flows of a recognized asset or liability or a probable forecast transaction (cash flow hedge). A derivative instrument qualifying as a fair value hedge is measured at fair value with changes in fair value recognized in profit or loss. The hedged item is remeasured to fair value in respect of the hedged risk. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are recorded in other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions account for anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, Rentenbank maintains a general reserve based on expected losses.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. An impairment is recognized if the present value of estimated future cash flows discounted at the loan’s effective interest rate is less than the carrying amount of the loan. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provisions for general banking risks by setting up certain “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code banks can set up reserves based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve by recording these assets at a lower amount than generally required. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code, a general provision for general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, loan loss provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the carrying amount of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment is reported at acquisition or manufacturing cost, as applicable, and depreciated over its estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax authorities. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. Additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. Therefore, the carrying amount of the asset is compared with the sum of the undiscounted cash flows. If the carrying amount of the asset exceeds the sum of the undiscounted cash flows, the carrying amount of the asset is compared to the fair value and an impairment loss is recognized to the extent fair value exceeds the carrying amount of the asset. U.S. GAAP does not permit a reversal of impairment losses.

Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the

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employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions are discounted pursuant to Section 253 paragraph 2 of the German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung). Since 2016, the discount rates used for pension obligations are the average market interest rates for the past ten fiscal years; until 2015 the average market interest rates for the past seven fiscal years were used.

Under U.S. GAAP, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet for defined benefit plans. The pension benefit obligation is generally calculated using the projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would generally not be recorded on the balance sheet.

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MANAGEMENT REPORT

Introduction

In the previous year, Rentenbank prepared a combined management report, consisting of a voluntary Group management report in accordance with IFRS and the management report of the bank in accordance with the German Commercial Code (Handelsgesetzbuch, HGB). If the prior-year figures refer to IFRS financial reporting, this is indicated in the tables.

The Declaration of Conformity with the German Public Corporate Governance Code by the Board of Managing Directors and the Board of Supervisory Directors is publicly available on Rentenbank’s website.

General information about Rentenbank

Ownership structure

Rentenbank is a public law institution, with its registered office in Frankfurt am Main. It has no branch offices.

All material risks of the subsidiaries are concentrated in Rentenbank and are managed centrally by Rentenbank. The bank’s direct and indirect subsidiaries are: LR Beteiligungsgesellschaft mbH (LRB), DSV Silo- und Verwaltungsgesellschaft mbH (DSV), and Getreide-Import Gesellschaft mbH (GIG). The business activities of the subsidiaries are strictly limited. Rentenbank has issued a comfort letter to LRB. The subsidiaries are funded exclusively by Rentenbank.

Promotional mandate

According to Rentenbank’s Governing Law, Rentenbank has a mandate to promote agriculture and the associated upstream or downstream industries as well as rural areas. The bank’s business activities are aligned with this promotional mandate. Rentenbank's Governing Law and its statutes primarily define the framework for the bank’s risk structure.

As a promotional bank for agribusiness and rural areas, Rentenbank provides funds for a variety of agriculture-related investments. Rentenbank extends its special promotional loans for projects in Germany via local banks in a competitively neutral way (on-lending procedure). The range of products is geared towards businesses in the agricultural, horticultural, viticultural and forestry sectors, as well as in the aquaculture sector, including fisheries. Rentenbank also finances projects in the food industry and agriculture-related upstream and downstream industries. Further, the bank promotes investments in renewable energy and rural infrastructure. In addition, Rentenbank provides funding for other banks, savings banks, and local authorities related to rural areas through registered bonds, promissory notes, and securities.

Management system

Rentenbank’s business strategy focuses on achieving the following objectives:

•	Provision of self-supporting promotional activity
•	sustainable promotional activity
•	being able, at all times, to adjust the promotional activity to changed requirements

The objectives are specified by eight measures which have been assigned corresponding quantitative metrics. The main accounting-related metrics are translated into key performance indicators (see below). The section on outlook and opportunities and the section on the results of operations include information on targets and target achievement.

Segments

Rentenbank’s financing activities are based on Rentenbank's Governing Law. The segments break down as follows:

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•	Promotional Business
•	Capital Investment
•	Treasury Management

Within the Promotional Business segment, the bank promotes investments in the agricultural sector and rural areas. This is achieved by refinancing special purpose loans which are extended to ultimate borrowers via local banks. The loans are granted in accordance with the terms and conditions applicable to our special promotional loans to support agriculture-related projects in Germany. By offering particularly low interest rates, we support preferred promotional targets, such as animal welfare, environmental protection or investments by young farmers.

In addition, the bank fulfils its promotional mandate by acting as a refinancing partner to banks with business activities in the agricultural sector and rural areas as well as to local authorities related to rural areas. To this end, we use various forms of providing funds (loans, registered bonds, promissory notes, securities). To some extent, these transactions also contribute to compliance with the regulatory liquidity requirements. Rentenbank manages the business volume and the risk structure.

Refinancing, which is mainly maturity-matched, is also allocated to the Promotional Business segment. The bank does not hold securities, receivables or other exposures with structured or derivative credit risks, such as ABSs (asset-backed securities), CDOs (collateralized debt obligations) or CDSs (credit default swaps).

The Capital Investment segment includes the investments of equity reported in the balance sheet and the investments of non-current provisions. The investments are made primarily in securities and promissory notes as well as in registered bonds issued by banks and public sector institutions.

Short-term liquidity and short-term interest rate risk are managed in the Treasury Management segment.

Key performance indicators

Financial key performance indicators are the key accounting-related metrics used to measure the achievement of the strategic objectives within the internal management system. In addition, non-financial key performance indicators complement this management system.

The financial key performance indicators reflect operating activities. The financial key performance indicators include:

•	Operating profit before provision for loan losses and valuation

The business activities of Rentenbank are aimed at fulfilling its promotional mandate, rather than at generating profits. However, in order to be able to provide self-supporting promotional activity, the bank takes into account business principles. This includes measures based on economic principles to ensure the bank’s long-term ability to carry out its promotional activities as well as to guarantee the flexibility to adjust the promotional activity at any time. In light of increasing regulatory requirements, the operating profit is used to strengthen the bank’s capital base through the retention of profits. Acting in accordance with economic principles and generating stable earnings are also prerequisites for generally performing promotional activities without having to rely on government subsidies. To this end, Rentenbank uses its high credit quality as a public law institution, combined with its capital market strategy, to borrow funds at favorable rates. In addition, the promotional activities benefit from the highly cost-efficient processes within the bank.

•	Cost-income ratio

The cost-income ratio is a key performance indicator that measures the efficient use of Rentenbank's resources. This performance indicator is influenced by both changes in expenses (numerator) and income (denominator). Therefore, the indicator is, by definition, sensitive to short-term fluctuations in income. The cost-income ratio is monitored on an ongoing basis over a longer period of time and adjusted for changes in expenses on the basis of regular analyses.

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•	Promotional contribution

Promotional contribution is a key performance indicator reflecting the total quantitative promotional activity within one fiscal year. It includes income used for granting special promotional loans at reduced interest rates. It also comprises the distributable profit and other promotional measures, such as funds provided by Rentenbank as grants for the Research on Agricultural Innovation program.

The three financial key performance indicators and their main components are determined within the framework of monthly reporting and are compared with target values. They are also included as separate figures in the multi-year plans.

Non-financial key performance indicators comprise corporate citizenship, responsibility towards employees, and compliance with legal and regulatory requirements. These are managed primarily on a qualitative basis within the context of the business strategy.

Further information on the financial key performance indicators is included in the sections on Rentenbank's results of operations, financial position, and net assets as well as in the section on outlook and opportunities. The non-financial key performance indicators are described in more detail in the corresponding section.

Economic report

Macroeconomic and bank-specific environment

International interest rate and monetary policy

The US Federal Reserve (Fed) continued to reverse its accommodative monetary policy stance in 2017 by raising the federal funds rate by 25 basis points in March, June and December to a range of 1.25 % to 1.5%.

In contrast, the European Central Bank (ECB) modified its expansionary monetary policy in the course of 2017 only slightly. Starting in April, the ECB reduced the volume of its monthly net purchases under the asset purchase program by EUR 20 billion to EUR 60 billion. Since the ECB also reinvested the proceeds from maturing bonds, the portfolio of assets continued to increase by an amount equal to these monthly net purchases. The monthly gross purchase values exceeded the net values by up to approximately EUR 10 billion. In October 2017, the ECB announced that it will halve the net purchases to a monthly pace of EUR 30 billion from January 2018 until at least the end of September 2018. During 2017, the interest rate on the deposit facility and the interest rate on the main refinancing operations remained unchanged at -0.40 % and 0.0%, respectively.

Despite the increasing interest rate differential compared to the US dollar, the euro showed surprising strength during 2017. At the end of 2017, the ECB set the reference rate for the EUR/USD exchange rate at 1.20, which was around 14 % above the rate of 1.05 at year-end 2016. The weaker US dollar was mainly attributable to the disappointment regarding the economic policy of US President Donald Trump.

Movements in long-term interest rates

The yields on Germany’s 10-year government bonds closed the year 2017 at 0.42%, more than twice as high as at year-end 2016 (0.19%). However, this did not represent a turnaround in interest rates (i.e. a steady rise in interest rates), since the long-term interest rates continued to fluctuate throughout 2017, ranging from 0.15 % on January 2 and 0.64 % on July 12. The yields were mainly affected by the ECB's asset purchase program, but also temporarily by the flight to safe-haven assets, owing to elections in various countries in the eurozone.

Changes in the economic environment for our promotional business

The demand for Rentenbank's promotional loans is largely driven by investments of the German agribusiness sector in renewable energy and rural development. In 2017, the economic situation in the agricultural sector improved considerably, attributable to rising producer prices in almost all business segments. Growing exports led to stronger demand for financing in agribusiness. The market situation in the renewable energy segment depends primarily on the legal framework. The amended version of the Renewable Energy Sources Act (EEG) came into force on January 1, 2017. As a consequence, the level of funding is no longer fixed by law, but is rather determined on the market by auctions. Wind farms will continue to receive a fixed

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rate of funding, provided that approval was granted by the end of 2016 and that the installation starts operating before the end of 2018. The financial situation of municipalities in rural areas has improved due to sound economic conditions.

Business development

The economic situation in the agricultural sector continued to stabilize in the fiscal year 2017, which strengthened the liquidity position of many agricultural businesses. Despite the benign economic environment, the Agriculture promotional line saw a drop in demand for financing. This was mostly driven by a substantial decline in demand for liquidity assistance loans. Above all, economic conditions resulted in a growing number of machinery loans. Due to the necessary planning lead time, financing for livestock housing and land purchases remained at a low level. Falling demand for loans in the Agriculture promotional line was largely offset by buoyant demand in other promotional lines.

Apart from the domestic market, the export markets play a major role for the German agribusiness. According to the German Export Association for Food and Agriproducts e.V. (GEFA), the exports of German agricultural and food products as well as agricultural machinery reached a new record high in 2017. The positive sentiment in many agricultural enterprises companies stimulated investments. As a result, demand for special promotional loans also increased in the Agribusiness promotional line in the fiscal year 2017.

In contrast, the investment momentum in the Renewable Energy promotional line depends largely on the legal framework. In 2017, strong demand for wind turbine financing was driven by investments that had been approved before the revised Renewable Energy Sources Act (EEG) entered into force. Due to lower module prices, the financing of photovoltaic installations was also on the rise. The volume of new loans for biogas plants was above the prior-year level: in particular, the funds provided by Rentenbank enabled existing plants to convert to flexible electricity generation and supported their direct marketing activities.

The Rural Development promotional line saw a decline in financing activity, attributable to the improved financial situation of municipalities.

Overall, the demand for special promotional loans decreased marginally.

The notional amounts for new promotional business are as follows:

	2017		2016
	€ billion	%	€ billion	%
Special promotional loans	7.4	62.7	7.7	61.8
Registered bonds/ promissory notes	2.5	21.2	2.3	18.3
Securities	1.9	16.1	2.5	19.9
Total	11.9	100.0	12.4	100.0

In the year under review, new promotional business totaled EUR 11.9 billion (2016: EUR 12.4 billion). It was thus slightly down year-on-year.

Rentenbank raised the necessary funds again at favorable terms as financial investors preferred safe investments. In the reporting year, Rentenbank raised a total of EUR 12.4 billion (2016: EUR 12.7 billion) in funding in the domestic and international capital markets. Thus, the funding volume in 2017 was higher than initially planned. The following instruments were used for debt issuance in the capital markets:

	2017		2016
	€ billion	%	€ billion	%
Euro Medium Term Notes (EMTN)	9.4	75.8	9.0	70.9
Global bonds	1.1	8.9	2.8	22.0
AUD Medium Term Notes (MTN)	1.2	9.7	0.5	3.9
International loans	0.5	4.0	0.0	0.0
Domestic capital market instruments	0.2	1.6	0.4	3.2
Total	12.4	100.0	12.7	100.0

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Results of operations, financial position, and net assets

Results of operations

The results of operations, as presented in the following table, were satisfactory overall:

	Jan. 1 to Dec. 31, 2017 € million	Jan. 1 to Dec. 31, 2016 € million	Change in € million
Net interest income1)	305.6	318.7	-13.1
Net fee and commission income	-1.9	-2.1	0.2
Administrative expenses	69.3	61.1	8.2
Other operating income/expenses	-9.4	-0.1	-9.3
Income taxes	1.2	1.0	0.2
Operating profit before provision for loan losses and valuation	223.8	254.4	-30.6
Provision for loan losses/valuation	162.8	195.4	-32.6
Net income	61.0	59.0	2.0

1) Net interest income, including income from participations

Operating profit before provision for loan losses and valuation

In 2017, the operating profit before provision for loan losses and valuation of EUR 223.8 million was, as expected, below the prior-year figure of EUR 254.4 million. However, the decline of 12.0 % was significantly smaller than planned (approx. 25%).

Margins in the Treasury Management segment were considerably higher compared to the forecast and the corresponding projected figures. Moreover, the increase in administrative expenses was notably lower than planned. These factors are explained in more detail below.

Interest income, including income from participations, amounted to EUR 3,485.3 million (2016: EUR 3,647.9 million). After deducting interest expenses of EUR 3,179.7 million (2016: EUR 3,329.2 million), net interest income amounted to EUR 305.6 million (2016: EUR 318.7 million).

Administrative expenses rose by 13.4 % to EUR 69.3 million (2016: EUR 61.1 million). This was mainly driven by higher personnel expenses and operating expenses, up EUR 3.5 million and EUR 5.8 million year-on-year, respectively. In contrast, depreciation, amortization and write-downs declined by EUR 1.1 million.

The rise in personnel expenses is largely attributable to the increase in the number of employees (by seven employees on average) as well as to higher expenses for pensions, up EUR 2.2 million year-on-year. In terms of operating expenses, expenses for IT projects rose by EUR 3.7 million compared to the previous year, while costs for external advisors saw a year-on-year increase of EUR 0.8 million. The latter was due to the implementation of regulatory requirements, among others. In addition, the direct costs for banking supervisory authorities (ECB, BaFin, SRB/FMSA) grew by EUR 0.4 million. Furthermore, expenses for the use of hardware and software as well as costs for IT services provided by third parties, primarily for the SAP basis operations and the preparations for the relocation of the data center, increased by a total of EUR 0.6 million.

In contrast, depreciation, amortization and write-downs of intangible assets and property and equipment decreased to EUR 5.9 million (2016: EUR 7.0 million). This was due to the scheduled termination of amortization of capitalized project expenses for our IT system Murex. Compared to the prior year, net other operating income/expenses, consisting of other operating expenses and other operating income, saw a significant decline by EUR 9.3 million. However, the prior-year figure was affected by two positive one-off items in a total amount of EUR 11.1 million. The adjustment of the discount rate for pension provisions, as prescribed by law, resulted in a year-on-year decline in expenses by a total of EUR 6.1 million. An issue that was repurchased in the previous year at the request of an investor, led to net income of EUR 5.0 million.

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Operating profit by segment

	Promotional Business		Capital Investment		Treasury Management		Total
Jan. 1	2017	2016	2017	2016	2017	2016	2017	2016
to Dec. 31	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Net interest income	150.9	158.1	117.1	118.8	37.6	41.8	305.6	318.7
Net fee and commission income	-1.7	-2.0	0.0	0.0	-0.2	-0.1	-1.9	-2.1
Administrative expenses	53.6	46.6	9.4	8.9	6.3	5.6	69.3	61.1
Other operating income/expenses	-9.4	-0.1	0.0	0.0	0.0	0.0	-9.4	-0.1
Income taxes	0.0	0.0	1.2	1.0	0.0	0.0	1.2	1.0
Operating profit before provision for loan losses and valuation	86.2	109.4	106.5	108.9	31.1	36.1	223.8	254.4

The operating profit of the Promotional Business segment decreased in line with expectations, totaling EUR 86.2 million (2016: EUR 109.4 million). Net interest income amounted to EUR 150.9 million and was, as expected, below the prior-year figure of EUR 158.1 million. The decrease was mostly driven by the declining portfolio margin and the lower average balance of securities, registered bonds, and promissory notes. Administrative expenses in the Promotional Business segment, including depreciation and amortization, rose by EUR 7.0 million to EUR 53.6 million. Other operating income/expenses declined by EUR 9.3 million due to the one-off items described above.

Net interest income of the Capital Investment segment fell slightly to EUR 117.1 million, which was in line with expectations. The additional income from new investments was not sufficient to offset the significantly lower reinvestment rates of maturing investments of own funds. Overall, the segment's operating profit decreased slightly to EUR 106.5 million (2016: EUR 108.9 million).

In the Treasury Management segment, net interest income of EUR 37.6 million far exceeded our expectations since the lending/funding margins realized were higher than planned. At the same time, the segment's average portfolio volume increased, primarily owing to an increase in cash collateral provided. However, the exceptionally high net interest income of the prior year (EUR 41.8 million) could not be fully achieved. Overall, the segment's operating profit amounted to EUR 31.1 million (2016: EUR 36.1 million).

Provision for loan losses/valuation

Within the framework of provision for loan losses/valuation, a net amount of EUR 162.8 million was allocated to loan loss provisions pursuant to Sections 340f and 340g HGB.

Net income/distributable profit

The overall increase in net income amounted to EUR 2.0 million, resulting in net income of EUR 61.0 million (2016: EUR 59.0 million).

In accordance with Section 2 (3) sentence 2 of Rentenbank's Governing Law, the guarantee reserve may not exceed 5 % of the notional amount of the covered bonds outstanding at any given time. As the volume of the covered bonds declined, an amount of EUR 0.1 million (2016: EUR 21.6 million) was withdrawn from the guarantee reserve and allocated to the principal reserve. A total amount of EUR 45.7 million (2016: EUR 44.2 million) of net income was allocated to the principal reserve.

Distributable profit after the allocation to reserves amounts to EUR 15.3 million (2016: EUR 14.8 million), 50 % of which will be transferred to each the Special Purpose Fund and the Promotional Fund.

Financial key performance indicators

As described above, the operating profit before provision for loan losses and valuation amounted to EUR 223.8 million (2016: EUR 254.4 million). This decline was expected although it was much smaller than anticipated. Net interest income decreased by 4.1 % year-on-year to EUR 305.6 million (2016: EUR 318.7 million). In the Promotional Business segment, the decline was particularly driven by falling portfolio margins and lower average balances of securities, registered bonds, and promissory notes. In contrast, the decrease in net interest

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income in the Treasury Management segment was considerably lower than expected, since the lending/funding margins realized were significantly higher than planned. The increase in administrative expenses by 13.4 % to EUR 69.3 million (2016: EUR 61.1 million) was below expectations due to lower-than-expected IT and project expenses. In addition, personnel expenses were substantially below plan, since additional vacant posts were filled on a step-by-step basis.

The developments that affected the operating profit were also reflected in the cost-income ratio, one of our key performance indicators. The related negative effects were also somewhat smaller than planned. While income decreased by 5.1 % to EUR 309.1 million (2016: EUR 325.8 million), expenses climbed to EUR 85.3 million (2016: EUR 71.4 million). This led to an increase in the cost-income ratio from 21.9 % to 27.6%. However, compared with other German promotional banks, our cost-income ratio remains at a very moderate level.

Promotional contribution, a further key performance indicator, comprises the interest rate reduction granted for the special promotional loans, inter alia. In the year under review, we used EUR 64.0 million of our own income (2016: EUR 66.4 million) in nominal terms for this purpose. This was complemented by the excellent funding terms which we obtained and passed on to borrowers and which account for the attractiveness of our special promotional loans. In addition, we provided grants of EUR 4.0 million (2016: EUR 3.0 million) to our Research on Agricultural Innovation program. The promotional contribution, including the distributable profit of EUR 15.3 million (2016: EUR 14.8 million) intended for distribution as well as other promotional contributions, declined marginally to EUR 83.4 million (2016: EUR 84.2 million). This figure is slightly below our planning assumptions, mostly due to the lower interest rate reduction given the low interest rate environment.

Financial position

Capital structure

The financial position based on Rentenbank's financial statements in accordance with the provisions of HGB is as follows:

	Dec. 31, 2017 € million	Dec. 31, 2016 € million	Change in € million
Liabilities
Liabilities to banks	2,710.6	3,053.6	- 343.0
Liabilities to customers	3,854.3	3,766.6	87.7
Securitized liabilities	76,894.5	69,982.0	6,912.5
Subordinated liabilities	405.7	615.1	- 209.4

Equity (including fund for general banking risks)
Subscribed capital	135.0	135.0	0.0
Retained earnings	1,099.5	1,053.8	45.7
Distributable profit	15.3	14.8	0.5
Fund for general banking risks	3,195.6	3,106.9	88.7

Liabilities

Liabilities to banks decreased by EUR 0.3 billion to EUR 2.7 billion (2016: EUR 3.1 billion), mainly due to maturing registered bonds and promissory notes. Liabilities to customers saw a slight increase of EUR 0.1 billion or 2.6%, amounting to EUR 3.9 billion (2016: EUR 3.8 billion).

Securitized liabilities rose by EUR 6.9 billion or 9.9 % to EUR 76.9 billion (2016: EUR 70.0 billion). The Medium Term Note (MTN) programs remained our main refinancing instruments, amounting to EUR 53.2 billion (2016: EUR 49.8 billion). The portfolio of global bonds declined to EUR 12.0 billion (2016: EUR 14.0 billion). The issued Euro Commercial Paper (ECP) increased by EUR 5.5 billion to EUR 11.2 billion (2016: EUR 5.7 billion).

Subordinated liabilities fell by EUR 0.2 billion to EUR 0.4 billion due to redemptions.

All funds raised in the money and capital markets for refinancing purposes were obtained on market terms.

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Equity

Equity rose by a total of EUR 134.9 million to EUR 4,445.4 million (2016: EUR 4,310.5 million). An amount of EUR 45.7 million was allocated from net income to retained earnings. The fund for general banking risks was increased by EUR 88.7 million. The distributable profit rose from EUR 14.8 million to EUR 15.3 million.

Regulatory capital ratios

The conditions of issue of the promissory notes taken into account in total capital meet the requirements of Article 63 of the Capital Requirements Regulation (CRR). Subordinated liabilities in the form of bearer securities issued as global certificates and in the form of loan agreements do not meet the requirements set out in points (k) and (l) of Article 63 CRR and, in accordance with the transitional provisions, are included in tier 2 capital only until December 31, 2021.

Rentenbank applies the waiver provision by virtue of Article 7 (3) CRR on an individual basis in accordance with Article 6 (1) CRR. As of December 31, 2017, the bank determines its own funds and risk-weighted assets in accordance with HGB accounting. In the previous year, these indicators were determined using IFRS accounting. Both the total capital ratio and the Common Equity Tier 1 capital ratio of 29.7% (2016: 25.7%) and 27.8% (2016: 23.2%), respectively, were well above regulatory requirements, as well as above the minimum requirements set by the ECB.

Capital expenditure

In the past years, Rentenbank heavily invested in the modernization of its IT application systems. The objective is to replace the proprietary iSeries applications largely with Murex and SAP as well as to modernize the electronic loan processing in the promotional business on a step-by-step basis. In terms of an integrated front-to-back system, the so-called Murex Limit Controller was introduced in addition to the migration of the derivatives and money market business to Murex. Loan processing was modernized by introducing WebServices and electronic mailboxes.

The described investments, which were mainly carried out as part of project activities, are reflected in both current administrative expenses as well as in the changes in intangible assets. In the year under review, acquisition costs of EUR 4.1 million in total (2016: EUR 4.3 million) were capitalized and led to corresponding additions to intangible assets.

Net assets

Net assets

The net assets of Rentenbank's financial statements under HGB are as follows:

	Dec. 31, 2017 € million	Dec. 31, 2016 € million	Change in € million

Loans and advances to banks	60,532.2	57,793.8	2,738.4
Loans and advances to customers	6,883.9	6,048.2	835.7
Bonds and other fixed-income securities	15,870.3	17,764.6	-1,894.3

Loans and advances to banks amounted to EUR 60.5 billion as of year-end (2016: EUR 57.8 billion). At 66.6% (2016: 67.0%), they continue to represent the largest share of total assets.

Loans and advances to customers mainly comprise promissory notes of the German federal states. Overall, they increased by EUR 0.9 billion to EUR 6.9 billion (2016: EUR 6.0 billion).

The securities portfolio decreased by EUR 1.9 billion to EUR 15.9 billion (2016: EUR 17.8 billion) as redemptions exceeded new business. As in the previous year, the portfolio of bank bonds and notes was fully allocated to fixed assets. Accordingly, no securities were held in the liquidity reserve.

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The Board of Managing Directors is satisfied with the bank's performance as well as with the development of results of operations, financial position, and net assets. This also applies to the achievement of the strategic objectives within the internal management system.

Non-financial key performance indicators

Corporate citizenship

As a public law institution with a promotional mandate, Rentenbank has a particular responsibility to be a good corporate citizen. The bank mainly supports cultural institutions and selected charity projects in Frankfurt am Main, the location of its registered office. Grants are provided on a regular basis to Oper Frankfurt, Schirn Kunsthalle, Städel Museum, the English Theatre, and the Städelschule (State Academy of Fine Arts), inter alia. In the case of the Städelschule, Rentenbank supports young talented artists by awarding a group prize as part of the “Rundgang”, an annual exhibition of works by students of the academy. Rentenbank also supports various charity projects of churches, associations, and societies with regular donations at Christmas.

Employees

The number of employees grew in the year under review. At year-end 2017, Rentenbank employed 285 (2016: 282) employees (excluding trainees, interns, employees on parental leave and members of the Board of Managing Directors). The average length of service was approximately eleven years. The ratio of male and female employees was almost on par, with 55 % of the employees being male and 45 % being female. 88 % of the part-time employees were women.

Compliance with legal and regulatory requirements

Rentenbank prepares its annual financial statements and the management report in accordance with the requirements of the German Commercial Code as well as the German Generally Accepted Accounting Principles (Grundsätze ordnungsgemäßer Buchführung, GoB) and other relevant statements. In this context, we pay attention to proper preparation as well as to compliance with publication deadlines. This is primarily ensured by an Internal Control System (ICS).

Regulatory requirements regarding own funds, liquidity, the basis for calculating the leverage ratio, and the risk weighting of assets have strategic relevance. Comprehensive compliance with all existing regulatory provisions is a top priority. The Regulatory working group, which also includes the Compliance desk, ensures that new regulatory requirements are identified at an early stage within the bank and that their implementation is managed and monitored.

Outlook and opportunities

Changes in business and market conditions

The economic development of Rentenbank primarily depends on the prevailing conditions in the credit and financial markets.

These are mainly influenced by the monetary policy of the central banks, price and exchange rate movements, as well as the development of public finances. The demand for promotional loans is particularly influenced by both the interest rate trend and the situation in the agricultural markets and in agribusiness. These, in turn, are influenced by the agricultural policy of the EU and the German federal government.

Macroeconomic outlook

At the beginning of 2018, the economic situation is very stable in the major industrialized countries. The outlook also bodes well for a continued broad-based upturn. Concerns that political uncertainty may dampen growth have not yet materialized.

Rentenbank expects a slight increase in interest rates for the current year. The rate hikes announced by the Fed will particularly contribute to the upward trend. In contrast, the ECB’s decision to scale back its asset purchase program is expected to have a minor effect: although the monthly net purchases will be halved from EUR 60 billion to EUR 30 billion starting in early 2018, the reduction will be offset at least in part by reinvestments of growing proceeds from maturing bonds.

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Meanwhile, as there is currently no expectation of significantly rising inflation in the eurozone, the ECB should not be under pressure in this respect to abandon its zero interest rate policy. As a result, the overall increase in yields will be limited.

Outlook of the economic environment for our promotional business

The Food and Agriculture Organization of the United Nations (FAO) expects in its long-term projection until 2026 that global agricultural commodity prices will follow different trends. FAO anticipates falling producer prices for cereals and animal products. In contrast, prices of oilseeds and sugar are expected to remain flat. According to FAO, this is due to globally high levels of production in the agricultural industry and large inventories worldwide. Since agriculture is embedded in the world economy and influenced by a number of factors such as weather events, prices on global markets should remain volatile. Therefore, longer-term projections are always subject to uncertainties.

Apart from domestic demand, exports are of major significance for the German agribusiness. According to FAO estimates, global growth in food demand will slow compared to the previous decade. Only in the least developed countries, demand is expected to show stronger growth than in the previous years.

Within the framework of Agrar, a barometer of the agricultural business sentiment, approximately 1,800 farmers are interviewed regarding their plans for capital expenditures in the next six months, inter alia. According to the survey conducted in December 2017, German farmers plan to invest a total of EUR 4.0 billion in the first half of 2018. This volume exceeds the prior-year level of EUR 3.6 billion. Therefore, we expect growth in new business volume in the Agriculture promotional line for the fiscal year 2018.

In particular, the exports of the agribusiness sector have increased. There are strong indications that this trend will continue in 2018. We therefore anticipate continued growth in new business in the Agribusiness promotional line for 2018.

New business in the Renewable Energy promotional line depends largely on the Renewable Energy Sources Act (EEG) and thus on political decisions. The amended EEG entered into force on January 1, 2017. The key aspect of the revised EEG is that as from 2017, the level of funding is no longer fixed by the government but is now determined on the market by auctions. This aims to enhance competition between plant operators and to reduce costs related to the EEG. Wind turbines benefit from a transitional provision: all wind farms that were approved until the end of 2016 and start operating before the end of 2018 will receive the fixed EEG funding. Therefore, our new business was driven by wind turbine installations that were subject to the transitional provision. We thus expect a lower volume of new business in the Renewable Energy promotional line in 2018 than in the previous year.

On the basis of its risk-conscious business policy, its triple-A ratings, the guarantee of the Federal Republic of Germany, and the associated excellent access to funding, Rentenbank anticipates that it will continue to fulfill its promotional mandate successfully.

Forecast of business development

Comprehensive annual plans and multi-year plans with a 5-year time horizon are prepared in order to project Rentenbank’s future results of operations, financial position, and net assets. These plans comprise planning for Rentenbank's new business, portfolio, equity, income and costs as well as stress scenarios. In addition, the planning includes regulatory indicators relevant for management purposes as well as a projection of the development of the risk-bearing capacity. In the following, the projections refer to the planning period of 2018.

Projections: operating profit

Within the framework of our current planning, we anticipate that the portfolio in the Promotional Business segment will decline slightly. Due to the ECB’s expanded asset purchase program, we expect lending/funding margins for new business to remain approximately at the prior-year level. However, the planned margins in new business will be below those of the redemptions in 2018. Overall, this should lead to a significant decrease in net interest income in the Promotional Business segment.

Special promotional loans will remain the focus of our lending business. However, after the high new business volume of more than EUR 7 billion in 2017, we expect that the new business volume will decrease in

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2018, driven by various changes in our ultimate borrowers’ investment activities. Nevertheless, we expect that both the portfolio of special promotional loans as well as their share in total assets will remain almost unchanged.

The portfolio of securities as well as registered bonds and promissory notes declined in the year under review. The portfolio is also expected to decrease somewhat in 2018.

Within the Capital Investment segment, we expect that interest income will be down on 2017. The decline is mainly driven by lower return on new business, owing to the low interest rate environment. This effect cannot be offset by the slightly higher portfolio volume, resulting in a significant decrease in the segment's total interest income.

In 2018, net interest income of the Treasury Management segment is likely to be considerably below the high prior-year level as we anticipate declining margins.

Net interest income of the three segments is expected to decline significantly in 2018.

Cost planning for 2018, in particular, takes into account the necessary long-term investments in Rentenbank's infrastructure as well as the necessary adjustments to comply with additional regulatory requirements. This includes investments in the development of Murex, the extension of the new SAP financial accounting system as the central data platform as well as the upgrade of other hardware and software currently in use. Despite our rigorous cost management, the numerous changes in the regulatory framework are expected to incur considerably higher administrative expenses also in 2018 (2017: EUR 69.3 million). This particularly applies to personnel and IT expenses.

Against a backdrop of the development of income and expenses, we expect the operating profit before provision for loan losses and valuation for 2018 to decline overall by around 27% (2017: EUR 223.8 million). Compared over the long term, this key performance indicator would nevertheless be at a satisfying level.

Within the framework of our planning, we expect to be able to keep the promotional contribution (2017: EUR 83.4 million) at an appropriate level, and anticipate an increase by 5 % to 10 % in 2018 for this key performance indicator.

Due to falling income combined with the simultaneous increase (driven by investment activities) in administrative expenses, the cost-income ratio is expected to increase considerably (2017: 27.6%). Nevertheless, the ratio will remain at a comparatively satisfying level.

Opportunities and risks

In comparison to the planned targets for 2018, additional opportunities and risks may arise for our business development due to changes in market conditions.

For example, the sovereign debt crisis in the eurozone may intensify again. This would adversely affect the new business volume and the risk situation in the lending business, leading to widening credit spreads. In an uncertain economic environment, our own credit spreads have often proven to be very stable. This is due to the guarantee of the Federal Republic that enables Rentenbank to profit from the flight to safe-haven assets. Overall, rising lending/funding margins would have a positive effect on net interest income, while a decline in business volume would have a negative impact. The provision for loan losses may also increase.

The prevailing low interest rate environment, primarily due to the ECB’s monetary policy, supports the demand for loans in agribusiness and rural areas. However, low interest rates also weigh on earnings in the Capital Investment segment and have an impact on the promotional business. Further measures introduced by the ECB within the scope of the expanded asset purchase program could lead to an additional charge on earnings due to falling asset yields and margins. A change in the low interest rate environment, e.g. in the wake of a strong rate hike, would be associated with both risks and opportunities for Rentenbank due to the aforementioned factors. The possible specific consequences depend on the extent and the speed of interest rate changes as well as on the respective segment and the selected time horizon.

Administrative expenses may be subject to additional burdens resulting from further regulatory requirements which are not yet known. This would have an impact on IT and personnel expenses. Apart from the investments already planned, further changes to the IT and building infrastructure may become necessary.

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Despite Rentenbank’s risk-conscious new business policy, it cannot be ruled out that additional information regarding the financial position of our business partners will be identified during the course of the current fiscal year, which adversely affects their credit quality. This can result in additional rating downgrades for exposures held in the portfolio and thereby burden the risk coverage potential within the context of the risk-bearing capacity concept.

Further information on risks is included in the risk report.

Development in the current year

As expected, net interest income in the first month of the current fiscal year of all three segments was below the prior-year level, but above the pro rata projected figure. On the basis of new business and the results achieved in the current fiscal year, the Board of Managing Directors is confident that the planned volumes in the promotional business and the planned operating profit will be achieved for the fiscal year 2018.

This report on expected developments contains certain forward-looking statements that are based on current expectations, estimates, forecasts, and projections of the Board of Managing Directors and information available to it. These statements include, in particular, statements about our plans, strategies and prospects. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, and similar expressions are intended to identify such forward-looking statements. These statements are not to be understood as guarantees of future performance, but rather as being dependent upon factors that involve risks and uncertainties and are based on assumptions that may prove to be incorrect. Unless required by law, we shall not be obligated to update forward-looking statements after their publication.

Risk report

Rentenbank has implemented a risk management system (RMS) to manage risks resulting from its business activities. The RMS is based on

•	a risk strategy, consistently derived from the overall business strategy,
•	an ongoing review of an adequate capital and liquidity position,
•	the organizational structures and workflows of the RMS,
•	the Risk Controlling Function, the Compliance function, and the Internal Audit department as well as
•	the preparation of a recovery plan.

Rentenbank is subject to the regulatory standards applicable to CRR institutions and is an institution supervised by the ECB. Rentenbank does not have a trading book pursuant to Article 4 (1) points (85) and (86) CRR.

Organization of risk management

The Board of Managing Directors, which will be expanded by the position of Chief Risk Officer (CRO) in 2018, has overall responsibility for the RMS. The CRO will be responsible for the Risk Controlling department and also for the organizational units responsible for credit and back office functions. Until then, the Risk Controlling department is allocated to the Board member with responsibility for credit and back office functions. The Board of Managing Directors is informed regularly about the risk situation.

The Audit and Risk Committees, established by the Board of Supervisory Directors, are informed of the risk situation at least quarterly. Furthermore, the Board of Supervisory Directors is informed of material risk-related events by the Board of Managing Directors on an ad hoc basis.

The Regulatory working group is responsible for monitoring and evaluating regulatory and other legal initiatives as well as for strengthening the compliance structure. The Regulatory working group identifies topics that are relevant for Rentenbank, ensures that unambiguous responsibilities are defined for the implementation within the bank and is informed regularly about their timely implementation.

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In accordance with MaRisk, the bank has delegated the management of the Risk Controlling Function (RCF) to the head of the Risk Controlling department. He is involved in all important management decisions regarding risk policy. The Risk Controlling department performs all duties of the RCF. These include the drafting of the risk strategy and the regular monitoring of the limits within the risk-bearing capacity. In addition, the Risk Controlling department regularly monitors the maximum limit for all credit risk limits as well as the upper limit for unsecured facilities. It is also responsible for risk reporting, the daily valuation of the financial instruments, the coordination of the New Product Process (NPP), as well as for the preparation of the recovery plan.

The credit functions are performed by the Financial Institutions and Collateral & Participations divisions. The Financial Institutions division has an independent second vote in credit decisions and processes transactions involving purchased promissory notes and registered bonds. It is also responsible for a part of the credit risk strategy. The Collateral & Participations division evaluates the collateral and administers payment instructions in the special promotional business. The Financial Institutions and Collateral & Participations divisions are also responsible for the intensified monitoring and management of non-performing loans. Any necessary measures are taken in consultation with the Board of Managing Directors. The member of the Board of Managing Directors responsible for the credit functions is responsible for the process.

The Financial Institutions division is responsible for the methodological development, quality assurance, and monitoring of the procedures used to assess credit risk. In addition, the Financial Institutions division analyzes credit and country risks, inter alia. Business partners and types of transactions are allocated using Rentenbank’s own rating categories. In addition, this division prepares proposals for credit decisions according to MaRisk and monitors the aggregate lending portfolio on an ongoing basis. As part of the loan portfolio management, the Financial Institutions division also monitors compliance with the credit risk limits.

As front office functions according to MaRisk, the Promotional Business and Treasury divisions are responsible for new promotional business. The Treasury division manages market and liquidity risks within the framework of the defined risk strategy as well as of the funding and hedging strategy. As processing and controlling units, the Operations Financial Markets department and the Loan Transactions department of the Financial Institutions division control the trading transactions in accordance with MaRisk.

Independent risk assessment and monitoring is ensured by the functional and organizational separation of the Promotional Business and Treasury front office functions from the Risk Controlling and Operations Financial Markets departments and the Financial Institutions, Finance, and Collateral & Participations divisions.

The Internal Audit department reviews and assesses the appropriateness of activities and processes as well as the appropriateness and effectiveness of the RMS and the Internal Control System (ICS) on a risk-based and process-independent basis. It reports directly to the Board of Managing Directors and carries out its duties independently and on its own initiative. The Board of Managing Directors may issue instructions to perform additional reviews. The members of the Audit Committee as well as the chairmen of the Board of Supervisory Directors and of the Risk Committee may request information directly from the head of Internal Audit.

Rentenbank's compliance function, a part of the ICS, acts in collaboration with the organizational units to avoid risks that may arise from non-compliance with the relevant legislation. The compliance risks relevant to Rentenbank are characterized primarily by the fact that non-compliance with key regulatory requirements may result in fines and penalties, claims for damages, and/or the nullity of contracts. This may put the assets of Rentenbank at risk.

Business and risk strategy

The Board of Managing Directors determines the bank's sustainable business strategy on the basis of the company mission derived from the relevant legislation. Rentenbank's business strategy is primarily defined by its promotional mandate and the measures taken to fulfill the mandate. Rentenbank is a non-trading book institution and no investment services provider. The business activities of Rentenbank are not primarily aimed at generating profits, but at fulfilling its statutory promotional mandate in accordance with its competitive neutrality. Rentenbank has to comply with the applicable regulatory requirements at all times. In particular, this applies to equity which can be strengthened through the retention of profits. Rentenbank extends its special promotional loans for agribusiness and rural areas via local banks on a competitively neutral basis (on-lending procedure). The risk strategy is derived from and is consistent with the business strategy. It comprises an overarching risk strategy as well as sub-strategies that focus on each specific risk type. In the risk strategy, the

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Board of Managing Directors defines the core framework for the bank’s risk management. The risk strategy is characterized by the following principles:

•	low risk appetite,
•	buy-and-hold strategy, and
•	analysis focusing on specific risk types.

These principles are specified mainly through the definition of limits within the scope of the risk-bearing capacity. They are also set out in the requirements as regards products and markets as well as in the funding and hedging strategy.

The credit risk strategy is influenced by the promotional mandate. Funds for the promotion of agriculture and rural areas are primarily granted to banks in the Federal Republic of Germany, in another EU country, or in Norway. A further prerequisite is that the banks are engaged in business activities with companies in the agricultural sector or in the associated upstream or downstream industries or in rural development. In addition, the bank acquires participations and purchases promissory notes, registered bonds or bearer securities from the German federal states. Special promotional loans are limited to Germany as an investment location. Accordingly, Rentenbank’s lending business is mostly limited to the refinancing of banks and institutions or credit institutions as defined in Article 4 CRR as well as to other interbank transactions. The credit risk of the ultimate borrower is borne by the ultimate borrower's local bank. Furthermore, Rentenbank may carry out all transactions directly related to the fulfillment of its tasks within the limits of Rentenbank's Governing Law and its statutes. This also includes the purchase of receivables and securities as well as transactions within the framework of the bank’s treasury management and liquidity management. In accordance with the credit risk strategy, loans may be granted to companies only as part of the direct loan business with the subsidiaries of Rentenbank. No new business was entered into in 2017.

Derivatives are only used as hedging instruments for existing or expected market risks. Furthermore, they are only entered into with counterparties on the basis of collateral agreements.

Rentenbank's risk policy requires a prudent selection of business partners and products in all other business activities. In accordance with its core competencies, Rentenbank focuses on banks and public sector borrowers. The average credit quality of the total loan portfolio, an indicator of the bank's risk profile, should be at least A+. The bank also has the objective to further reduce the share of unsecured exposures in the total loan portfolio.

The market risk strategy prescribes that interest rate risks are largely limited by using derivatives and that foreign currency risks are fully hedged. Spread risks and other market risks are limited within the framework of the risk-bearing capacity.

The liquidity risk strategy aims to ensure the bank’s ability to make payments at all times, to optimize the funding structure, and to coordinate own issuance in the money and capital markets.

The management of operational risks focuses on preventing damages and, in this respect, on ensuring the quality of all bank processes. Compliance with regulatory requirements as well as the minimization of reputational risk by means of an appropriate communications management and a code of conduct are also components of the risk strategy.

Risk inventory

As part of a risk inventory, the bank analyzes which risks and risk concentrations may have a significant effect on its assets, capital resources, results of operations, or liquidity situation. This represents the basis for the bank's risk profile. In addition, material risks are identified using indicators based on quantitative and qualitative risk characteristics and determined at an early stage within the self-assessment. Further procedures include the NPP, the ICS key controls, as well as the daily monitoring activities. The major risk types of Rentenbank's risk profile comprise: credit risks, market risks, liquidity risks, operational risks, as well as reputational and regulatory risks. In terms of market risks, Rentenbank distinguishes between interest rate risks and spread and other risks.

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Risk-bearing capacity

Rentenbank's risk-bearing capacity is the central element of its Internal Capital Adequacy Assessment Process (ICAAP) and the basis for the operational implementation of the risk strategy. Rentenbank has refined its risk-bearing capacity concept in view of the expected changes arising from regulatory requirements. The risk-bearing capacity concept aims to comply with regulatory requirements regarding minimum own funds, to ensure the substance of the bank in the long term, and to protect creditors against losses from an economic perspective. A further goal of the risk-bearing capacity concept directly associated with the promotional mandate is to ensure an adequate and stable operating profit on a sustainable basis. The objective of the risk-bearing capacity concept is to ensure the long-term viability of the bank (going concern). The risk management processes are geared towards meeting these objectives and requirements equally.

The objectives are reflected in the two perspectives of Rentenbank's risk-bearing capacity concept which consists of a normative approach and an economic approach. The previously used gone concern approach was replaced by the economic approach in the context of the development of the risk-bearing capacity concept, while the previously used going concern approach was replaced by the normative approach. The development of the risk-bearing capacity concept and the discontinuation of IFRS consolidated accounting were associated with changes in the determination of the risk coverage potential as well as in risk measurement. These changes are presented below.

The risk appetite is determined in the context of planning, while limits are defined within the framework of the risk-bearing capacity. The limits restrict and enable planned business activities. They also restrict the related risks in the amount of the allocated risk coverage potential. The determination of the risk coverage potential, the allocation of risk coverage potential to risks and their limitation form the core of the risk-bearing capacity concept. Stress tests supplement the monitoring of the limits within the risk-bearing capacity. Risk concentrations are also taken into account.

Risk-bearing capacity – normative approach

The risk management objective of the normative approach is to meet the regulatory requirements for minimum own funds even if risks materialize, taking into account a confidence level of 99%. Another objective is to generate an adequate and stable operating profit.

The regulatory minimum own funds requirement is defined by Rentenbank under the normative risk-bearing capacity as the own funds requirement pursuant to the Total SREP Capital Requirement (TSCR) plus a buffer. The buffer comprises the combined capital buffer requirements in accordance with CRR as well as an add-on determined by the Board of Managing Directors. Regulatory own funds are calculated on the basis of HGB accounting starting from December 31, 2017.

Under the normative approach, the risk coverage potential is calculated by deducting regulatory minimum own funds requirements from items eligible for recognition as risk coverage potential. Under the going concern approach used in the previous year, the risk coverage potential was determined on the basis of the Group figures reported in accordance with IFRS. The following table shows the risk coverage potential under the normative approach as of the reporting date as well as under the prior year’s going concern approach.

	Dec. 31, 2017 € million	Dec. 31, 2016 € million
Available operating profit	149.1	151.4
Retained earnings	1,114.8	3,529.8
Fund for general banking risks	3,195.6	-
Hidden liabilities from securities	- 14.1	- 3.3
Subscribed capital (capital stock)	135.0	135.0
Items eligible for recognition as risk coverage potential	4,580.4	3,812.9
Own funds requirements	2,004.3	2,135.0
Risk coverage potential	2,576.1	1,677.9

The year-on-year increase in risk coverage potential mainly results from the discontinuation of IFRS consolidated accounting and the related increases in regulatory own funds.

The normative approach takes into account risks that have a negative effect on the results of operations under HGB accounting and, as a consequence, on the regulatory own funds. Under the going concern approach

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used in the prior year, the focus was on risks that had a negative impact on the results of operations reported under IFRS.

No risk-mitigating diversification effects between the risk types are taken into account when aggregating individual risks. Instead, risk exposures are conservatively summed.

Of the total risk coverage potential, 34.0 % is allocated to the limits. This share represents the maximum total loss limit and may not exceed 80 % in accordance with the risk appetite determined by the bank. As of the reporting date, the utilization of the maximum total loss limit by the risk exposures amounted to 57.2 % and the utilization of the total risk coverage potential to only 19.4%.

The following table shows the risk exposures under the normative approach as well as under the prior year’s going concern approach:

	Risk exposure as of Dec. 31, 2017	Risk exposure as of Dec. 31, 2016
	€ million	€ million
Credit risk	356.4	123.0
Market risk	45.5	532.3
Operational risk	52.4	47.3
Regulatory and reputational risk	46.0	46.8
Total risk exposure	500.3	749.4

The most significant risk under the normative approach is credit risk which is calculated using a credit portfolio model that was refined in the reporting year. Under the normative approach, market risks are characterized only by interest rate risks. Under the normative approach, spread and other market risks do not result in valuation losses that affect profit or loss under HGB accounting.

In the previous year, spread and other market risks in the amount of EUR 504.7 million arising from transactions measured at fair value were subject to potential valuation losses under IFRS accounting.

The change of the risk exposure amount for credit risk primarily results from the development of the credit portfolio model.

Capital plan

Rentenbank's medium-term planning extends over a period of five years and includes both capital and risk-bearing capacity planning. The planning also ensures compliance with minimum own funds requirements based on the assumption of adverse scenarios.

Risk-bearing capacity – economic approach

The objective of the economic approach is to ensure the substance of the bank in the long term and to protect creditors against losses from an economic perspective.

All hidden reserves and liabilities are taken into account in the risk coverage potential. Planned profits that have not yet been realized (available operating profit) are not taken into account. Under the economic approach, the remaining amount of the risk coverage potential must be sufficient to cover the risks taking into account a confidence level of 99.9%.

The risk coverage potential as of the reporting date compared to the prior year is as follows:

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	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Subscribed capital (capital stock)	135.0	135.0
Retained earnings	1,114.8	3,529.8
Fund for general banking risks	3,195.6	-
Hidden liabilities/reserves*	459.8	765.6
Subordinated liabilities	405.7	740.7
Risk coverage potential	5,310.9	5,171.1

* as of December 31, 2017, only in securities and promissory notes of the German federal states as well as contingency reserves pursuant to Section 340f HGB

Under the economic approach, risks from all positions are analyzed irrespective of their accounting. As regards operational risk as well as regulatory and reputational risk, we assume a risk exposure that is two times higher than under the normative approach. The increase in the risk exposure amount for credit risk primarily results from the development of the credit portfolio model. The calculation of spread and other market risks changed in connection with the development of the prior year’s gone concern approach to an economic approach as well as due to the transition in the accounting principles. To measure credit spread risks, a Value-at-Risk (VaR) model was implemented based on a historical simulation. The value fluctuations of liabilities related to IFRS under the gone concern approach that result from spread changes are not taken into account under the economic approach under HGB since they do not lead to losses from an economic perspective.

The following table shows the risk exposures under the economic approach as well as under the prior year’s gone concern approach:

	Risk exposure as of Dec. 31, 2017	Risk exposure as of Dec. 31, 2016
	€ million	€ million
Credit risk	914.4	700.6
Market risk	1,290.3	1,192.3
Of which interest rate risks	295.0	313.6
Of which spread and other risks	890.9	840.2
Of which risk buffer	104.4	38.5
Operational risk	104.8	94.6
Regulatory and reputational risk	92.0	93.6
Total risk exposure	2,401.5	2,081.1

On the basis of the economic approach, 67.4 % of the risk coverage potential was allocated to the limits to mitigate risk. The overall utilization of the limits was 45.2 % as of the reporting date. The risk-bearing capacity was maintained at a comfortable level at all times in 2017 under the economic approach and in 2016 under the gone concern approach.

Risk-bearing capacity – stress tests

Rentenbank conducted a fundamental review of its stress test concept as part of the development of its ICAAP.

The objective of the stress tests is to analyze whether the risk-bearing capacity of Rentenbank is guaranteed even in exceptional but plausible scenarios across various risk types. This involves a simulation of hypothetical and historical scenarios and an analysis of market-wide and bank-specific aspects in the following three scenarios:

•	severe economic downturn,
•	financial market crisis and subsequent sovereign debt crisis,
•	reputational and regulatory crisis.

Using an inverse stress test, Rentenbank also examines which events may lead to the situation that the risk-bearing capacity is no longer guaranteed.

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These stress tests are used to analyze the effects of the risks under the normative and economic approaches. In particular, the effects of the scenarios on risk-weighted assets are simulated under the normative approach. The material risk parameters, on which the stress scenarios are based, include a deterioration of the credit quality as well as changes in interest rates and spreads. Furthermore, the stress test also takes into account the impact of increased capital requirements due to regulatory changes.

The predominant risk monitored under the normative approach is credit risk. Under the economic approach, credit risk and market risk are of equal importance.

The results of the stress tests are taken into account when deriving the risk appetite. They are also a major factor for deriving and allocating risk coverage potential.

The risk-bearing capacity was maintained even under stress scenarios, which confirms the bank’s comfortable capital situation.

Recovery plan

Rentenbank has established a recovery plan pursuant to the regulatory requirements and has defined recovery indicators, including early warning indicators as well as warning and recovery thresholds. Under the recovery plan, Rentenbank shows in various stress scenarios that the bank is capable of remedying the recovery situation by taking appropriate recovery measures. The governance processes of the recovery plan are integrated into the risk management processes. This primarily includes regular risk reporting on the recovery indicators.

Credit risk

Definition

Credit risk is the risk of a potential loss resulting from a default or a deterioration in the credit quality of business partners. Credit risk comprises credit default risk, settlement risk, and replacement risk. Credit default risk includes counterparty risk, issuer risk, country risk, structural risk, collateral risk, and participation risk.

Counterparty risk, issuer risk, and original country risk refer to losses due to defaults or deteriorations in the credit quality of business partners (i.e. counterparties, issuers, countries), taking into account the valuation of collateral. Derived country risk results from the general economic and political situation in the debtor’s country of incorporation. Derived country risks are divided into country transfer risks and redenomination risks. Country transfer risk refers to the inability of a solvent foreign borrower to make interest and principal payments when they are due as a result of economic or political instability. Redenomination risk refers to the risk of converting the notional value of a receivable into another currency. Structural risks (e.g. cluster or concentration risks) result from the concentration of the lending business in regions, sectors or on borrowers. Collateral risk arises from the lack of recoverability of loan collateral during the loan term or from an incorrect valuation of collateral. Participation risk is the risk of losses incurred due to negative performance within the portfolio of participations.

Rentenbank’s lending business is mostly limited to the refinancing of banks and institutions or credit institutions as defined in Article 4 CRR as well as to other interbank transactions. The credit risk of the ultimate borrower is borne by the ultimate borrower's local bank.

Quantification and management

The calculation of credit risk is based on the risk parameters probability of default, loss given default, and exposure at default.

The risk exposure values for credit risk in the risk-bearing capacity calculation are determined using a credit portfolio model, including an adjustment to maturities. At total portfolio level, the bank also calculates a risk contribution from concentration risks. In this calculation, higher exposures with business partners at Group level are taken into account in risk measurement at an above-average rate. The sectoral concentration risk associated with Rentenbank's business model is taken into account on the one hand in the risk rating of the bank’s business partners and on the other hand in model-based risk premiums for banks that are exposed to an increased systemic risk.

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The probability of default is determined on the basis of allocating our business partners to rating categories. Rentenbank applies an internal risk rating system for this purpose. This involves allocating individual business partners or types of transactions to one of twenty rating categories. The ten best rating categories AAA to BBB- are assigned to business partners who are subject to low credit risk (Investment Grade). The seven further rating categories (BB+ to C) denote latent or increased latent risks and the final three rating categories (DDD to D) are reserved for non-performing loans or exposures in default.

The credit rankings of our business partners are reviewed at least annually based on the assessment of their annual financial statements and their financial position. In addition to the key performance indicators, the analysis also takes into account qualitative characteristics, the background of the company, and other relevant factors, such as protection schemes or state guarantees. In addition, country risks of the country of incorporation of our business partners are reflected in the determination of the credit quality. In the case of certain products, such as mortgage bonds, the associated collateral or cover assets are regarded as an additional assessment criterion. If new information concerning a deterioration in the financial position or in the economic prospects of a business partner becomes available, the Financial Institutions division reviews the credit rating and, if necessary, adjusts the rating.

The loss given default rate quantifies the proportion of the credit claim that is not recoverable after the default of a business partner and the liquidation of collateral provided. Rentenbank uses loss given default rates that are specific for products and types of transactions to quantify credit risk; these are determined based on an analytical and expert-based procedure. Under this procedure, the liquidation chain related to the promotional loans, which are granted within the scope of the so-called on-lending procedure, are particularly taken into account in measurement and parameterization. The bank also uses external data sources since Rentenbank's credit portfolio does not have any statistically significant defaults and, hence, loss given default rates.

The utilization of the credit risk limits as of the calculation date is used to determine the exposure at default. In the case of loans, this is the residual capital of the exposure, and the current market value for securities. In the case of derivatives, the exposure at default comprises the positive fair values of derivative portfolios, taking into account cash collateral received, if any, and, in the case of negative fair values of derivative portfolios, taking into account cash collateral provided.

The method described enables Rentenbank to assess and monitor its risks within the framework of risk management. Negative developments as well as portfolio concentrations can thus be identified at an early stage and countermeasures may be initiated.

Validation

The internal risk rating system, the procedure for the quantification of the loss given default rates, and the credit portfolio model are refined on an ongoing basis and reviewed annually. All measurement parameters are also subject to an annual validation. This involves taking into account in particular the sector-specific aspects as well as the portfolio concentrations due to the promotional mandate.

Limitation and reporting

A maximum limit for all credit risk limits as well as an upper limit for unsecured facilities are determined by the Board of Managing Directors. They thus limit the total of limit utilizations. Concentration risks are managed and effectively limited within the bank on various levels by means of targeted concepts. In addition, country exposure limits and country transfer risk limits have been established.

A limit system manages the level and the structure of all credit risks. Limits are defined for all borrowers, issuers, and counterparties and, if applicable, subdivided by product and maturity. Rentenbank's risk rating system forms the basis for decisions on establishing limits. Furthermore, a certain minimum credit quality is required for certain types of business or limits.

The limitation of this risk type (i.e. credit risk) within the context of risk-bearing capacity takes into account the specific characteristics of the model and the parameters as well as volatilities as of the reporting date. Risk premiums due to concentration risks are included in this limitation.

In addition, risk and recovery indicators provide an indication at an early stage for potential risk increases or for risk transfers within the overall bank portfolio. Warning thresholds ensure that higher limit

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utilizations are identified at an early stage and that appropriate measures can be taken. These measures may relate to the reducing of internal limits or the increasing of monitoring intensity.

Additional limits are monitored daily by the Financial Institutions division and reported to the member of the Board of Managing Directors responsible for the credit functions. The Board of Managing Directors is notified immediately if the limits are exceeded.

Credit risks are managed, monitored, and reported for individual transactions at the borrower level as well as at the level of the group of connected clients, at the country level, and the level of the total loan portfolio. Accordingly, the bank is capable of identifying and assessing risks at an early stage.

Current risk situation

The maximum exposure to credit risk is disclosed without taking into account probabilities of default and collateral. Therefore, it corresponds to the carrying amounts or, in the case of irrevocable loan commitments, to the notional amounts of the relevant assets.

Maximum exposure to credit risk:

	Dec. 31, 2017 HGB	Dec. 31, 2016 IFRS
	€ million	€ million
Loans and advances to banks	60,532.2	57,511.0
Loans and advances to customers	6,883.9	7,496.8
Fair value changes of hedged items in a portfolio hedge	-	1,258.6
Bonds and other fixed-income securities	15,870.3	19,135.6
Shares and other variable-yield securities	0.1	0.2
Participations	326.2	118.8
Positive fair values of derivative financial instruments	-	6,549.5
Investments in affiliated companies	49.6	0.0
Irrevocable loan commitments	956.3	990.0
Total	84,618.6	93,060.5

The bank has received collateral for the majority of the risk exposures presented in the form of assignments of receivables, guarantor liability, and state guarantees. The remaining risk positions mostly include covered bonds, such as German Pfandbriefe. Unsecured risk exposures mainly refer to loans and advances to banks of the German joint liability schemes (Haftungsverbund). As regards the positive fair values of derivative financial instruments, the disclosed maximum exposure to credit risk of EUR 2,575.3 million (2016: EUR 6,549.5 million) represents the carrying amounts in the balance sheet at an individual contract level. The risk-related economic collateralization is used for risk mitigation at the counterparty level.

Entering into financial instruments in the derivatives business is permitted only on the basis of a netting and collateral agreement. The remaining credit risks may result in the short term from differences between the net market values of netting pools and the cash collateral provided or received. As of December 31, 2017, this residual risk amounted to EUR 0.2 million (2016: EUR 13.6 million).

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Exposure to credit risk by rating category:

Dec. 31, 2017 (HGB)

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million
Loans and advances to banks	22,058.0	22,885.9	14,477.4	1,096.6	14.3	0.0	0.0
Loans and advances to customers	6,847.2	0.0	36.7	0.0	0.0	0.0	0.0
Bonds and other fixed-income securities	13,181.7	1,257.0	1,399.7	31.9	0.0	0.0	0.0
Shares and other variable-yield securities	0.1	0.0	0.0	0.0	0.0	0.0	0.0
Participations	0.0	4.0	322.2	0.0	0.0	0.0	0.0
Investments in affiliated companies	0.0	49.6	0.0	0.0	0.0	0.0	0.0
Irrevocable loan commitments	124.7	2.6	589.6	233.8	5.6	0.0	0.0
Total	42,211.7	24,199.1	16,825.6	1,362.3	19.9	0.0	0.0

Dec. 31, 2016 (IFRS)

	AAA € million	AA € million	A € million	BBB € million	BB-B € million	CCC-C € million	DDD-D € million
Loans and advances to banks	17,753.9	3,040.6	26,835.1	9,881.4	0.0	0.0	0.0
Loans and advances to customers	7,496.8	0.0	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	349.6	7.8	591.6	309.6	0.0	0.0	0.0
Positive fair values of derivative financial instruments	2.6	742.1	3,901.1	1,806.1	97.6	0.0	0.0
Financial investments	13,217.6	2,799.3	2,191.4	967.4	78.9	0.0	0.0
Irrevocable loan commitments	131.8	3.1	529.7	317.4	8.0	0.0	0.0
Total	38,952.3	6,592.9	34,048.9	13,281.9	184.5	0.0	0.0

The bail-in exemption of special promotional loans, which was taken into account for the first time in the risk rating system in 2017, results in rating uplifts for special promotional loans compared to the prior year. This leads to a change in the distribution of the rating categories as regards the special promotional loan portfolio from A to AA as well as from BBB to A.

The aggregation of carrying amounts in the following two tables is based on the country of incorporation and on the level of the legally independent business partner, without taking into account group relationships.

Risk concentration by country (group):

Dec. 31, 2017 (HGB)

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)
	€ million	%	€ million	%	€ million	%
Loans and advances to banks	59,351.2	70.1	1,180.9	1.4	0.1	0.0
Loans and advances to customers	6,883.9	8.1	0.0	0.0	0.0	0.0
Bonds and other fixed-income securities	3,618.5	4.3	10,626.0	12.6	1,625.8	1.9
Shares and other variable-yield securities	0.0	0.0	0.1	0.0	0.0	0.0
Participations	326.2	0.4	0.0	0.0	0.0	0.0
Investments in affiliated companies	49.6	0.1	0.0	0.0	0.0	0.0
Irrevocable loan commitments	955.1	1.1	1.2	0.0	0.0	0.0
Total	71,184.5	84.1	11,808.2	14.0	1,625.9	1.9

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Dec. 31, 2016 (IFRS)

	Germany		Europe (excl. Germany)		OECD countries (excl. EU)
	€ million	%	€ million	%	€ million	%
Loans and advances to banks	55,962.7	60.1	1,548.2	1.7	0.1	0.0
Loans and advances to customers	7,496.8	8.1	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	1,250.9	1.3	7.7	0.0	0.0	0.0
Positive fair values of derivative financial instruments	1,429.0	1.5	4,842.4	5.2	278.1	0.3
Financial investments	4,043.9	4.3	13,638.7	14.7	1,572.0	1.7
Irrevocable loan commitments	989.9	1.1	0.1	0.0	0.0	0.0
Total	71,173.2	76.5	20,037.1	21.5	1,850.2	2.0

Risk concentration by group of counterparty:

Dec. 31, 2017 (HGB)

	Private-sector banks/other banks		Foreign banks		Public-sector banks
	€ million	%	€ million	%	€ million	%
Loans and advances to banks	8,939.4	10.6	1,611.8	1.9	31,505.3	37.2
Loans and advances to customers	1.7	0.0	0.0	0.0	0.0	0.0
Bonds and other fixed-income securities	2,098.2	2.5	12,481.7	14.8	767.9	0.9
Shares and other variable-yield securities	0.0	0.0	0.0	0.0	0.0	0.0
Participations	0.0	0.0	0.0	0.0	0.0	0.0
Investments in affiliated companies	0.0	0.0	0.0	0.0	0.0	0.0
Irrevocable loan commitments	244.9	0.3	1.2	0.0	490.4	0.6
Total	11,284.2	13.3	14,094.7	16.7	32,763.6	38.7

	Cooperative banks		Central banks		Non-banks
	€ million	%	€ million	%	€ million	%
Loans and advances to banks	13,875.9	16.4	4,599.8	5.4	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	6,882.2	8.1
Bonds and other fixed-income securities	20.1	0.0	0.0	0.0	502.4	0.6
Shares and other variable-yield securities	0.0	0.0	0.0	0.0	0.1	0.0
Participations	322.0	0.4	0.0	0.0	4.2	0.0
Investments in affiliated companies	0.0	0.0	0.0	0.0	49.6	0.1
Irrevocable loan commitments	219.8	0.3	0.0	0.0	0.0	0.0
Total	14,437.8	17.1	4,599.8	5.4	7,438.5	8.8

Dec. 31, 2016 (IFRS)

	Private-sector banks/other banks		Foreign banks		Public-sector banks
	€ million	%	€ million	%	€ million	%
Loans and advances to banks	10,049.7	10.8	1,548.3	1.7	32,572.9	35.0
Loans and advances to customers	1.5	0.0	0.0	0.0	0.0	0.0
Fair value changes of hedged items in a portfolio hedge	227.9	0.2	7.7	0.0	620.3	0.7
Positive fair values of derivative financial instruments	1,085.1	1.2	4,849.7	5.2	210.6	0.2
Financial investments	2,554.3	2.7	14,347.5	15.4	735.6	0.8
Irrevocable loan commitments	143.9	0.2	0.1	0.0	493.8	0.5
Total	14,062.4	15.1	20,753.3	22.3	34,633.2	37.2

	Cooperative banks		Central banks		Non-banks
	€ million	%	€ million	%	€ million	%
Loans and advances to banks	12,840.1	13.8	500.0	0.5	0.0	0.0
Loans and advances to customers	0.0	0.0	0.0	0.0	7,495.3	8.1
Fair value changes of hedged items in a portfolio hedge	402.7	0.5	0.0	0.0	0.0	0.0
Positive fair values of derivative financial instruments	133.3	0.1	0.0	0.0	270.8	0.3
Financial investments	131.9	0.1	0.0	0.0	1,485.3	1.6
Irrevocable loan commitments	352.2	0.4	0.0	0.0	0.0	0.0
Total	13,860.2	14.9	500.0	0.5	9,251.4	10.0

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Carrying amounts in the peripheral countries:

The balance of government bonds as well as bonds and promissory notes of banks from peripheral countries decreased from EUR 1,276.7 million to EUR 29.8 million. The remaining exposures refer to Italy in the amount of EUR 5.1 million (2016: EUR 443.2 million) as well as to Spain in the amount of EUR 24.7 million (2016: EUR 733.7 million). The exposure to Portugal was terminated entirely (2016: EUR 99.8 million).

Moreover, there are outstanding derivatives backed by cash collateral that were entered into with Spanish counterparties.

Provision for loan losses

Specific valuation allowance

As of each balance sheet date, Rentenbank assesses whether there is any objective evidence that not all interest and principal payments may be made in accordance with the contractual terms. For accounting purposes, the bank uses the following criteria to determine whether the recognition of a specific valuation allowance is required:

•	Internal credit rating as non-investment grade
•	Non-performing, forborne or restructured exposures
•	Significant deterioration in the business partner's credit quality
•	Significant deterioration in the credit quality of the business partner's country of incorporation

Discretionary judgment is used to determine the materiality aspect of a credit quality deterioration and the criteria for the credit ratings.

Rentenbank assesses the recoverability of individually significant receivables for significant single exposures and securities as well as of receivables of small amounts on an individual basis. If there is objective evidence of impairment, the allowance is determined as the difference between the carrying amount and the present value of the expected cash flows. The expected cash flows are determined on the basis of qualified estimates. They take into account the business partner’s financial position as well as the liquidation of collateral and other relevant factors, such as protection schemes or state guarantees. The original effective interest rate is used as the discount rate for fixed-interest loans and advances as well as for the fixed-interest securities. In contrast, floating-rate loans and advances and floating-rate securities are discounted at the current effective interest rate. In the case of participations measured at cost, the discount rate is the current market rate of return for a similar financial asset. Specific valuation allowances are recognized through profit or loss.

As in the previous year, Rentenbank has not recognized specific valuation allowances as of the balance sheet date.

General valuation allowance

General valuation allowances are calculated using the total loan volume subject to risks pursuant to Section 19 (1) KWG, the probability of default, and the loss given default rate. Bonds and notes are taken into account to the extent that they are recognized at amortized cost.

In the year under review, the loan portfolio model was refined in the context of credit risk measurement. Consequently, adjustments were made to the probabilities of default and the loss given default rates, which also affected the calculation of general valuation allowances. In addition, the loan volume is no longer derived from the carrying amount, but is determined on the basis of the discounted cash flows with a residual maturity of more than one year.

Due to the low number of defaults at Rentenbank, probabilities of default are determined using a long-term average of the 1-year probabilities of default published by the rating agencies Fitch, Moody's, and Standard & Poor's. The probabilities of default are allocated on the basis of the credit quality for the respective business partner. In contrast to the previously applied methodology, product-specific rating categories, so-called product

55

ratings for German Pfandbriefe or state-guaranteed transactions, are no longer taken into account. This led to an increase in the probabilities of default.

In addition, the procedure to determine the loss given default rate was refined and complemented by an analytical component. In this context, the loss given default rates for specific products and types of business transactions are determined using an analytical and expert-based procedure, taking into account the respective collateralization; they are no longer taken into account at a lump-sum rate of 45 % in accordance with the regulatory basic IRB approach. This resulted in an overall reduction in loss given default rates.

The adjustments have a reciprocal effect on the calculated general valuation allowance. Since the effect arising from the new loss given default rates for specific products and types of business transactions is the predominant one, the excess amount recognized as general valuation allowances could be reversed through profit or loss.

The new methodology for the calculation of the input parameters for the general valuation allowances is a justified exception as set out in Section 252 (2) HGB. The use of an expert-based procedure leads to a more accurate measurement of latent default risks and, therefore, to a more precise presentation of a true and fair view of the net assets, financial position, and results of operations.

Rentenbank recognized general valuation allowances of EUR 2.7 million (2016: EUR 18.7 million) for receivables and irrevocable loan commitments. The reduction of EUR 16.0 million is largely due to the aforementioned change in parameters in connection with the development of the credit portfolio model. The bank recognized a general valuation allowance of EUR 0.9 million for securities.

Market risk

Definition

Market risk is the potential loss resulting from changes in market variables. It comprises interest rate risks, spread risks, and other price risks. Other price risks include currency and volatility risks which, however, are relevant only to a very small extent (e.g. foreign currency risks).

Interest rate risk is the risk from unexpected changes in the economic value or the present value as well as in net interest income due to changes in interest rates. The interest rate risk in terms of the present value is subsumed under the regulatory term Economic Value of Equity (EVE), while the interest rate risk in terms of net interest income is subsumed under the term Net Interest Income (NII). The interest rate risk resulting from the banking book is summarized under the term Interest Rate Risk in the Banking Book (IRRBB). As a non-trading book institution, Rentenbank has allocated all transactions to the banking book and calculates interest rate risk from the EVE and NII perspective.

Spread risks are classified as credit spread risks, cross-currency basis swap risks, and basis swap risks.

Open currency positions only result from fractional amounts related to settlements in foreign currencies, and only to a small extent. The market values of hedged items and hedging transactions differ due to the different valuation parameters, mainly in terms of credit spreads and cross-currency basis swap spreads. In the case of foreign currency positions, the market value differences may result in exchange rate-related market value risks.

Market risks that are subject to only temporary valuation losses are neutralized until the maturity of the relevant financial instruments due to the buy-and-hold strategy. These valuation losses would only be realized if the buy-and-hold strategy was breached or, in the case of a business partner’s default, if collateral was insufficient.

Further market risks, such as share price and commodity transaction risks, are not relevant due to Rentenbank's business model.

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Quantification and management

Interest rate risks

Under the normative approach, interest rate risks are calculated daily for the transactions of the Treasury Management segment. The calculation is based on a parallel shift in the interest rate curves, taking into account a confidence level of 99%. Under the economic approach, interest rate risks are also calculated using a parallel shift in the interest rate curve, while taking into account a confidence level of 99.9%. Risks from negative interest rates are taken into account under both the normative approach and the economic approach. In particular, this involves taking into account the risks from variable-yield transactions with zero floors in terms of present value and income. The interest rate risk of the Capital Investment segment, which comprises the invested capital, is included in both risk-bearing capacity approaches. The income-related interest rate risk is calculated under the normative approach, while the interest rate risk in terms of present value is determined under the economic approach. There is no modeling with a risk-reducing effect of the funding of the capital investment through the available equity. Accordingly, equity is not taken into account pursuant to the regulatory calculation method (IRRBB).

The bank limits its exposure to interest rate risk to the extent possible, especially through the use of derivatives. Derivatives are entered into on the basis of micro or macro relationships. The effectiveness of micro hedges is monitored daily using valuation units established for the hedging relationships.

Gains or losses from maturity transformation are realized from money market transactions and, to a lesser extent, from the special promotional business. Generating income by taking interest rate risks is not a part of Rentenbank’s business strategy. Gains or losses from maturity transformation result from short-term open positions as not all of the special promotional loans are hedged instantaneously due to their low volumes in some cases.

The bank calculates the interest rate risk in the banking book in accordance with regulatory requirements. This involves examining whether the negative change of the present value exceeds 20 % of total regulatory own funds. The reporting threshold of 15 % under the amended EBA procedure is already being monitored and complied with by Rentenbank. The available equity is not taken into account pursuant to the regulatory requirements. In addition, the bank calculates the impact of standardized interest rate shock scenarios on the net interest income (NII) of the following twelve months. The bank’s net interest income risk is highest in case of a shift in the interest rate curve by -200 basis points (bps).

Spread and other risks

Rentenbank quantifies spread risks using a VaR model based on a historical simulation. The present value sensitivities regarding the spreads of the included transactions are taken into account in the VaR calculation. The maximum loss for the defined confidence level is calculated on the basis of a historical market data development that goes back up to seven years. Credit spread risks are calculated for securities and highly liquid promissory notes of the German federal states.

Risk buffer

Model inaccuracies and simplifications are given appropriate consideration by means of a risk buffer. In addition, the risk buffer includes a component to cover counterparty risk in relation to derivative transactions.

Limitation and reporting

A limit of EUR 70 million has been allocated to market risk under the normative approach and EUR 1,969.4 million under the economic approach. This limit is allocated to interest rate risk, spread and other risks as well as to the risk buffers.

Compliance with the limits for interest rate risks is monitored daily and reported to the Board of Managing Directors. Spread and other risks are monitored on a monthly basis as well as within the scope of the quarterly risk report.

57

Validation

The methods used to assess market risks, the essential assumptions and parameters as well as the stress scenarios are validated at least annually. The validation of the VaR model for the measurement of spread risks comprises the review of the limitations of the procedure, the updating of the data history, as well as the model parameters.

In the case of money market business and lending business, the scenario parameters used to measure interest rate risks are validated daily using historical interest rate trends.

To monitor interest rate risks at an overall bank level, the results from the daily scenario analyses are validated quarterly using a model based on present values.

Current risk situation

Normative approach

As of December 31, 2017, market risk in the money market business and lending business segments was EUR 4.5 million (2016: EUR 3.1 million) in the case of a parallel shift of 60 bps in the interest rate curve. This corresponds to a risk limit utilization of 15.5% (2016: 10.6%). The average limit utilization in the fiscal year 2017 was EUR 6.3 million (2016: EUR 2.3 million) or 21.9% (2016: 7.9%). The maximum risk for the reporting year amounted to EUR 13.5 million (2016: EUR 10.4 million), while the lowest utilization was EUR 0.0 million (2016: EUR 0.0 million). No limits were exceeded in 2016 and 2017.

The risk buffer was increased to EUR 41.0 million (2016: EUR 24.5 million) in the course of the validation.

Economic approach

A parallel shift of 135 bps in the interest rate curves was used to calculate interest rate risks. As of the reporting date, the risk exposure amounted to EUR 295 million.

The risk exposure for spread and other risks amounts to EUR 890.9 million. The risk buffer is EUR 104.4 million.

Interest rate risks in the banking book

In accordance with the BaFin Circular 11/2011 (BA), sudden and unexpected interest rate changes were simulated using a parallel shift of +(-)200 bps. As of the reporting date, the risk exposure in the case of rising interest rates amounted to EUR 344.9 million (2016: EUR 418.3 million). The ratio based on the regulatory own funds amounted to 7.7% (2016: 10.8%). At no point during 2017 or 2016 did the ratio exceed the reporting threshold of 20%.

Foreign currency risks

No material risk was identified for any currency in 2017 or 2016. The following table presents a breakdown of the notional amounts by foreign currency:

Dec. 31, 2017

Notional amounts in € million	USD	AUD	GBP	NZD	CHF	NOK	JPY	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	98.0	51.9	3,309.4	0.0	989.6	0.0	285.3	173.5	4,907.7
Positive fair values of derivative financial instruments	33,011.9	9,456.9	2,348.6	1,846.1	197.1	767.3	471.4	1,567.7	49,667.0
Total assets	33,110.0	9,508.8	5,658.0	1,846.1	1,186.7	767.3	756.7	1,741.2	54,574.8

58

Liabilities
Liabilities to customers	112.6	0.0	11.3	12.5	0.0	0.0	37.0	0.0	173.4
Securitized liabilities	32,833.0	9,455.4	2,338.8	1,833.6	213.6	767.3	250.4	1,567.7	49,259.8
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	185.2	0.0	185.2
Negative fair values of derivative financial instruments	164.3	53.4	3,307.9	0.0	973.1	0.0	284.1	173.5	4,956.3
Total liabilities	33,109.9	9,508.8	5,658.0	1,846.1	1,186.7	767.3	756.7	1,741.2	54,574.7
Net currency position (assets)	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Net currency position (liabilities)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Dec. 31, 2016

Notional amounts in € million	USD	AUD	GBP	NZD	CHF	NOK	JPY	Other	Total

Assets
Loans and advances to banks	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	702.1	55.3	2,296.7	0.0	1,072.4	0.0	229.2	234.1	4,589.8
Positive fair values of derivative financial instruments	34,006.9	9,545.3	2,494.0	2,293.2	819.4	979.5	654.8	1,631.9	52,425.0
Total assets	34,709.1	9,600.6	4,790.7	2,293.2	1,891.8	979.5	884.0	1,866.0	57,014.9

Liabilities
Liabilities to banks	0.0	0.0	1.3	0.0	0.0	0.0	0.0	0.0	1.3
Liabilities to customers	99.6	0.0	11.7	13.9	0.0	0.0	40.5	0.0	165.7
Securitized liabilities	33,652.3	9,544.4	2,482.0	2,279.3	819.4	979.5	290.1	1,631.7	51,678.7
Subordinated liabilities	0.0	0.0	0.0	0.0	0.0	0.0	405.2	0.0	405.2
Negative fair values of derivative financial instruments	957.1	56.2	2,297.0	0.0	1,072.4	0.0	148.2	234.3	4,765.2
Total liabilities	34,709.0	9,600.6	4,792.0	2,293.2	1,891.8	979.5	884.0	1,866.0	57,016.1
Net currency position (assets)	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Net currency position (liabilities)	0.0	0.0	-1.3	0.0	0.0	0.0	0.0	0.0	-1.3

Liquidity risk

Definition

Rentenbank defines liquidity risk as the risk that the bank is not able to meet its current or future payment obligations without restrictions.

Market liquidity risk is defined as the risk that the bank may not be able to sell assets, or at least not instantaneously, or that they can only be sold at a loss.

Quantification and management

Rentenbank's open cash balances are limited by an amount defined by the Board of Managing Directors on the basis of the funding opportunities available to Rentenbank. The Risk Controlling department monitors the liquidity position and the utilization of the limits daily and submits reports to the Board of Managing Directors and the Treasury division.

Instruments available for managing the short-term liquidity position include interbank funds, the issuance of ECP, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes. It may also borrow funds with terms of up to two years via the Euro Medium Term Note program (EMTN program) or by issuing promissory notes, global bonds, and domestic financial instruments.

In order to limit short-term liquidity risks of up to one month, the imputed liquidity requirement under stress assumptions may not exceed either the amount of liquid assets pursuant to the Liquidity Coverage Ratio (LCR) or the freely available funding potential. In addition, liquidity risks are limited to a period of up to one week pursuant to MaRisk.

For terms of one month to two years, the imputed liquidity requirement is limited to the freely available funding potential.

In addition, for the purpose of calculating medium and long-term liquidity, expected cash inflows and outflows over the next 2 to 15 years are aggregated into quarterly segments and carried forward. The cumulative cash flows may not fall below the limit set by the Board of Managing Directors.

59

The appropriateness of the stress scenarios as well as the underlying assumptions and methods to assess the liquidity position are reviewed at least annually.

Under the risk-bearing capacity concept, liquidity risks are not covered by the risk coverage potential, but by counterbalancing capacity or liquid assets. Rentenbank’s triple-A ratings and the guarantee of the Federal Republic of Germany enable the bank to raise additional funds in the interbank markets at all times. Cash funds are also obtained from the Deutsche Bundesbank (in the form of pledged securities and credit claims as eligible collateral in accordance with the KEV (Krediteinreichungsverfahren) procedure).

In accordance with the LCR, the bonds issued by Rentenbank are classified as liquid assets in the EU. Our bonds also qualify as highly liquid assets in other jurisdictions, such as the United States and Canada.

Liquidity stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on Rentenbank’s liquidity position. The liquidity stress scenarios developed for this purpose are an integral part of the internal control model. They are calculated and monitored monthly. The scenario analyses comprise price declines of securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers, and calls of cash collateral. A scenario mix is used to simulate the cumulative occurrence of liquidity stress scenarios. Liquidity stress tests are also performed on an ad hoc basis if risk-related events occur.

Liquidity ratios pursuant to the CRR

The regulatory liquidity ratios LCR and NSFR (Net Stable Funding Ratio) are used to limit short-term as well as medium to long-term liquidity risks. The objective is to enable banks to remain liquid even during periods of stress by holding a liquidity buffer and maintaining stable funding. In 2017, the minimum LCR requirement (i.e. the ratio of high-quality liquid assets to total net cash outflows under stress scenarios) was 0.8. The required ratio will increase to 1.0 in 2018.

The minimum requirement for the NSFR (i.e. ratio of the amount of available stable funding relative to the amount of required stable funding) is 1.0. The introduction is planned for 2020 at earliest in connection with the entry into force of CRR II.

The minimum LCR and the currently expected minimum NSFR were complied with in the reporting years 2017 and 2016.

Limitation and reporting

The Board of Managing Directors is provided with a daily report on the short-term liquidity projection and with a monthly liquidity risk report on the medium and long-term liquidity. The latter also includes the results of the scenario analyses, the liquidity ratios LCR and NSFR, and the calculation of the liquidity buffer pursuant to MaRisk. The Audit Committee and the Risk Committee of the Board of Supervisory Directors are informed on a quarterly basis.

Current risk situation

As in the previous year, liquidity was secured at all times during the reporting year, even under stress assumptions. All liquidity limits and regulatory liquidity ratios were fully complied with.

Operational risk

Definition

Operational risks arise from failed or inadequate systems and processes, people, or external events. Operational risks also include legal risks, risks from money laundering, terrorist financing or other criminal acts, behavioral risks, risks from outsourcing, operating risks, and event or environmental risks. In the bank's view, they do not comprise entrepreneurial risks, such as business risks, regulatory risks, reputational risks, or pension risks.

60

Quantification and management

As part of the risk-bearing capacity concept for the normative approach, operational risks are quantified using a process based on the regulatory basic indicator approach. The risk assumed under the economic approach is twice the number of incidents assumed under the normative approach.

All loss events and near incidents are recorded in a loss event database by operational risk officers on a decentralized basis. The Risk Controlling function is accountable for the analysis and aggregation of the incidents as well as for the methodological development of the instruments used.

Rentenbank also carries out self-assessments in the form of workshops. At least annually, material operational risk scenarios are analyzed and assessed with regard to individual business processes. This also involves defining subsequent measures (e.g. regarding fraud prevention).

All operational risks are aggregated and analyzed on a centralized basis by the Risk Controlling function. It is responsible for the use of instruments and the methodological development of risk identification, assessment, management and communication. Operational risks are managed by the relevant organizational units.

Legal risk is managed and monitored by the Legal & Human Resources division. It informs the Board of Managing Directors of the current or potential legal disputes both on an ad hoc basis as well as in semi-annual reports. Legal risks from business transactions are largely reduced by the bank by using standardized contracts. The Legal department is involved early in decision-making and significant projects are to be carried out in collaboration with the Legal & Human Resources division. Legal disputes are recorded immediately in the loss event database. They are monitored using a defined risk indicator for the purpose of early risk identification.

In addition, Rentenbank has established a Compliance function and a central unit for the prevention of money laundering, terrorist financing, and other criminal acts. Such risks, which could put the bank’s assets at risk, are identified on the basis of a risk analysis in accordance with Section 25h KWG. Organizational measures are then derived from the risk analysis to optimize risk prevention. For this purpose, the bank also analyzes whether general and bank-specific requirements for an effective organization are complied with.

Risks involved in outsourcing are regarded as operational risks. Rentenbank uses decentralized monitoring for outsourcing arrangements, comprising risk management and risk monitoring. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is subject to specific requirements, in particular with respect to the contract, the intervals of the risk analysis, and reporting.

Operating risks as well as event or environmental risks are identified on a bank-wide basis. They are managed and monitored based on their materiality.

The bank has appointed an Information Security Officer (ISO) and implemented an Information Security Management System (ISMS). The ISO monitors compliance with the requirements defined by the ISMS and ensures confidentiality, availability, and integrity of the IT systems. The ISO is involved in the case of critical IT-related incidents.

An emergency manual describes the disaster prevention measures and the emergency procedures in the event of a disaster. Further emergency plans are to be applied in the case of potential business disruptions. The outsourcing of time-critical activities and processes is also included in these plans.

Limitation and reporting

The limits for operational risks of EUR 55 million and EUR 110 million under the normative and economic approaches, respectively, are derived using the modified regulatory basis indicator approach. Reports are prepared on a quarterly basis.

61

Current risk situation

Under the normative approach, the risk value for operational risk amounted to EUR 52.4 million as of the reporting date (2016: EUR 47.3 million). Under the economic approach, the risk exposure amounted to EUR 104.8 million (2016: EUR 94.6 million) as of the reporting date.

In the fiscal year 2017, one (2016: one) significant incident with a potential loss of more than EUR 100 thousand was entered into the loss event database with a total net loss of EUR 224 thousand (2016: EUR 173 thousand).

Regulatory and reputational risks

Definition

Regulatory risk is the risk that a change in the regulatory environment could adversely affect the bank’s business activities or operating profit and that regulatory requirements are not sufficiently met.

Reputational risks refer to the risk of negative economic effects from damages to the bank’s reputation.

Quantification and management

Regulatory and reputational risks are quantified and monitored in a stress scenario as part of income planning. To this end, regulatory and reputational risks are assumed to have monetary effects (e.g. increased funding costs or unexpected operating and personnel expenses) on the implementation of regulatory requirements. Furthermore, regulatory and reputational risks are identified within the framework of self-assessments.

Losses incurred are monitored in the loss event database as well as in the monthly target/actual comparisons in the income statement.

Regulatory risks are managed through active involvement in regulatory projects as well as other legal initiatives affecting Rentenbank and by identifying potential consequences for Rentenbank. The Regulatory working group plays a central role in the process. In particular, it is responsible for monitoring and evaluating regulatory and other legal initiatives, as well as for strengthening the compliance structure. To this end, the Regulatory working group initiates and monitors implementation projects. It reports to the Board of Managing Directors on a regular basis.

A code of conduct and professional external corporate communications contribute to the management of reputational risks.

Limitation and reporting

As of the reporting date, the risk limit determined for regulatory and reputational risks amounted to EUR 50 million under the normative approach and to EUR 100 million under the economic approach. Reports are prepared on a quarterly basis. The limits approximate the risk exposures due to the statistical (i.e. yearly) risk quantification.

Current risk situation

As of the reporting date, the risk value determined for regulatory and reputational risks amounted to EUR 46.0 million (2016: EUR 46.8 million) under the normative approach and to EUR 92.0 million (2016: EUR 93.6 million) under the economic approach.

As in the prior year, no loss incurring events related to regulatory or reputational risks occurred during the reporting period.

Financial reporting process

The tasks of the financial reporting process range from account allocation and processing of transactions to preparation of the required annual financial statements.

62

The objectives of the accounting-related ICS/RMS are to comply with financial reporting standards and regulations as well as to ensure the propriety of accounting.

Rentenbank prepares its financial statements in accordance with HGB and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV).

The rules are documented in manuals and work instructions. The Finance division monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal, regulatory, and process-related requirements. The involvement of the Finance division in the New Product Process ensures that new products are included in a proper manner in the financial reporting system.

The documentation of the financial reporting process complies with the German Generally Accepted Accounting Principles (Grundsätze ordnungsmäßiger Buchführung, GoB) and is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept in accordance with the statutory retention periods.

There is a clear separation of functions of the organizational units primarily involved in the financial reporting process. Money market transactions, loans, securities, and liabilities are entered in corresponding sub-ledgers and are allocated to different organizational units which monitor these sub-ledgers. The data is transferred from the sub-ledgers to the general ledger via automated interfaces. The Finance division is responsible for accounting, the definition of account allocation rules, methodology for booking transactions, parameterization of the accounting software, and the administration of the financial accounting system.

Apart from standard software for the bank’s operations, Rentenbank uses internally developed financial accounting software. The granting of authorizations solely for required tasks is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted regularly. In addition, the principle of dual control, standardized reconciliation routines as well as target/actual comparisons are intended to ensure that errors are identified and corrected in a timely fashion. These measures also ensure the correct recognition, presentation, and measurement of assets and liabilities.

The Internal Audit department regularly performs process-independent reviews to assess whether the accounting-related ICS/RMS functions efficiently.

Timely, reliable and relevant reports are provided to the responsible persons within the framework of the management information system. The Board of Supervisory Directors and its committees are regularly informed about current business developments by the Board of Managing Directors. They are also informed about extraordinary events without delay.

63

Modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2017

				Notes	December 31, 2017	December 31, 2016
					€ million	€ million
Assets
1.	Cash and balances with central banks
	a)		Cash on hand		0.1	0.2
	b)		Balances with central banks		28.3	6.5
					28.4	6.7

			of which:
			with Deutsche Bundesbank €28.3 m (2016: €6.5 m)

2.	Loans and advances to banks			11
	a)		Payable on demand		5,669.2	874.8
	b)		Other loans and advances		54,863.0	56,919.0
					60,532.2	57,793.8
3.	Loans and advances to customers			12
			of which:
			Secured by mortgages
			€— m (2016: €—m)
			Municipal loans
			€6,845.7 m (2016: €6,003.4 m)		6,883.9	6,048.2

4.	Bonds and other fixed-income securities			13/17

a)			Bonds and notes
		aa)	Public-sector issuers		689.4	1,299.0
			of which:
			Securities eligible as collateral with Deutsche Bundesbank €560.1 m (2016: €1,175.4 m)
		ab)	Other issuers		15,153.4	16,240.7
					15,842.8	17,539.7
			of which:
			Securities eligible as collateral with Deutsche Bundesbank €12,183.6 m (2016: €13,064.8 m)
b)			Own debt securities		27.5	224.9
			Nominal amount €28.2 m (2016: €300.3 m)		15,870.3	17,764.6

64

Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2017
(continued)

			Notes	December 31, 2017	December 31, 2016
				€ million	€ million

5.	Shares and other variable-yield securities		14	0.1	0.1
6.	Participations		15/17
	of which:
	in banks €321.9 m (2016: € 321.9 m)
	in financial services institutions €— m (2016: €—m)			326.2	326.2
7.	Investments in affiliated companies		15/17
	of which:
	in banks €— m (2016: €—m)
	in financial services institutions €— m (2016: €—m)			49.6	49.6
8.	Assets held in trust		16
	of which:
	Loans held in trust €112.4 m (2016: €113.0 m)			112.4	113.0
9.	Intangible assets		17
	a)	Purchased concessions, industrial property rights and similar rights		10.9	11.4
10.	Property and equipment		17	15.5	14.8
11.	Other assets		18	5,359.9	2,918.6
12.	Prepaid expenses		19
	a)	From issuing and lending business		1,353.2	945.8
	b)	Other		242.6	259.1
				1,595.8	1,204.9
Total assets				90,785.2	86,251.9

65

Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2017
(continued)

				Notes	December 31, 2017	December 31, 2016
					€ million	€ million
Liabilities and equity
1.	Liabilities to banks			20
	a)	Payable on demand			38.3	6.4
	b)	With agreed term or notice period			2,672.3	3,047.2
					2,710.6	3,053.6
2.	Liabilities to customers			21/31
	a)	Other liabilities
		aa)	Payable on demand		162.9	190.6
		ab)	With agreed term or notice period		3,691.4	3,576.0
					3,854.3	3,766.6
3.	Securitized liabilities			22
	a)	Debt securities issued			76,894.5	69,982.0
4.	Liabilities held in trust			23
	of which:
	Loans held in trust €112.4 m (2016: €113.0 m)				112.4	113.0
5.	Other liabilities			24	208.8	2,628.3
6.	Deferred income			25
	a)	From issuing and lending business			238.6	258.3
	b)	Other			1,442.6	1,056.3
					1,681.2	1,314.6
7.	Provisions			26
	a)	Provisions for pensions and similar obligations			111.2	105.6
	b)	Other provisions			361.1	362.6
					472.3	468.2
8.	Subordinated liabilities			27	405.7	615.1
9.	Fund for general banking risks				3,195.6	3,106.9
10.	Equity			46
	a)	Subscribed capital			135.0	135.0
	b)	Retained earnings
		ba)	Principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law		1,052.7	986.9
			Allocations from guarantee reserve		0.1	21.6
			Allocations from net income		45.7	44.2
					1,098.5	1,052.7
		bb)	Guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law		1.1	22.7
			Withdrawals pursuant to Section 2 (3) of Rentenbank’s Governing Law		0.1	21.6
					1.0	1.1
	c)	Distributable profit			15.3	14.8
					1,249.8	1,203.6
Total liabilities and equity					90,785.2	86,251.9

66

Balance Sheet of Landwirtschaftliche Rentenbank

as of December 31, 2017
(continued)

			Notes	December 31, 2017	December 31, 2016
				€ million	€ million

1.	Contingent liabilities		29
	a)	Liabilities from guarantees and indemnity agreements		0.9	1.0

2.	Other commitments		30
	a)	Irrevocable loan commitments		956.3	990.0

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Income Statement of Landwirtschaftliche Rentenbank

for the period from January 1 to December 31, 2017

				Notes	2017	2016
					€ million	€ million
1.	Interest income from			39
	a)	Lending and money market transactions			3,125.4	3,171.9
	b)	Fixed-income securities and debt register claims			352.0	469.0
					3,477.4	3,640.9
		less negative interest €31.6m				(19.6)
2.	Interest expense			40	3,179.7	3,329.2
		less positive interest €4.0 m				(7.3)
					297.7	311.7
3.	Current income from
	a)	Shares and other variable-yield securities			0.0	0.0
	b)	Participations			7.9	6.9
					7.9	6.9
4.	Fee and commission income				0.1	0.2
5.	Fee and commission expenses				2.0	2.3
					-1.9	(2.1)
6.	Other operating income			41	5.4	9.2
7.	Administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries		26.0	24.7
		ab)	Social security contributions and expenses for pensions and other employee benefits		5.9	3.7
			of which: for pensions €2.6 m			(0.4)
	b)	Other administrative expenses			31.5	25.7
					63.4	54.1
8.	Depreciation, amortization and write-downs of intangible assets and property and equipment				5.9	7.0
9.	Other operating expenses			42	14.9	9.1
10.	Write-downs of and allowance for loans and advances and certain securities as well as additions to loan loss provisions				101.8	0.4
11.	Income from reversals of write-downs of participations, Investments in affiliated companies and securities held as fixed assets				27.8	0.7
12.	Additions to the fund for general banking risks				88.7	195.7
13.	Profit on ordinary activities				62.2	60.1
14.	Taxes on income				1.1	1.0
15.	Other taxes not included in item “Other operating expenses”				0.1	0.1
					1.2	1.1
16.	Net income				61.0	59.0

17.	Withdrawals from retained earnings
	From guarantee reserve pursuant to Section 2 (3) of Rentenbank’s Governing Law				0.1	21.6
18.	Allocations to retained earnings
	To principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law
	from guarantee reserve				0.1	21.6
	from net income				45.7	44.2

19.	Distributable profit				15.3	14.8
68

Cash flow statement for the period ended December 31, 2017

	2017 € million	2016 € million
Net income/loss for the period	61	59
Depreciation and write-downs of, allowances for and reversals of write-downs of loans and advances and fixed assets	7	6
Increase/decrease in provisions	4	10
Other non-cash expenses/income	224	196
Other adjustments (net)	-233	-226
Increase/decrease in loans and advances to banks	-2,873	-2,112
Increase/decrease in loans and advances to customers	-835	-743
Increase/decrease in other assets from operating activities	-2,835	-95
Increase/decrease in liabilities to banks	-343	-408
Increase/decrease in liabilities to customers	87	-196
Increase/decrease in securitized liabilities	6,912	2,677
Increase/decrease in other liabilities from operating activities	-2,071	72
Interest expense/interest income	-298	-312
Income tax expense/income	1	1
Interest and dividends received	3,655	3,779
Interest paid	-3,124	-3,241
Income taxes paid	-1	-1
Cash flows from operating activities	-1,662	-534

Proceeds from disposal of financial investments	4,338	3,740
Payments for investments in financial investments	-2,443	-3,201
Payments for investments in property and equipment	-2	-1
Payments for investments in intangible fixed assets	-4	-4

Cash flows from investing activities	1,889	534
Appropriation of distributable profit pursuant to Section 9 of Rentenbank's Governing Law	-15	-14
Net change resulting from other financing activities	-191	-

Cash flows from financing activities	-206	-14
Net change in cash and cash equivalents	21	-14
Cash and cash equivalents at beginning of period	7	21
Cash and cash equivalents at end of period	28	7

The cash flow statement shows the changes in cash and cash equivalents for the fiscal years 2017 and 2016 from operating, investing, and financing activities. Cash and cash equivalents correspond to cash and balances with central banks reported in the balance sheet.

The allocation of cash flows to operating activities is based on the definition of operating profit. The cash flows from investing and financing activities were directly derived from financial accounting. The cash flows from investing activities result from proceeds from and payments for property and equipment and intangible assets as well as from proceeds from and payments for securities held as fixed assets. The net change resulting from financing activities comprises proceeds from and payments for regulatory tier 2 capital as well as the appropriation of our distributable profit.

The cash flow statement was prepared in accordance with the provisions set out in German Accounting Standard 21.

The cash flow statement is only of limited informative value as an indicator of the liquidity position. For further details on the liquidity management, please refer to the information provided in the management report.

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Statement of changes in equity as of December 31, 2017

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total equity
Jan. 1, 2017	135.0	1,052.7	1.1	14.8	1,203.6
Profit distribution	-	-	-	-14.8	-14.8
Net income	-	45.7	-	15.3	61.0
Allocation to/
withdrawal from
guarantee reserve	-	0.1	-0.1	-	-
Equity
as of Dec. 31	135.0	1,098.5	1.0	15.3	1,249.8

Statement of changes in equity as of December 31, 2016

€ million	Subscribed capital	Principal reserve	Guarantee reserve	Distributable profit	Total equity
Jan. 1, 2016	135.0	986.9	22.7	14.3	1,158.9
Profit distribution	-	-	-	-14.3	-14.3
Net income	-	44.2	-	14.8	59.0
Allocation to/
withdrawal from
guarantee reserve	-	21.6	-21.6	-	-
Equity
as of Dec. 31	135.0	1,052.7	1.1	14.8	1,203.6
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NOTES TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2017

Basis of accounting

Accounting policies

(1)         General disclosures

(2)         Recognition and measurement of financial instruments

(3)         Determination of the fair value for financial instruments

(4)         Provision for loan losses

(5)         Loss-free valuation of the banking book

(6)         Assets/liabilities held in trust

(7)         Property and equipment and intangible assets

(8)         Prepaid expenses/deferred income

(9)         Provisions

(10)       Valuation units/currency translation

Notes to the balance sheet

(11)       Loans and advances to banks

(12)       Loans and advances to customers

(13)       Bonds and other fixed-income securities

(14)       Shares and other variable-yield securities

(15)       Participations and investments in affiliated companies

(16)       Assets held in trust

(17)       Fixed assets

(18)       Other assets

(19)       Prepaid expenses

(20)       Liabilities to banks

(21)       Liabilities to customers

(22)       Securitized liabilities

(23)       Liabilities held in trust

(24)       Other liabilities

(25)       Deferred income

(26)       Provisions

(27)       Subordinated liabilities

(28)       Foreign currency assets and liabilities

(29)       Contingent liabilities

(30)       Other commitments

(31)       Cover calculation

Notes to the income statement

(32)       Interest income

(33)       Interest expense

(34)       Other operating income

(35)       Other operating expenses

Other disclosures

(36)       Derivative financial instruments

(37)       Disclosures on valuation units pursuant to Section 285 No. 23 HGB

(38)       Remuneration of the Board of Managing Directors and the Board of Supervisory Directors

(39)       Average number of employees pursuant to Section 267 (5) HGB

(40)       Country-by-country reporting pursuant to Section 26a (1) sentence 2 KWG

(41)       Participations pursuant to Section 285 No. 11 and Section 340a (4) No. 2 HGB

(42)       Other commitments

(43)       Auditors' fees pursuant to Section 285 No. 17 HGB

(44)       Events after the reporting date pursuant to Section 285 No. 33 HGB

(45)       Proposal for the appropriation of profit pursuant to Section 285 No. 34 HGB

(46)       Disclosure of mandates held pursuant to Section 340a (4) No. 1 HGB

Members of the Board of Managing Directors and

Members of the Board of Supervisory Directors

71

Basis of accounting

Landwirtschaftliche Rentenbank (hereinafter referred to as Rentenbank) has its registered office in Frankfurt am Main. The bank is registered in the Commercial Register of the Local Court of Frankfurt am Main under registration number HRA 30636.

The annual financial statements of Rentenbank have been prepared in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) and the German Regulation on the Accounting of Banks and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV). The structure of the balance sheet and the income statement is based on the templates set out in RechKredV. Balance sheet items that are included in the template, but not used at Rentenbank are not reported.

Taking into account the exemption as set out in Section 290 (5) in conjunction with Section 296 (2) HGB, Rentenbank is not required by law to prepare consolidated financial statements in accordance with the German Commercial Code. Consequently, pursuant to Section 315e HGB, Rentenbank is not required to prepare consolidated financial statements in accordance with IFRS. Voluntary consolidated financial statements of Rentenbank were not prepared.

Rentenbank is exempt from corporation tax in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and trade tax in accordance with Section 3 No. 2 of the German Trade Tax Act (Gewerbesteuergesetz, GewStG). Accordingly, deferred taxes pursuant to Section 274 HGB do not have to be recognized in the annual financial statements of Rentenbank.

Accounting policies

(1)          General disclosures

Assets, liabilities and pending transactions are measured pursuant to the provisions of Sections 252 et seq. HGB, taking into account the supplementary provisions for credit institutions (Sections 340 et seq. HGB). The annual financial statements as of December 31, 2017 are generally based on the same accounting policies as were applied in the prior year’s annual financial statements. Changes, if any, are described below.

Rentenbank does not have a trading book pursuant to Section 1 (35) of the German Banking Act (Kreditwesengesetz, KWG) in conjunction with Article 4 (1) No. 86 of Regulation (EU) No. 575/2013.

(2)          Recognition and measurement of financial instruments

In accordance with Section 11 RechKredV, pro rata interest is reported in the corresponding balance sheet item.

Loans and advances/liabilities

Loans and advances are accounted for pursuant to Section 340e (2) HGB, i.e. at their nominal amount less impairment losses, if any. Liabilities are recognized at their settlement amount in accordance with Section 253 (1) sentence 2 HGB. Premiums and discounts from loans and advances as well as from liabilities are reported as either prepaid expenses or deferred income. Zero bonds are recognized at their issue price plus pro rata interest based on the issue yield.

Securities

All securities are carried at amortized cost less any impairment. Reversals of impairment losses are recognized if the reasons for the impairment no longer apply.

Bonds are generally measured on the basis of market data provided by external service providers. If such market data are not available, bonds are measured using the discounted cash flow method. The valuation is based on the risk-free interest rate curve of the relevant currency zone plus a credit spread with a matching maturity.

Fixed-income securities held as fixed assets are measured using the moderate lower-of-cost-or-market rule pursuant to Section 253 (3) sentence 5 HGB. Following the criteria defined by the Insurance Committee of

72

the Institute of Public Auditors in Germany (IDW), Rentenbank assumes that an impairment is permanent when the bond price was more than 20% below the carrying amount of the bond in the last six months prior to the balance sheet date or when the average of the daily market prices of the last twelve months was more than 10% below the carrying amount.

Since these securities are expected to be held over the long term, no write-downs to fair value are recognized if the impairment is considered temporary. In particular, write-downs are not recognized when the identified impairment is only of a temporary nature with respect to future financial performance and it is expected that the securities are fully repaid when due.

Shares as well as bonds and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured using the strict lower-of-cost-or-market rule (Section 253 (4) HGB). These instruments are written down to their lower fair value.

Participations and affiliated companies

Participations and investments in affiliated companies are carried at cost less any write-downs.

Derivatives

Derivatives are only used as hedging instruments for existing or expected market risks. Valuation effects from derivatives are taken into account within the context of the loss-free valuation of the banking book.

Other assets/liabilities

Other assets and liabilities are recognized at the nominal amount.

(3)          Determination of the fair value for financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is determined by using either directly observable market prices or own calculations on the basis of valuation models and observable market parameters. The fair value of contracts without option features is determined on the basis of the discounted expected future cash flows (discounted cash flow (DCF) method). Hedged items are discounted using a basis curve plus a credit spread that depends on credit quality.

The discounting of derivatives is based on the OIS (Overnight Interest Rate Swap) curve as well as on basis swap spreads and cross-currency (CCY) basis swap spreads. They are distinguished by maturity and currency, and obtained from external market data providers. Contracts with option features (option-based contracts) are valued using standard option pricing models. Apart from the interest rate curves and spreads mentioned above, volatilities and correlations between observable market data are also taken into account in the calculation.

(4)          Provision for loan losses

Any identifiable risks in the lending business are taken into account through the recognition of specific valuation allowances or provisions. Latent (credit) risks are taken into account through the fund for general banking risks reported in the balance sheet as well as by recognizing general valuation allowances and contingency reserves pursuant to Section 340f HGB.

As of each balance sheet date, Rentenbank assesses whether there is any objective evidence that all interest and principal payments may not be made in accordance with the contractual terms. For accounting purposes, the bank uses the following criteria to determine whether the recognition of a specific valuation allowance is required:

•	Internal credit rating as non-investment-grade
•	Non-performing, forborne or restructured exposures
•	Significant deterioration in the business partner’s credit quality
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•	Significant deterioration in the credit quality of the business partner’s country of incorporation

General valuation allowances are calculated using the total loan volume subject to risks pursuant to Section 19 (1) KWG, the probability of default, and the loss given default (LGD) rate.

Bonds and notes are taken into account to the extent that they are recognized at amortized cost.

In the year under review, the loan portfolio model was refined in the context of credit risk measurement. Consequently, adjustments were made to the probabilities of default and the LGD rates, which also affected the calculation of general valuation allowances. In addition, the loan volume is no longer derived from the carrying amount, but is determined on the basis of the discounted cash flows with a residual maturity of more than one year.

Due to the low number of defaults at Rentenbank, probabilities of default are determined using a long-term average of the 1-year probabilities of default provided by the rating agencies Fitch, Moody's, and Standard & Poor's. The probabilities of default are allocated on the basis of the credit quality of the respective business partner, and no longer on the basis of the credit quality of specific products.

The LGD rates for specific products and types of business transactions are determined using an analytical and expert-based procedure, taking into account the respective collateralization; they are no longer taken into account at a lump-sum rate of 45% in accordance with the regulatory basic IRB approach.

The adjustments have a reciprocal effect on the calculated general valuation allowance. Since the effect of the new LGD rates of specific products and types of business transactions is the predominant one, Rentenbank reversed general valuation allowances in the amount of EUR 16 million through profit or loss. For securities, EUR 0.9 million was allocated to the general valuation allowance.

The new methodology for the calculation of the input parameters for the general valuation allowances is a justified exception as set out in Section 252 (2) HGB. The use of an expert-based procedure leads to a more accurate measurement of latent default risks and, therefore, to a more precise presentation of a true and fair view of the net assets, financial position, and results of operations.

(5)          Loss-free valuation of the banking book

In accordance with the IDW statement on individual aspects of the loss-free valuation of interest-bearing transactions in the banking book (interest book) (IDW RS BFA 3), a provision for contingent losses must be recognized for any excess obligations resulting from the banking/interest book in an overall assessment of the transactions.

A periodic (income statement) approach was used to calculate the amount required to be recognized as a provision within the context of the loss-free valuation of the banking book. The banking book comprises all interest-bearing transactions of the bank and is managed on a uniform basis. For calculation purposes, future gains or losses in the banking book were determined by income contributed by closed and open interest rate positions.

These future cash flows were discounted as of the reporting date using generally recognized money market and capital market rates which correspond to the respective period. Risk costs were calculated on the basis of future expected losses and the pro rata share of administrative expenses for portfolio management was determined on the basis of internal analyses. As of December 31, 2017, there was no need for provisions on the basis of this calculation.

(6)          Assets/liabilities held in trust

Assets and liabilities held in trust are reported as separate balance sheet items pursuant to Section 6 RechKredV. Owing to the relation between assets held in trust and liabilities held in trust, both are recognized at the nominal amount.

(7)          Property and equipment and intangible assets

In accordance with German commercial law, property and equipment as well as intangible assets are recorded at cost, less any depreciation and amortization over their estimated useful lives.

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Depreciation of property and equipment as well as amortization of intangible assets are recognized using the straight-line method over their estimated useful lives, ranging from 33 to 50 years for buildings and from three to six years for operating and office equipment. Intangible assets are amortized on a straight-line basis over a period of four years.

(8)          Prepaid expenses/deferred income

Prepaid expenses and deferred income are reported pursuant to Section 250 (1) HGB and are amortized pro rata temporis over the relevant term using the effective interest method.

(9)          Provisions

Provisions are recognized as liabilities at their expected settlement amount applying the principles of prudent business judgment and taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date.

Pension provisions

Pension obligations are discounted using the average market interest rate for the past ten fiscal years which correspond to the remaining term of the provisions. The rates used are determined and published monthly by the Deutsche Bundesbank in accordance with the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung, RückAbzinsV). Pursuant to Section 253 (2) sentence 2 HGB, provisions for pension obligations are discounted at the average market interest rate applicable to an assumed remaining term of 15 years.

In accordance with Section 253 HGB, as amended in 2016, provisions for pension obligations are discounted using the average market interest rate for the past ten fiscal years in accordance with their remaining term (until and including 2015: average market interest rate for the past seven fiscal years). The resulting difference was EUR 14 million in 2017 (2016: EUR 11 million). In accordance with Section 253 (6) sentence 2 HGB, profits may only be distributed if the distributable reserves remaining after distribution, adding profit carried forward and deducting loss carried forward, at least equal the difference determined pursuant to Section 253 (6) sentence 1 HGB.

Pension provisions are measured in accordance with actuarial principles, using the projected unit credit (PUC) method. Under the PUC method, the provision amount is defined as the actuarial present value of the pension obligations, earned by the employees in the past periods of service prior to the relevant date in accordance with the pension benefit formula and vesting provisions. The 2005 G mortality tables, developed by Prof. Dr. Klaus Heubeck and fully adjusted in 2016, were used as the biometric calculation parameters (2016: full adjustment for 2011). The following parameters were used as the basis for the calculation as of December 31, 2017:

	2017	2016
Discount rate pursuant to Section 253 (2) sentence 2 HGB	3.68% p.a.	4.01% p.a.
Career trend	1.00% p.a.	1.00% p.a.
Expected rate of salary increases	2.25% p.a.	2.25% p.a.
Expected rate of pension increases (range of adjustments)	1.0–2.25% p.a.	1.0–2.25% p.a.
Employee turnover	Average 3.50% p.a.	Average 2.00% p.a.
Increase in Consumer Price Index (CPI)	1.75% p.a.	1.50% p.a.
Development of contribution ceiling	2.50% p.a.	2.50% p.a.

Other provisions

Other provisions are discounted at the average market interest rates for the past seven fiscal years which correspond to the remaining term of the provisions. The rates used are determined and published monthly by the Deutsche Bundesbank in accordance with the German Regulation on the Discounting of Provisions.

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Provisions for special promotional loans cover the interest rate reductions for the whole term or until the repricing date. The provisions recorded prior to the BilMoG adjustment for the interest rate reductions granted for special promotional loans are maintained by reference to the option available under Article 67 (1) sentence 2 of the Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB).

(10)       Valuation units/currency translation

Currency translation and the presentation of the transactions in the balance sheet without currency hedging are made pursuant to Section 340h in conjunction with Section 256a HGB and Section 252 (1) No. 4 HGB. In accordance with Section 277 (5) sentence 2 HGB, gains from currency translation are reported in other operating income, while losses from currency translation are recorded in other operating expenses.

Rentenbank uses FX swaps and cross-currency swaps to hedge currency risks. Currency hedges are presented in the balance sheet using valuation units pursuant to Section 254 HGB. In these valuation units, the cash flows of the hedged item are fully reflected in the hedging instrument, i.e. the derivative (perfect hedge). The bank utilizes the net hedge presentation method (Einfrierungsmethode) to offset value changes between the hedged item and the hedging instrument. To measure the effectiveness of hedging relationships, the bank uses the critical terms match method which compares the cash flows of the hedged item with those of the hedging instrument. Exchange rate fluctuations of the corresponding hedged items and hedging derivatives offset each other over the remaining period to their respective maturity dates.

If necessary, additional hedged items and hedging instruments are combined into valuation units within the meaning of Section 254 HGB.

Foreign currency-denominated assets, liabilities and pending transactions were translated into euro at the mid spot rate as of December 29, 2017. For this purpose, Rentenbank uses the reference rate of the European System of Central Banks (ESCB).

Notes to the balance sheet

The following notes and disclosures are presented in the order in which the individual items are presented in the balance sheet. Differences between the amounts shown below and those reported in the balance sheet result from the exclusion of pro rata interest.

(11)       Loans and advances to banks

Breakdown by residual maturity	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Payable on demand	5,669	875
Other loans and advances
– up to 3 months	2,155	3,988
– more than 3 months to 1 year	5,921	6,190
– more than 1 year to 5 years	22,566	23,052
– more than 5 years	23,400	22,845
Total amount	59,711	56,950

As in the prior year, loans and advances to banks do not include loans and advances to affiliated companies. Loans and advances to companies in which participating interests are held amount to EUR 4,517 million (2016: EUR 4,102 million).

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(12)       Loans and advances to customers

Breakdown by residual maturity	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
– up to 3 months	97	15
– more than 3 months to 1 year	417	294
– more than 1 year to 5 years	1,148	1,329
– more than 5 years	5,029	4,234
Total amount	6,691	5,872

As in the previous year, loans and advances to customers do not include loans and advances to affiliated companies. As of December 31, 2017, there were no loans and advances to companies in which participating interests are held, consistent with the prior year. In addition, there are no loans and advances to customers with an indefinite term within the meaning of Section 9 (3) No. 1 RechKredV.

(13)       Bonds and other fixed-income securities

The total portfolio of bonds and other fixed-income securities is carried as financial investments. As in the previous year, no securities are held in the liquidity reserve.

Securities held as fixed assets are recorded at a carrying amount of EUR 15,677 million (2016: EUR 17,508 million). The carrying amount of securities reported at amounts exceeding their fair value of EUR 879 million totals EUR 893 million. The fair value of these securities was determined on the basis of market prices. As in the prior year, there is no permanent impairment. Accordingly, the unrecognized write-downs amount to EUR 14 million (2016: EUR 13 million).

As in the prior year, bonds and other fixed-income securities do not include securities of affiliated companies or companies in which participating interests are held.

Stock exchange listing	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
– Listed securities	15,332	17,195
– Unlisted securities	346	313
Total amount	15,678	17,508

Residual maturity of up to 1 year	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
from public sector issuers	-	205
from other issuers	1,917	3,007
Total amount	1,917	3,212

(14)       Shares and other variable-yield securities

As in the previous year, all of the shares and other variable-yield securities held are marketable and listed.

(15)       Participations and investments in affiliated companies

Rentenbank holds participations in the amount of EUR 326 million (2016: EUR 326 million) and investments in affiliated companies in the amount of EUR 50 million (2016: EUR 50 million). As in the previous year, participations and investments in affiliated companies do not include marketable securities.

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(16)       Assets held in trust

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Receivables from the Special Purpose Fund of the Federal Republic held at Rentenbank	112	113
Loans and advances to banks	0	0
Total amount	112	113

(17)       Fixed assets

Statement of changes in fixed assets
€ million	Intangible assets	Property and equipment		Financial investments
	Software and licenses	Land and buildings	OOE*	Securities	Participations	Investments in affiliated companies
Historical cost
Cost as of Jan. 1, 2017	31	20	12	17,765	326	50
Additions	4	-	2
Disposals	-	-	0
Transfers	-	-	-
Net changes in financial investments**				-1,895	-	-
Cost as of Dec. 31, 2017	35	20	14	15,870	326	50
Depreciation, amortization, write-downs
Accumulated depreciation, amortization and write-downs as of Jan. 1, 2017	19	6	11
Accumulated depreciation, amortization and write-downs from disposals	-	-	0
Depreciation, amortization and write-downs 2017	5	1	1
Accumulated depreciation, amortization and write-downs as of Dec. 31, 2017	24	7	12
Reversals of write-downs	-	-	-
Carrying amount
Carrying amount at December 31, 2017	11	13	2	15,870	326	50
Carrying amount in 2016	11	14	1	17,765	326	50

*) Operating and office equipment

**) Net change pursuant to Section 34 (3) sentence 2 RechKredV

(18)       Other assets

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Cash collateral provided for derivatives	5,359	2,918
Total amount	5,359	2,918

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(19)       Prepaid expenses

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Premium from lending business	1,056	700
Discount from issuing business	297	246
Upfront payments from derivative transactions	241	257
Total amount	1,594	1,203

(20)       Liabilities to banks

Breakdown by residual maturity	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
– up to 3 months	-	230
– more than 3 months to 1 year	200	315
– more than 1 year to 5 years	590	1,065
– more than 5 years	1,190	680
Total amount	1,980	2,290

As in the prior year, liabilities to banks do not include liabilities to affiliated companies. Liabilities to companies in which participating interests are held amount to EUR 0 million (2016: EUR 0 million).

(21)       Liabilities to customers

Breakdown by residual maturity	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Other liabilities
– up to 3 months	36	53
– more than 3 months to 1 year	146	33
– more than 1 year to 5 years	692	816
– more than 5 years	2,721	2,580
Total amount	3,595	3,482

Liabilities to customers include liabilities to affiliated companies in the amount of EUR 101 million (2016: EUR 134 million). Liabilities to companies in which participating interests are held amount to EUR 1 million (2016: EUR 1 million).

Liabilities to customers were covered by assets in accordance with Section 13 (2) of Rentenbank's Governing Law in the amount of EUR 19 million (2016: EUR 22 million).

(22)       Securitized liabilities

Breakdown by residual maturity	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Debt securities issued
– up to 1 year	19,959	16,157
– more than 1 year to 5 years	31,810	33,576
– more than 5 years	24,688	19,752
Total amount	76,457	69,485

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(23)       Liabilities held in trust

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Liabilities from the Special Purpose Fund of the Federal Republic held at Rentenbank	112	113
Liabilities to customers	0	0
Total amount	112	113

(24)       Other liabilities

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Cash collateral received for derivatives	202	2,623
Total amount	202	2,623

(25)       Deferred income

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Discount from lending business	3	4
Premium from issuing business	236	254
Upfront payments received from derivative transactions	1,419	1,031
Total amount	1,658	1,289

(26)       Provisions

This balance sheet item includes provisions for pension obligations of EUR 111 million (2016: EUR 106 million) to employees who are contractually entitled to receive pension benefits. Other provisions consist of the following:

Other provisions	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Interest rate reduction for special promotional loans	334	334
Promotion of agricultural research and innovation	9	9
Promotion of agriculture (Promotional Fund)	4	3
Miscellaneous provisions	14	17
Total amount	361	363

(27)       Subordinated liabilities

Breakdown by residual maturity	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
– up to 1 year	31	33
– more than 1 year to 5 years	335	303
– more than 5 years	40	279
Total amount	406	615

The subordinated liabilities are issued in the form of promissory notes (carrying amount: EUR 50 million), loan agreements (carrying amount: EUR 93 million), and bearer securities issued as global certificates (carrying amount: EUR 263 million). The net interest expense for subordinated liabilities after collateralization totals EUR 1 million, unchanged from the prior year.

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Disclosures pursuant to Section 35 (3) No. 2 RechKredV in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities:

1. Bond of JPY 10 billion; carrying amount: EUR 62 million;

maturity: October 28, 2019; interest rate before collateralization: 2.0%

2. Bond of EUR 100 million; carrying amount: EUR 100 million;

maturity: August 18, 2021; interest rate before collateralization: 1.003%

3. Bond of EUR 100 million; carrying amount: EUR 100 million;

maturity: August 18, 2021; interest rate before collateralization: 1.033%

(28)       Foreign currency assets and liabilities

As of the balance sheet date, assets denominated in foreign currency amounted to EUR 4,431 million (2016: EUR 4,808 million), and liabilities denominated in foreign currency stood at EUR 49,970 million (2016: EUR 52,650 million).

(29)       Contingent liabilities

The contingent liabilities of EUR 1 million (2016: EUR 1 million) generally result from deficiency guarantees. Rentenbank entered into deficiency guarantees with respect to capital market loans granted at a reduced rate of interest for which the federal government has provided counter-guarantees. We do not expect these guarantees to be called upon.

(30)       Other commitments

Other commitments consist of irrevocable loan commitments of EUR 956 million (2016: EUR 990 million) in the special promotional loan business.

The irrevocable loan commitments result from loan commitments where Rentenbank has made a binding commitment to its customers, thus resulting in a potential credit risk for the bank. Based on experience from previous years, Rentenbank expects that drawdowns on these irrevocable loan commitments will be made almost entirely in 2018.

(31)       Cover calculation

The outstanding liabilities requiring cover include only registered bonds of EUR 19 million (2016: EUR 22 million). An amount of EUR 43 million (2016: EUR 97 million) of loans and advances to banks is designated to cover debt securities issued.

Notes to the income statement

Expenses and income do not include any significant amounts relating to prior years.

(32)       Interest income

Interest income from cash collateral provided as well as from lending and money market transactions is reported net of negative interest of EUR 31.6 million (i.e. reducing income by this amount). Interest income includes the pro rata temporis utilization of the corresponding provisions of EUR 85.1 million, used for the interest rate reduction granted for special promotional loans (2016: EUR 83.6 million).

(33)       Interest expense

Interest expense is reported net of positive interest of EUR 4.0 million from money market liabilities and cash collateral received (i.e. reducing expenses by this amount).

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Interest expense for the provisions for the interest rate reduction granted for special promotional loans amounted to EUR 74.9 million in 2017 (2016: EUR 82.9 million). In addition, interest expense includes effects of EUR 10.4 million from the compounding of these provisions (2016: EUR 12.3 million).

(34)       Other operating income

Disclosures on the most important items pursuant to Section 35 (1) No. 4 RechKredV:

Item 6: Other operating income	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Rental income from residential buildings and real estate	2	2
Income from reversals of provisions	1	0
Capitalization of project collaboration of internal employees	1	0
Other refunds	1	1
Income from the early repurchase of the bank's own issue	-	5

Other operating income includes currency translation gains of EUR 0.7 thousand (2016: EUR 8.6 thousand). These currency translation gains result exclusively from the currency translation of balances on current accounts in foreign countries.

(35)       Other operating expenses

Disclosures on the most important items pursuant to Section 35 (1) No. 4 RechKredV:

Item 9: Other operating expenses	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million
Interest expense from the valuation of pension provisions	9	2
Grants for the Research on Agricultural Innovation program	4	3
Additions to promotional contribution	1	0
Canteen expenses	1	1
Additions to provision for pending litigation	0	2

Other operating expenses include currency translation losses of EUR 7.0 thousand (2016: EUR 33.1 thousand). These currency translation losses result exclusively from the currency translation of balances on current accounts in foreign countries.

Other disclosures

(36)       Derivative financial instruments

Derivatives are only used as hedging instruments for existing or expected market risks. The volume of the transactions is capped by counterparty-specific and product-specific limits and is continuously monitored within the framework of our risk management.

Derivative transactions

The notional amount of the derivative transactions totaled EUR 159,220 million as of December 31, 2017 (2016: EUR 161,576 million).

The following table shows the derivatives not accounted for at fair value in accordance with Section 285 No. 19 HGB (netting and collateral agreements have not been taken into account):

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Derivatives in the banking book to hedge	Notional amounts		Fair values positive	Fair values negative
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2017
	€ million	€ million	€ million	€ million
Interest rate risks
Interest rate swaps	104,115	103,758	1,176	4,702
- Of which termination and conversion rights embedded in swaps	1,025	1,149	34	11
Swaptions
- Sales	958	958	-	2
Total exposure to interest rate risks	105,073	104,716	1,176	4,704
Currency risks
Cross-currency swaps	43,192	50,964	1,389	3,005
- Of which currency options embedded in swaps	44	49	3	-
FX swaps	10,955	5,896	10	180
Total exposure to currency risks	54,147	56,860	1,399	3,185
Total exposure to interest rate and currency risks	159,220	161,576	2,575	7,889

The following table presents a breakdown of the derivative transactions by residual maturity:

Derivatives in the banking book	Notional amounts		Notional amounts
	Interest rate risks		Currency risks
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
	€ million	€ million	€ million	€ million
- up to 3 months	3,624	4,908	9,042	8,637
- more than 3 months to 1 year	10,729	10,802	7,724	7,313
- more than 1 year to 5 years	48,348	51,132	20,821	24,692
- more than 5 years	42,372	37,874	16,560	16,218
Total	105,073	104,716	54,147	56,860

The table below provides a breakdown of the derivative transactions by counterparty:

Derivatives in the banking book	Notional amounts		Fair values positive	Fair values negative
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2017
	€ million	€ million	€ million	€ million
Banks in OECD countries	147,013	150,889	2,459	7,157
Other counterparties in OECD countries	11,895	10,687	116	711
Banks in non-OECD countries	312	-	-	21
Total	159,220	161,576	2,575	7,889

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(37)       Disclosures on valuation units pursuant to Section 285 No. 23 HGB

The following table provides an overview of the hedged items in valuation units as of the balance sheet date:

Balance sheet item	Carrying amount in EUR million		Hedged risk
	2017	2016
Bonds and other fixed-income securities	4,388	4,176	Currency
Liabilities to customers	163	136	Currency
Securitized liabilities	51,219	48,473	Currency
Subordinated liabilities	156	332	Currency

(38)       Remuneration of the Board of Managing Directors and the Board of

Supervisory Directors

In the fiscal year 2017, the total remuneration paid to the members of the Board of Managing Directors of Rentenbank in accordance with Section 285 No. 9b HGB amounted to EUR 1,817 thousand (2016: EUR 2,282 thousand). The following remuneration was paid to the individual members of the Board of Managing Directors in the fiscal year 2017:

Breakdown	Fixed remuneration	Variable remuneration*	Other remuneration	Total
	€ thousand	€ thousand	€ thousand	€ thousand
Hans Bernhardt	715	27	41	783
Dr. Horst Reinhardt	715	27	27	769
Imke Ettori**	-	-	265	265
Board of Managing Directors, total	1,430	54	333	1,817

*) Pro rata variable remuneration for the fiscal year 2015

**) Stepped down from the Board of Managing Directors on September 30, 2016

As of December 31, 2017, provisions for pension obligations to the former members of the Board of Managing Directors and their surviving dependents totaled EUR 14,946 thousand (2016: EUR 15,017 thousand). Current benefit payments amounted to EUR 1,258 thousand (2016: EUR 1,253 thousand).

In accordance with the remuneration regulations, the Chairman of the Board of Supervisory Directors receives an annual basic remuneration of EUR 30 thousand, his Deputy Chairman EUR 20 thousand, and all other members of the Board of Supervisory Directors EUR 10 thousand each. In addition, the members of the Supervisory Board who are members of a committee receive remuneration of EUR 2 thousand and members who chair a committee EUR 4 thousand. The total remuneration of the Board of Supervisory Directors in the year under review amounted to EUR 290 thousand (2016: EUR 283 thousand, including VAT).

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The following table shows the individual remuneration (excluding VAT):

	Membership		Remuneration
	2017	2016	2017	2016
			EUR thousand	EUR thousand
Joachim Rukwied	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	42.0	42.0
Christian Schmidt1	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	22.0	22.0
Udo Folgart	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	14.0	14.0
Bernhard Krüsken	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	16.0	15.5
Michael Reuther	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	14.0	14.0
Dr. Caroline Toffel	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	14.0	14.0
Werner Hilse	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.0	12.0
Manfred Nüssel	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.0	12.0
Harald Schaum	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.0	12.0
Brigitte Scherb	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.0	12.0
Dr. Marcus Pleyer	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	16.0	14.5
Werner Schwarz	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	10.0	10.0
Dr. Rolf Bösinger	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	10.0	10.0
Birgit Keller	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	10.0	10.0
Peter Hauk	Jan. 1 - Dec. 31	May 12 - Dec. 31	10.0	6.3
Dr. Werner Hildenbrand	Feb. 2 - Dec. 31	-	9.2	-
Dr. Hermann Onko Aeikens	Mar. 20 - Dec. 31	-	12.4	-
Dr. Birgit Roos	Apr. 6 - Dec. 31	-	9.0	-
Wolfgang Reimer	-	Jan. 1 - May 2	-	3.3
Georg Fahrenschon	-	Jan. 1 - June 30	-	7.0
Konrad Weiterer	-	Jan. 1 - Aug. 24	-	6.7
Dr. Robert Kloos	-	Jan. 1 - Dec. 31	-	14.0
Total remuneration			256.6	251.3

1) Direct donations to Bundesverband “Deutsche Tafel e.V.,” “Trägerverein Jüdisches Museum Franken e.V.” and “Rumänienhilfe Markt Nordheim e.V.”

(39)       Average number of employees pursuant to Section 267 (5) HGB

Employees	2017			2016
	Male	Female	Total	Male	Female	Total
Full-time employees	149	79	228	141	80	221
Part-time employees	8	49	57	9	48	57
Total	157	128	285	150	128	278

Overall, Rentenbank employed 128 (2016: 128) female employees and 157 (2016: 150) male employees on average in 2017 (including full-time and part-time employees, employees on parental leave and similar, but excluding trainees and interns).

(40)       Country-by-country reporting pursuant to Section 26a (1) sentence 2 KWG

Rentenbank does not prepare consolidated financial statements under German commercial law. The regulatory group forms the basis for country-by-country reporting.

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Name and nature of activities

Landwirtschaftliche Rentenbank, a credit institution, and the subsidiaries included in the group, as financial institutions, all with their registered offices in Frankfurt am Main, Germany, do not have branch offices. Therefore, all the disclosures provided in the annual financial statements in accordance with Section 26a (1) sentence 2 KWG relate solely to Germany.

Turnover

Turnover is defined as the total of the following income statement items at group level:

-	Net interest income
-	Current income from shares and other variable-yield securities, participations
-	Net fee and commission income
-	Other operating income/expenses
-	Income from reversals of write-downs of participations, investments in affiliated companies and securities held as fixed assets (only realized income)

The turnover determined using this method amounted to EUR 322.0 million in the fiscal year 2017.

Since the combined revenues of the two subsidiaries LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (DSV) account for less than 1% of the operating profit before consolidation, their revenues are not presented separately due to immateriality.

Number of employees

The number of employees is stated on an average full-time equivalent basis pursuant to Section 267 (5) HGB.

Rentenbank employed 285 employees on average in 2017, of whom 228 were full-time employees. The two subsidiaries LRB and DSV have no employees of their own.

Profit before tax and tax on profit or loss

Profit before tax for the fiscal year 2017 amounted to EUR 61.8 million, tax on profit or loss amounted to EUR 1.2 million.

Public subsidies

The Federal Republic of Germany has an institutional liability (Anstaltslast) and has issued a guarantee for the liabilities of Rentenbank (refinancing guarantee). Rentenbank has not received public subsidies.

Return on assets

In accordance with Section 26a (1) sentence 4 KWG, the return on assets is calculated on the basis of the regulatory group as the ratio of net income after tax of EUR 60.6 million and total assets of EUR 90.6 billion. It was 0.07% as of December 31, 2017.

(41)       Participations pursuant to Section 285 No. 11 and Section 340a (4) No. 2 HGB

In accordance with Section 286 (3) sentence 1 No. 1 HGB, we did not provide a list of participations pursuant to Section 285 No. 11 HGB due to their minor significance for the assessment of the bank's net assets, financial position, and results of operations.

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Pursuant to Section 340a (4) No. 2 HGB, the participations in large corporations, where the participation exceeds 5% of the voting rights, are shown below:

-	Niedersächsische Landgesellschaft mbH, Hanover

(42)       Other commitments

As long as Rentenbank holds 100% of the shares in LR Beteiligungsgesellschaft mbH, Rentenbank has committed itself in a letter of comfort to provide financial resources to LR Beteiligungsgesellschaft mbH, enabling it to fulfill its obligations at all times when due.

(43)       Auditors' fees pursuant to Section 285 No. 17 HGB

In connection with the first-time application of the amended statement IDW RS HFA 36, the prior-year figures were adjusted accordingly. Rentenbank's auditors' fees are as follows:

Breakdown	Dec. 31, 2017	Dec. 31, 2016
	€ thousand	€ thousand
Audit services	482.2	431.1
Other certification services	66.9	82.9
Other services	232.0	243.9
Total	781.1	757.9

(44)       Events after the reporting date pursuant to Section 285 No. 33 HGB

There were no significant events occurring after the end of the fiscal year that would affect the bank’s income statement or balance sheet.

(45)       Proposal for the appropriation of profit pursuant to Section 285 No. 34 HGB

The preparation of the annual financial statements for the fiscal year 2017 with respect to profit appropriation is subject to the approval of the Supervisory Board.

The proposal for the 2017 appropriation of net income and profit presents the following resolutions:

•	Of the net income of EUR 61,000,000 reported in the income statement, EUR 45,750,000 is allocated to the principal reserve (Hauptrücklage) pursuant to Section 2 (2) of Rentenbank’s Governing Law.
•	With respect to the remaining distributable profit of EUR 15,250,000, EUR 7,625,000 is provided for the Special Purpose Fund of the Federal Republic and EUR 7,625,000 for the Promotional Fund.
•	In addition, in accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5% of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, EUR 125,000 is removed from the guarantee reserve and the principal reserve is increased by the same amount.
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(46)       Disclosure of mandates held pursuant to Section 340a (4) No. 1 HGB

In accordance with Section 340a (4) No. 1 HGB, mandates held by statutory representatives or other employees of Rentenbank in supervisory bodies to be formed by law of large corporations (Section 267 (3) HGB) are shown below:

Dr. Horst Reinhardt                              VR-LEASING AG, Eschborn

(Member of the Supervisory Board)

The Declaration of Conformity with the German Public Corporate Governance Code by the Board of Managing Directors and the Board of Supervisory Directors is publicly available on Rentenbank’s website.

The annual financial statements and the management report are available on Rentenbank's website as well as in the electronic Federal Gazette (Bundesanzeiger). They may also be obtained at the registered office of Rentenbank.

Members of the Board of Managing Directors and the Board of Supervisory Directors

Board of Managing Directors	Dr. Horst Reinhardt (Speaker), Dipl.-Volkswirt, MBA Hans Bernhardt, Dipl.-Kaufmann

Board of Supervisory Directors

Chairman: Joachim Rukwied President of the German Farmers’ Association (DBV), Berlin	Deputy Chairman: Christian Schmidt, Member of the German Bundestag, Federal Minister of Food and Agriculture, Minister of Transport and Digital Infrastructure, Berlin

Representatives of the German Farmers’ Association (DBV):

Udo Folgart Honorary President of the Farmers’ Association of Brandenburg Teltow/Ruhlsdorf	Brigitte Scherb President of the German Rural Women’s Association, Berlin
Werner Hilse President of the Farmers’ Association of Lower Saxony, Hanover	Werner Schwarz President of the Farmers’ Association of Schleswig-Holstein, Rendsburg
Bernhard Krüsken Secretary-General of the German Farmers’ Association, Berlin

Representative of the German Raiffeisen Association:

Manfred Nüssel Honorary President of the German Raiffeisen Association, Berlin

Representative of the Food Industry:

Dr. Werner Hildenbrand Deputy Chairman of the Federation of German Food and Drink Industries, Berlin (since February 2, 2017)

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State Ministers of Agriculture:

Hamburg:

Dr. Rolf Bösinger

State Council for Economy, Transport and Innovation, Hamburg

(until December 31, 2017)

Baden-Württemberg:

Peter Hauk
Minister of Rural Affairs and Consumer Protection, Stuttgart

(until December 31, 2017)

Thuringia: Birgit Keller Minister of Infrastructure and Agriculture, Erfurt (until December 31, 2017)

Representative of the Trade Unions:

Harald Schaum Deputy Federal Chairman of the Industrial Union Construction, Agriculture, Environment (IG BAU), Frankfurt am Main

Representative of the Federal Ministry of Food and Agriculture:

Dr. Hermann Onko Aeikens State Secretary, Berlin (since March 20, 2017)

Representatives of the Federal Ministry of Finance:

Dr. Marcus Pleyer Head of Directorate, Berlin

Representatives of credit institutions or other lending experts:

Dr. Birgit Roos Chairwoman of the Board of Managing Directors of Sparkasse Krefeld, Krefeld (since April 6, 2017)	Michael Reuther Member of the Board of Managing Directors of Commerzbank AG, Frankfurt am Main
Dr. Caroline Toffel Member of the Board of Managing Directors of Kieler Volksbank eG, Kiel

Frankfurt am Main, March 5, 2018

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt
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Responsibility Statement by the Board of Managing Directors

To the best of our knowledge, and in accordance with the applicable reporting principles, the annual financial statements give a true and fair view of the net assets, financial position, and results of operations of the bank, and the management report includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank.

Frankfurt am Main, March 5, 2018

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Dr. Horst Reinhardt	/s/ Hans Bernhardt

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This is an English translation of the German text, which is the sole authoritative version.

Independent Auditor's Report

Based on the results of our audit, we have issued the following unqualified audit opinion:

To Landwirtschaftliche Rentenbank, Frankfurt am Main

Report on the Audit of the Annual Financial Statements and of the Management Report

Opinions

We have audited the annual financial statements of Landwirtschaftliche Rentenbank, Frankfurt am Main, which comprise the balance sheet as at 31 December 2017, the income statement, the cash flow statement and the statement of changes in equity for the financial year from 1 January to 31 December 2017, and notes to the financial statements, including the recognition and measurement policies presented therein. In addition, we have audited the management report of Landwirtschaftliche Rentenbank for the financial year from 1 January to 31 December 2017.

In our opinion, on the basis of the knowledge obtained in the audit,

–	the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law applicable to banks and give a true and fair view of the assets, liabilities and financial position of the Company as at 31 December 2017 and of its financial performance for the financial year from 1 January to 31 December 2017 in compliance with German Legally Required Accounting Principles, and
–	the accompanying management report as a whole provides an appropriate view of the Company's position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development.

Pursuant to Section 322 (3) sentence 1 HGB [Handelsgesetzbuch: German Commercial Code], we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with Section 317 HGB and EU Audit Regulation No. 537/2014 (referred to subsequently as "EU Audit Regulation") and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the "Auditor's Responsibilities for the Audit of the Annual Financial Statements and of the Management Report" section of our auditor's report. We are independent of the Company in accordance with the requirements of European law and German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. In addition, in accordance with Article 10 (2) point (f) of the EU Audit Regulation, we declare that we have not provided non-audit services prohibited under Article 5 (1) of the EU Audit Regulation. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinions on the annual financial statements and on the management report.

Key Audit Matters in the Audit of the Annual Financial Statements

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the annual financial statements for the financial year from 1 January to 31 December 2017. These matters were addressed in the context of our audit of the annual financial statements as a whole, and in forming our opinion thereon, we do not provide a separate opinion on these matters.

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Identification and measurement of provisions for expected credit losses

For further information on the risk provisioning system, please refer to Section 4 'Risk provisions' of the notes to the financial statements as well as 'Counterparty credit risk' in the risk report section of the management report.

The Financial Statement Risk

As part of a change in methods for quantifying counterparty credit risk in the area of risk management, the probabilities of default and loss given default LGD used were adjusted in the reporting period. As these parameters were also taken into consideration for accounting purposes, a change in methods for the financial statements of Landwirtschaftliche Rentenbank was also necessary. Risk provisions for receivables from banks, receivables from customers and irrevocable loan commitments as at 31 December 2017 are as follows:

For its lending operations, Landwirtschaftliche Rentenbank has recognised general provisions for inherent credit losses as risk provisions for receivables from banks, receivables from customers and irrevocable loan commitments. In the income statement, EUR 16.0 million (net) was released from provisions for expected credit losses in financial year 2017. No specific provisions for imminent credit losses were recognised in financial year 2017.

General provisions for inherent credit losses are determined by categorising receivables from banks, receivables from customers and irrevocable loan commitments without any identifiable imminent credit losses in accordance with rating levels based on quantitative and qualitative criteria. They are calculated using the expected loss method. For this purpose, the bank uses annual probabilities of default in line with the applicable internal rating levels. Probabilities of default are derived from data published by credit rating agencies. Loss given default is determined for each business line.

To determine specific provisions for imminent credit losses, receivables and irrevocable loan commitments for which debt servicing capacity is likely no longer sustainable must first be identified. The specific provisions or provisions are then determined on a case-by-case basis based on estimated future cash flows, if applicable by taking into account expected proceeds from the sale of collateral.

Due to the change in methods, adherence to the principle of consistency pursuant to Section 252 (1) No. 6 HGB was one significant aspect of our audit. Furthermore, determination of the value-determining parameter 'loss given default' for the general provision was particularly relevant for our audit, as it was the main determinant for the release of general provisions. We also consider the identification of specific provisions fundamentally significant, because the bank has to make proper assumptions for the purpose of credit control as to whether borrowers will meet their payment obligations in full.

Our Audit Approach

Based on our risk assessment and evaluation of the risks of material misstatement, we used both control-based and substantive audit procedures for our audit opinion. We therefore performed the following audit procedures, among others:

In a first step, we gained a thorough understanding of the performance of the credit portfolio, the associated credit risks and the internal control system with regard to identifying, controlling, monitoring and evaluating credit risks associated with lending. To assess the appropriateness of the internal control system we conducted interviews and inspected the relevant documents. In addition, we verified the implementation and effectiveness of relevant controls designed to ensure the adequacy of the parameters relevant for general provisions and their correct allocation to the assessed credit volumes.

With regard to the bank's accounting policies, we assessed whether the change in methods to measure general provisions qualifies as a justified exception pursuant to Section 252 (2) HGB and a deviation from the principle of consistency is thereby permissible. In the course of our audit of risk management, we assessed the adequacy of methods for determining new parameters for probabilities of default and loss given default during the reporting period. In this regard, especially the loss given default determined in this manner was examined for its plausibility by our credit risk experts. We also examined the establishment of controls to ensure proper calculation of the general provision. In addition, we verified the bank's calculations for determining the general provision during our audit.

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We examined the establishment of controls for keeping borrower ratings up to date and accurate and ensuring that borrowers in default are identified. Based on deliberately selected individual cases, we verified that specific provisions for imminent credit losses were not necessary.

Our Observations

The change in methods to measure the general provision is a justified exception within the meaning of Section 252 (2) HGB, as deviation from the principle of consistency has a positive effect on providing a true and fair view of the bank's assets, liabilities, financial position and financial performance in accordance with generally accepted accounting principles. The probabilities of default and loss given default used after the change in methods to determine the general provision have been properly derived. Use of these parameters for general provisions and their calculation is appropriate. The controls established to identify the need to recognise specific provisions are appropriate and effective.

Other Information

Management is responsible for the other information. The other information comprises:

–	the remaining parts of the annual report, with the exception of the audited annual financial statements and management report and our auditor's report.
–	assurance pursuant to Section 264 (2) sentence 3 HGB regarding the financial statements and assurance pursuant to Section 289 (1) sentence 5 HGB regarding the management report.

Our opinions on the annual financial statements and on the management report do not cover the other information, and consequently we do not express an opinion or any other form of assurance conclusion thereon.

In connection with our audit, our responsibility is to read the other information and, in so doing, to consider whether the other information

–	is materially inconsistent with the annual financial statements, with the management report or our knowledge obtained in the audit, or
–	otherwise appears to be materially misstated.

Responsibilities of Management and the Supervisory Board for the Annual Financial Statements and the Management Report

Management is responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law applicable to banks, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, management is responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the annual financial statements, management is responsible for assessing the Company's ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, management is responsible for the preparation of the management report that as a whole provides an appropriate view of the Company's position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, management is responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

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The supervisory board is responsible for overseeing the Company's financial reporting process for the preparation of the annual financial statements and of the management report.

Auditor's Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company's position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor's report that includes our opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Section 317 HGB and the EU Audit Regulation and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgement and maintain professional scepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
–	Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures (systems) relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these systems.
–	Evaluate the appropriateness of accounting policies used by management and the reasonableness of estimates made by management and related disclosures.
–	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor's report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.
–	Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.
–	Evaluate the consistency of the management report with the annual financial statements, its conformity with [German] law, and the view of the Company's position it provides.
–	Perform audit procedures on the prospective information presented by management in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by management as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these
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assumptions. We do not express a separate opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with the relevant independence requirements, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the annual financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Other Legal and Regulatory Requirements

Further Information pursuant to Article 10 of the EU Audit Regulation

We were elected as auditor by supervisory board resolution on 6 April 2017. We were engaged by the Supervisory Board on 23 May 2017. We have been the auditor of Landwirtschaftliche Rentenbank without interruption since financial year 2011.

We declare that the opinions expressed in this auditor's report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (long-form audit report).

In addition to the financial statement audit, we have provided the following services that are not disclosed in the annual financial statements or in the management report:

–	Project-based audit of the project to introduce SAP (audit service)
–	Issuing comfort letters and other assurance services in this context
–	Audit of the use of credit claims to collateralise central bank loans (credit claims – submission and administration)
–	Sign-off report for the Single Resolution Fund (SRF) reporting form for the annual contribution (bank levy)
–	Analysis of costs, benefits, opportunities and risks with a view to discontinuing IFRS consolidated financial reporting
–	Expert opinion on potential exemption from the obligation to prepare consolidated financial statements
–	Quality assurance during the update of the recovery plan
–	Quality assurance during the ECB IRRBB stress test 2017
–	Quality assurance with regard to general matters in connection with banking supervisory issues
95

German Public Auditor Responsible for the Engagement

The German Public Auditor responsible for the engagement is Hartmut Bernhard.

Frankfurt am Main, 5 March 2018

KPMG AG

Wirtschaftsprüfungsgesellschaft

/s/ Bernhard                                /s/ Muller

Wirtschaftsprüfer                      Wirtschaftsprüfer

[German Public Auditors]         [German Public Auditors]

96

Report of the Board of Supervisory Directors

The Board of Supervisory Directors and its committees performed the duties delegated to them in accordance with Rentenbank’s Governing Law, its statutes, and corporate governance principles, and advised and supervised the Board of Managing Directors in its orderly conduct of business throughout the fiscal year.

The annual financial statements as well as the management report were prepared by the Board of Managing Directors in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch, HGB) as of December 31, 2017 and were audited by the auditors KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, who issued an unqualified audit opinion. The findings of the audit were noted with approval by the Board of Supervisory Directors.

The Board of Supervisory Directors reviewed the annual financial statements, including the management report and the annual report 2017 of Landwirtschaftliche Rentenbank. The Board of Supervisory Directors adopts the bank's annual financial statements including the management report for the fiscal year 2017.

In accordance with the regulation that the guarantee reserve (Deckungsrücklage) may not exceed 5 % of the amount of the outstanding covered bonds pursuant to Section 2 (3) of Rentenbank’s Governing Law, the Board of Supervisory Directors resolved to remove EUR 125,000 from the guarantee reserve and to increase the principal reserve (Hauptrücklage) by the same amount.

Of the net income of EUR 61,000,000 reported in the income statement, EUR 45,750,000 is allocated to the principal reserve pursuant to Section 2 (2) of Rentenbank’s Governing Law.

With respect to the remaining distributable profit of EUR 15,250,000, the Board of Supervisory Directors resolved to allocate EUR 7,625,000 to the Special Purpose Fund of the German Federal Government and EUR 7,625,000 to the Promotional Fund.

The Board of Supervisory Directors has satisfied itself that the Board of Managing Directors and the Board of Supervisory Directors have complied with the German Public Corporate Governance Code (PCGK) as amended on June 30, 2009. The Board of Supervisory Directors will continuously monitor compliance with and the implementation of the Code. The Board of Supervisory Directors approves the Corporate Governance Report, including the Declaration of Conformity.

Frankfurt am Main, March 21, 2018

THE BOARD OF SUPERVISORY DIRECTORS OF

LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Joachim Rukwied

(Chairman)

97

SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

The following table sets forth information concerning Rentenbank’s outstanding bonds and notes as of December 31, 2017, with an initial maturity of more than one year and issued in the capital markets.

Currency/ISIN	Coupon Type/ Number of Issues	Interest Rate per annum in % (1)	Year of Maturity	Principal Amount Outstanding in Currency	Principal Amount Outstanding in EUR (2)
Euro
XF0029212325	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212333	fixed	4.53	2018	10,000,000.00	10,000,000.00
XF0029212341	fixed	4.49	2018	10,000,000.00	10,000,000.00
XF0029212697	fixed	3.95	2019	30,000,000.00	30,000,000.00
XF0029600974	fixed	2.36	2018	50,000,000.00	50,000,000.00
XF0029600198	fixed	4.23	2025	25,000,000.00	25,000,000.00
XF0029600776	fixed	4.29	2021	5,000,000.00	5,000,000.00
XF0029600990	fixed	2.07	2024	50,000,000.00	50,000,000.00
XF0029601006	fixed	2.02	2024	100,000,000.00	100,000,000.00
XF0029601014	fixed	2.00	2025	50,000,000.00	50,000,000.00
XF0029212440	fixed	4.01	2018	1,000,000.00	1,000,000.00
XF0029601022	fixed	2.05	2026	50,000,000.00	50,000,000.00
XF0029600289	fixed	4.10	2023	5,000,000.00	5,000,000.00
XF0029500414	fixed	0.33	2021	200,000,000.00	200,000,000.00
XF0029212572	fixed	4.02	2018	100,000,000.00	100,000,000.00
XF0029500422	fixed	0.40	2023	400,000,000.00	400,000,000.00
XF0029212705	fixed	3.71	2018	5,000,000.00	5,000,000.00
XF0029212697	fixed	3.95	2019	10,000,000.00	10,000,000.00
XF0029212580	fixed	4.12	2019	100,000,000.00	100,000,000.00
XF0029212440	fixed	4.01	2018	9,000,000.00	9,000,000.00
XF0029600768	fixed	4.21	2020	100,000,000.00	100,000,000.00
XF0029600768	fixed	4.21	2020	10,000,000.00	10,000,000.00
XF0029600768	fixed	4.21	2020	10,000,000.00	10,000,000.00
XF0029600776	fixed	4.29	2021	100,000,000.00	100,000,000.00
XF0029500430	fixed	0.16	2025	500,000,000.00	500,000,000.00
XF0029212788	fixed	0.68	2018	5,000,000.00	5,000,000.00
XF0029212812	fixed	0.24	2025	10,000,000.00	10,000,000.00
XF0029212580	fixed	4.12	2019	25,000,000.00	25,000,000.00
XF0029212259	fixed	4.90	2019	5,000,000.00	5,000,000.00
XF0029212317	fixed	4.35	2018	10,000,000.00	10,000,000.00
XF0029212317	fixed	4.35	2018	10,000,000.00	10,000,000.00
XF0029212317	fixed	4.35	2018	1,000,000.00	1,000,000.00
XF0029212358	fixed	4.80	2018	1,000,000.00	1,000,000.00
XF0029212259	fixed	4.90	2019	5,000,000.00	5,000,000.00
XF0029212366	fixed	4.41	2018	8,000,000.00	8,000,000.00
XF0029212366	fixed	4.41	2018	1,300,000.00	1,300,000.00
XF0029212366	fixed	4.41	2018	300,000.00	300,000.00
XF0029212374	fixed	4.41	2018	3,400,000.00	3,400,000.00
XF0029600016	fixed	4.31	2019	5,000,000.00	5,000,000.00
XF0029600040	fixed	4.51	2028	20,000,000.00	20,000,000.00
XF0029600107	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600081	fixed	4.55	2023	10,000,000.00	10,000,000.00
XF0029600065	fixed	4.49	2028	20,000,000.00	20,000,000.00
XF0029600123	fixed	4.53	2023	10,000,000.00	10,000,000.00
XF0029600123	fixed	4.53	2023	10,000,000.00	10,000,000.00
XF0029600123	fixed	4.53	2023	300,000.00	300,000.00
XF0029600149	fixed	4.41	2028	2,000,000.00	2,000,000.00
XF0029600149	fixed	4.41	2028	1,000,000.00	1,000,000.00
XF0029600131	fixed	4.40	2019	50,000.00	50,000.00
XF0029212382	fixed	4.12	2018	2,200,000.00	2,200,000.00
XF0029212382	fixed	4.12	2018	13,000,000.00	13,000,000.00
XF0029212408	fixed	4.15	2018	500,000.00	500,000.00
XF0029600198	fixed	4.23	2025	1,000,000.00	1,000,000.00
XF0029600156	fixed	4.51	2024	30,000,000.00	30,000,000.00
XF0029600156	fixed	4.51	2024	15,000,000.00	15,000,000.00
XF0029600156	fixed	4.51	2024	10,000,000.00	10,000,000.00
XF0029600156	fixed	4.51	2024	700,000.00	700,000.00
XF0029600164	fixed	4.39	2020	2,500,000.00	2,500,000.00
XF0029212390	fixed	4.15	2018	5,500,000.00	5,500,000.00
XF0029600164	fixed	4.39	2020	250,000.00	250,000.00
XF0029600180	fixed	4.38	2023	30,000,000.00	30,000,000.00
XF0029600149	fixed	4.41	2028	20,000,000.00	20,000,000.00
XF0029600149	fixed	4.41	2028	20,000,000.00	20,000,000.00
XF0029600115	fixed	4.47	2028	20,000,000.00	20,000,000.00
XF0029600115	fixed	4.47	2028	20,000,000.00	20,000,000.00
XF0029600222	fixed	4.00	2023	5,000,000.00	5,000,000.00
XF0029600222	fixed	4.00	2023	50,000,000.00	50,000,000.00
XF0029600214	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029600230	fixed	4.42	2028	20,000,000.00	20,000,000.00
XF0029212416	fixed	3.75	2018	2,000,000.00	2,000,000.00
XF0029600305	fixed	4.45	2028	2,000,000.00	2,000,000.00
XF0029600305	fixed	4.45	2028	10,000,000.00	10,000,000.00
XF0029600305	fixed	4.45	2028	3,000,000.00	3,000,000.00
XF0029600271	zero	0.00	2028	48,697,956.65	48,697,956.65
XF0029600321	fixed	4.19	2023	10,000,000.00	10,000,000.00
XF0029212432	fixed	4.02	2018	10,000,000.00	10,000,000.00
XF0029600313	fixed	4.43	2028	20,000,000.00	20,000,000.00
XF0029600255	fixed	4.18	2028	5,000,000.00	5,000,000.00
98

XF0029600255	fixed	4.18	2028	25,000,000.00	25,000,000.00
XF0029600388	fixed	3.87	2019	8,000,000.00	8,000,000.00
XF0029600297	fixed	4.05	2023	10,000,000.00	10,000,000.00
XF0029212457	fixed	3.90	2018	3,000,000.00	3,000,000.00
XF0029600370	fixed	4.00	2027	50,000,000.00	50,000,000.00
XF0029600370	fixed	4.00	2027	15,000,000.00	15,000,000.00
XF0029600297	fixed	4.05	2023	25,000,000.00	25,000,000.00
XF0029600297	fixed	4.05	2023	1,000,000.00	1,000,000.00
XF0029600099	fixed	4.55	2024	10,000,000.00	10,000,000.00
XF0029600347	fixed	3.82	2018	20,000,000.00	20,000,000.00
XF0029600347	fixed	3.82	2018	2,500,000.00	2,500,000.00
XF0029600347	fixed	3.82	2018	8,000,000.00	8,000,000.00
XF0029600396	fixed	4.23	2025	5,000,000.00	5,000,000.00
XF0029600396	fixed	4.23	2025	2,000,000.00	2,000,000.00
XF0029600057	fixed	4.58	2024	20,000,000.00	20,000,000.00
XF0029600404	fixed	4.23	2025	25,000,000.00	25,000,000.00
XF0029600404	fixed	4.23	2025	10,000,000.00	10,000,000.00
XF0029600354	fixed	3.87	2018	6,000,000.00	6,000,000.00
XF0029600412	fixed	4.20	2025	50,000,000.00	50,000,000.00
XF0029600412	fixed	4.20	2025	250,000.00	250,000.00
XF0029600412	fixed	4.20	2025	5,000,000.00	5,000,000.00
XF0029600446	fixed	4.20	2024	15,000,000.00	15,000,000.00
XF0029600446	fixed	4.20	2024	5,000,000.00	5,000,000.00
XF0029600453	fixed	3.94	2019	30,000,000.00	30,000,000.00
XF0029212465	fixed	3.78	2019	10,000,000.00	10,000,000.00
XF0029600263	fixed	4.04	2023	10,000,000.00	10,000,000.00
XF0029600263	fixed	4.04	2023	2,000,000.00	2,000,000.00
XF0029600438	fixed	4.38	2029	50,000,000.00	50,000,000.00
XF0029600438	fixed	4.38	2029	1,000,000.00	1,000,000.00
XF0029600297	fixed	4.05	2023	5,000,000.00	5,000,000.00
XF0029600172	fixed	4.48	2024	15,000,000.00	15,000,000.00
XF0029600032	fixed	4.48	2024	20,000,000.00	20,000,000.00
XF0029600461	fixed	4.32	2028	5,000,000.00	5,000,000.00
XF0029600479	zero	0.00	2029	77,799,145.75	77,799,145.75
XF0029600487	fixed	4.10	2019	10,000,000.00	10,000,000.00
XF0029600503	fixed	3.83	2020	1,000,000.00	1,000,000.00
XF0029600511	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600529	zero	0.00	2029	61,574,947.55	61,574,947.55
XF0029600529	zero	0.00	2029	61,574,947.55	61,574,947.55
XF0029600529	zero	0.00	2029	7,388,993.71	7,388,993.71
XF0029600529	zero	0.00	2029	4,925,995.80	4,925,995.80
XF0029600529	zero	0.00	2029	4,925,995.80	4,925,995.80
XF0029600073	fixed	4.53	2024	40,000,000.00	40,000,000.00
XF0029600552	fixed	3.84	2019	5,000,000.00	5,000,000.00
XF0029600560	fixed	4.43	2029	2,000,000.00	2,000,000.00
XF0029600560	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600628	fixed	4.09	2021	20,000,000.00	20,000,000.00
XF0029600636	fixed	4.13	2022	20,000,000.00	20,000,000.00
XF0029600610	fixed	4.33	2024	5,000,000.00	5,000,000.00
XF0029600644	fixed	4.61	2029	10,000,000.00	10,000,000.00
XF0029600651	fixed	4.10	2020	1,000,000.00	1,000,000.00
XF0029600651	fixed	4.10	2020	10,000,000.00	10,000,000.00
XF0029600685	fixed	4.13	2021	4,000,000.00	4,000,000.00
XF0029600685	fixed	4.13	2021	1,000,000.00	1,000,000.00
XF0029600685	fixed	4.13	2021	1,000,000.00	1,000,000.00
XF0029600677	zero	0.00	2029	25,933,048.58	25,933,048.58
XF0029600693	fixed	4.54	2030	10,000,000.00	10,000,000.00
XF0029600545	fixed	4.40	2029	20,000,000.00	20,000,000.00
XF0029600545	fixed	4.40	2029	20,000,000.00	20,000,000.00
XF0029600206	fixed	4.24	2024	10,000,000.00	10,000,000.00
XF0029600669	fixed	4.43	2024	5,000,000.00	5,000,000.00
XF0029115338	floating	0.00	2027	19,290,123.46	19,290,123.46
XF0029600560	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600560	fixed	4.43	2029	20,000,000.00	20,000,000.00
XF0029600727	fixed	4.01	2019	10,000,000.00	10,000,000.00
XF0029600727	fixed	4.01	2019	3,000,000.00	3,000,000.00
XF0029600719	fixed	4.37	2024	10,000,000.00	10,000,000.00
XF0029600735	fixed	4.13	2019	2,000,000.00	2,000,000.00
XF0029600750	fixed	4.04	2019	5,000,000.00	5,000,000.00
XF0029600586	fixed	4.56	2029	20,000,000.00	20,000,000.00
XF0029600248	fixed	3.91	2028	20,000,000.00	20,000,000.00
XF0029212549	fixed	4.04	2019	6,000,000.00	6,000,000.00
XF0029600776	fixed	4.29	2021	25,000,000.00	25,000,000.00
XF0029600792	fixed	4.02	2019	50,000,000.00	50,000,000.00
XF0029600792	fixed	4.02	2019	20,000,000.00	20,000,000.00
XF0029600792	fixed	4.02	2019	20,000,000.00	20,000,000.00
XF0029212598	fixed	4.16	2024	2,000,000.00	2,000,000.00
XF0029600834	fixed	4.15	2026	5,000,000.00	5,000,000.00
XF0029600024	fixed	4.48	2024	25,000,000.00	25,000,000.00
XF0029600248	fixed	3.91	2028	30,000,000.00	30,000,000.00
XF0029600826	fixed	4.50	2029	15,000,000.00	15,000,000.00
XF0029600826	fixed	4.50	2029	15,000,000.00	15,000,000.00
XF0029600842	fixed	4.00	2019	5,000,000.00	5,000,000.00
XF0029212630	fixed	4.06	2019	10,000,000.00	10,000,000.00
XF0029212630	fixed	4.06	2019	4,000,000.00	4,000,000.00
XF0029212630	fixed	4.06	2019	1,500,000.00	1,500,000.00
XF0029600743	zero	0.00	2029	23,887,400.24	23,887,400.24
XF0029600743	zero	0.00	2029	21,498,660.22	21,498,660.22
XF0029600743	zero	0.00	2029	2,388,740.02	2,388,740.02
XF0029212614	fixed	4.04	2019	3,000,000.00	3,000,000.00
XF0029212614	fixed	4.04	2019	5,000,000.00	5,000,000.00
XF0029600875	zero	0.00	2027	19,807,946.77	19,807,946.77
99

XF0029600875	zero	0.00	2027	1,100,441.49	1,100,441.49
XF0029600875	zero	0.00	2027	23,109,271.22	23,109,271.22
XF0029212648	fixed	4.12	2019	20,000,000.00	20,000,000.00
XF0029600172	fixed	4.48	2024	10,000,000.00	10,000,000.00
XF0029600800	fixed	3.73	2019	5,000,000.00	5,000,000.00
XF0029212697	fixed	3.95	2019	5,000,000.00	5,000,000.00
XF0029212697	fixed	3.95	2019	5,000,000.00	5,000,000.00
XF0029212697	fixed	3.95	2019	3,000,000.00	3,000,000.00
XF0029212697	fixed	3.95	2019	42,000,000.00	42,000,000.00
XF0029600586	fixed	4.56	2029	20,000,000.00	20,000,000.00
XF0029600818	zero	0.00	2026	51,058,182.99	51,058,182.99
XF0029600818	zero	0.00	2026	4,084,654.64	4,084,654.64
XF0029600818	zero	0.00	2026	5,105,818.30	5,105,818.30
XF0029600818	zero	0.00	2026	3,063,490.98	3,063,490.98
XF0029600818	zero	0.00	2026	4,084,654.64	4,084,654.64
XF0029600818	zero	0.00	2026	14,296,291.24	14,296,291.24
XF0029212515	fixed	4.00	2019	20,000,000.00	20,000,000.00
XF0029600784	fixed	4.08	2020	10,000,000.00	10,000,000.00
XF0029600909	fixed	4.10	2031	20,000,000.00	20,000,000.00
XF0029600917	zero	0.00	2041	75,771,322.69	75,771,322.69
XF0029600925	fixed	3.91	2026	25,000,000.00	25,000,000.00
XF0029600933	zero	0.00	2031	190,000,000.00	190,000,000.00
XF0029600933	zero	0.00	2031	100,000,000.00	100,000,000.00
XF0029600933	zero	0.00	2031	100,000,000.00	100,000,000.00
XF0029600933	zero	0.00	2031	100,000,000.00	100,000,000.00
XF0029600941	zero	0.00	2041	76,000,000.00	76,000,000.00
XF0029600933	zero	0.00	2031	10,000,000.00	10,000,000.00
XF0029600958	zero	0.00	2041	49,000,000.00	49,000,000.00
XF0029600966	zero	0.00	2041	160,000,000.00	160,000,000.00
XF0029600982	zero	0.00	2041	30,520,641.75	30,520,641.75
XF0029600941	zero	0.00	2041	152,000,000.00	152,000,000.00
XF0029212788	fixed	0.68	2018	1,000,000.00	1,000,000.00
XF0029212788	fixed	0.68	2018	2,000,000.00	2,000,000.00
XF0029212788	fixed	0.68	2018	5,000,000.00	5,000,000.00
XF0029600537	fixed	3.79	2019	5,000,000.00	5,000,000.00
XF0029600602	fixed	4.48	2031	15,000,000.00	15,000,000.00
XF0029600602	fixed	4.48	2031	5,000,000.00	5,000,000.00
XF0029600602	fixed	4.48	2031	5,000,000.00	5,000,000.00
XF0029212531	fixed	4.10	2019	20,000,000.00	20,000,000.00
XF0029212697	fixed	3.95	2019	5,000,000.00	5,000,000.00
XF0029600594	fixed	4.48	2031	20,000,000.00	20,000,000.00
XF0029212655	fixed	4.14	2019	9,000,000.00	9,000,000.00
XF0029212655	fixed	4.14	2019	10,000,000.00	10,000,000.00
XF0029600776	fixed	4.29	2021	10,000,000.00	10,000,000.00
XF0029600792	fixed	4.02	2019	10,000,000.00	10,000,000.00
XF0029601030	fixed	1.20	2035	45,000,000.00	45,000,000.00
XF0029601030	fixed	1.20	2035	1,000,000.00	1,000,000.00
XF0029601030	fixed	1.20	2035	1,000,000.00	1,000,000.00
XF0029601030	fixed	1.20	2035	1,000,000.00	1,000,000.00
XF0029601048	zero	0.00	2035	42,000,000.00	42,000,000.00
XF0029601055	zero	0.00	2045	19,379,868.40	19,379,868.40
XF0029601055	zero	0.00	2045	4,844,967.10	4,844,967.10
XF0029601063	zero	0.00	2045	19,097,519.00	19,097,519.00
XF0029601063	zero	0.00	2045	4,774,379.75	4,774,379.75
XF0029601089	zero	0.00	2041	16,000,000.00	16,000,000.00
XF0029600495	fixed	4.33	2025	5,000,000.00	5,000,000.00
XF0029601105	zero	0.00	2036	65,638,543.30	65,638,543.30
XF0029601097	zero	0.00	2036	63,302,185.47	63,302,185.47
XF0029601071	zero	0.00	2036	63,249,840.38	63,249,840.38
XF0029601071	zero	0.00	2036	2,749,993.06	2,749,993.06
XF0029601097	zero	0.00	2036	1,346,855.01	1,346,855.01
XF0029601097	zero	0.00	2036	1,346,855.01	1,346,855.01
XF0029601071	zero	0.00	2036	1,374,996.53	1,374,996.53
XF0029600396	fixed	4.23	2025	10,000,000.00	10,000,000.00
XF0029212804	fixed	0.38	2026	30,000,000.00	30,000,000.00
XF0029601121	zero	0.00	2036	31,735,859.00	31,735,859.00
XF0029601113	zero	0.00	2036	31,893,025.25	31,893,025.25
XF0029601139	zero	0.00	2036	30,504,751.00	30,504,751.00
XF0029601147	fixed	0.31	2031	15,000,000.00	15,000,000.00
XF0029601154	zero	0.00	2046	44,000,000.00	44,000,000.00
XF0029600297	fixed	4.05	2023	500,000.00	500,000.00
XF0029601162	zero	0.00	2036	33,538,928.25	33,538,928.25
XF0029601170	zero	0.00	2046	84,887,433.00	84,887,433.00
XF0029601188	zero	0.00	2046	84,737,436.10	84,737,436.10
XF0029212820	fixed	0.25	2025	10,000,000.00	10,000,000.00
XF0029601204	zero	0.00	2047	145,207,565.76	145,207,565.76
XF0029601212	zero	0.00	2047	1,815,094.57	1,815,094.57
XF0029601212	zero	0.00	2047	9,075,472.85	9,075,472.85
XF0029601220	zero	0.00	2047	18,247,278.60	18,247,278.60
DE0002942448	zero	0.00	2049	514,500.00	514,500.00
DE0002942463	floating	4.90	2020	50,000,000.00	50,000,000.00
XS0415796258	floating	0.13	2019	30,000,000.00	30,000,000.00
XS0422205152	floating	0.24	2019	10,000,000.00	10,000,000.00
XS0435946487	floating	0.08	2019	50,000,000.00	50,000,000.00
XS0597914273	fixed	3.13	2018	1,300,000,000.00	1,300,000,000.00
XS0614385218	fixed	1.20	2018	65,000,000.00	65,000,000.00
XS0641055230	floating	0.00	2018	750,000,000.00	750,000,000.00
XS0645748335	fixed	1.20	2018	61,000,000.00	61,000,000.00
XS0670798171	fixed	2.88	2021	1,250,000,000.00	1,250,000,000.00
XS0688421584	fixed	0.90	2018	32,000,000.00	32,000,000.00
XS0722549531	fixed	0.90	2018	70,000,000.00	70,000,000.00
XS0729900059	floating	0.00	2019	100,000,000.00	100,000,000.00
100

XS0730678801	floating	0.00	2019	1,000,000,000.00	1,000,000,000.00
XS0652914366	fixed	2.00	2019	750,000,000.00	750,000,000.00
XS0753491652	fixed	1.00	2018	35,000,000.00	35,000,000.00
XS0765435697	floating	0.00	2020	250,000,000.00	250,000,000.00
XS0770149002	fixed	1.00	2018	30,000,000.00	30,000,000.00
XS0770149697	fixed	1.00	2019	30,000,000.00	30,000,000.00
XS0780331004	fixed	1.88	2020	1,000,000,000.00	1,000,000,000.00
XS0792039124	zero	0.00	2018	11,000,000.00	11,000,000.00
XS0795453769	fixed	1.63	2019	800,000,000.00	800,000,000.00
XS0806470349	floating	0.00	2019	300,000,000.00	300,000,000.00
XS0875263724	floating	0.00	2020	1,100,000,000.00	1,100,000,000.00
XS0963399257	fixed	1.46	2020	50,000,000.00	50,000,000.00
XS0994797529	fixed	1.38	2020	1,250,000,000.00	1,250,000,000.00
XS1016363308	floating	0.00	2021	1,200,000,000.00	1,200,000,000.00
XS1055718875	fixed	1.79	2024	15,000,000.00	15,000,000.00
XS1058275048	floating	0.00	2019	25,000,000.00	25,000,000.00
XS1069776232	fixed	1.25	2022	1,250,000,000.00	1,250,000,000.00
XS1081416031	fixed	0.50	2019	10,000,000.00	10,000,000.00
XS1151583843	fixed	0.20	2020	10,000,000.00	10,000,000.00
XS1192872866	fixed	0.63	2030	1,500,000,000.00	1,500,000,000.00
XS1260094021	fixed	0.14	2020	200,000,000.00	200,000,000.00
XS1263983873	fixed	0.15	2020	100,000,000.00	100,000,000.00
XS1282903548	fixed	0.13	2021	150,000,000.00	150,000,000.00
XS1290249686	fixed	0.21	2021	100,000,000.00	100,000,000.00
XS1290114757	zero	0.00	2035	34,800,000.00	34,800,000.00
XS1324535514	fixed	0.25	2022	1,250,000,000.00	1,250,000,000.00
XS1342915326	fixed	0.22	2023	200,000,000.00	200,000,000.00
XS1347758663	fixed	0.38	2024	1,400,000,000.00	1,400,000,000.00
XS1379610675	fixed	0.38	2026	1,460,000,000.00	1,460,000,000.00
XS1386405150	fixed	0.60	2031	20,000,000.00	20,000,000.00
XS1511781897	fixed	0.63	2036	1,000,000,000.00	1,000,000,000.00
XS1548516316	fixed	0.17	2024	100,000,000.00	100,000,000.00
XS1564325550	fixed	0.25	2024	1,900,000,000.00	1,900,000,000.00
XS1573223622	zero	0.00	2047	106,000,000.00	106,000,000.00
XS1581381073	fixed	1.10	2032	50,000,000.00	50,000,000.00
XS1599274401	fixed	0.12	2024	100,000,000.00	100,000,000.00
XS1615677280	fixed	0.63	2027	1,150,000,000.00	1,150,000,000.00
XS1673096829	fixed	0.25	2025	1,500,000,000.00	1,500,000,000.00
XS1698117840	fixed	0.35	2027	30,000,000.00	30,000,000.00
XS1701861848	zero	0.00	2047	31,717,479.50	31,717,479.50
XS1703796083	fixed	0.77	2027	10,000,000.00	10,000,000.00
XF0029211962	fixed	4.75	2019	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	5,000,000.00	5,000,000.00
XF0029211947	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211954	fixed	5.00	2024	5,000,000.00	5,000,000.00
XF0029211970	fixed	5.00	2024	10,000,000.00	10,000,000.00
XF0029211988	fixed	5.00	2024	10,000,000.00	10,000,000.00
XS0194344437	floating	0.62	2021	100,000,000.00	100,000,000.00
XS0195402192	floating	0.65	2021	100,000,000.00	100,000,000.00
Euro Total:	311				31,818,419,498.93

Australian Dollar
XS0355982785	fixed	6.74	2018	350,000,000.00	228,072,461.88
XS0613944353	fixed	6.57	2021	17,000,000.00	11,077,805.29
AU3CB0173730	fixed	6.25	2018	1,000,000,000.00	651,635,605.37
AU3CB0191278	fixed	5.50	2020	1,450,000,000.00	944,871,627.79
AU3CB0192276	fixed	5.50	2022	1,050,000,000.00	684,217,385.64
AU3CB0204543	fixed	4.25	2023	1,625,000,000.00	1,058,907,858.73
XS0882836785	floating	2.05	2018	400,000,000.00	260,654,242.15
XS0955269260	fixed	4.45	2020	25,000,000.00	16,290,890.13
XS0956359383	fixed	4.88	2023	50,000,000.00	32,581,780.27
AU3CB0214211	fixed	4.75	2024	1,375,000,000.00	895,998,957.38
AU0000LWSHA9	fixed	4.00	2019	500,000,000.00	325,817,802.68
AU3CB0220598	fixed	4.75	2026	705,000,000.00	459,403,101.79
AU3CB0222362	fixed	4.25	2025	1,100,000,000.00	716,799,165.91
AU3CB0226728	fixed	2.70	2020	1,225,000,000.00	798,253,616.58
AU3CB0227841	fixed	2.70	2022	1,225,000,000.00	798,253,616.58
AU3CB0228716	fixed	2.50	2021	400,000,000.00	260,654,242.15
AU3CB0239796	fixed	2.60	2027	675,000,000.00	439,854,033.62
AU3CB0246999	fixed	3.25	2028	475,000,000.00	309,526,912.55
AU3CB0247062	fixed	3.40	2032	100,000,000.00	65,163,560.54
Australian Dollar Total:	19				8,958,034,667.01

Brazilian Real
XS1332716601	fixed	10.00	2020	300,000,000.00	75,511,591.03
Brazilian Real Total	1				75,511,591.03

Candian Dollar
CA515110AM67	fixed	4.88	2020	128,000,000.00	85,112,042.02
XS1089927781	fixed	2.25	2021	100,000,000.00	66,493,782.83
US515110BM56	fixed	1.88	2019	500,000,000.00	332,468,914.16
Candian Dollar Total:	3				484,074,739.01

Swiss Franc
CH0049932863	fixed	2.83	2024	50,000,000.00	42,727,738.85
CH0020827561	fixed	2.50	2018	150,000,000.00	128,183,216.54
XS0418386479	fixed	2.82	2021	50,000,000.00	42,727,738.85
Swiss Franc Total	3				213,638,694.24

British Pound Sterling
XF0029212754	fixed	3.76	2020	10,000,000.00	11,271,034.57
XS1262519801	fixed	1.50	2019	500,000,000.00	563,551,728.41
XS1353633750	fixed	1.38	2020	450,000,000.00	507,196,555.57
XS1409512693	fixed	1.13	2021	350,000,000.00	394,486,209.89
XS1550212416	fixed	1.13	2023	600,000,000.00	676,262,074.10
101

XS1723623978	fixed	0.70	2020	175,000,000.00	197,243,104.94
British Pound Sterling Total	6				2,350,010,707.48

Japanese Yen
XF0029500315	fixed	1.71	2019	5,000,000,000.00	37,034,293.76
XS0094505210	floating	0.00	2019	2,000,000,000.00	14,813,717.50
XS0100119493	fixed	3.20	2019	3,000,000,000.00	22,220,576.25
XS0120074777	fixed	3.40	2020	2,000,000,000.00	14,813,717.50
XS0128270757	fixed	2.77	2021	1,000,000,000.00	7,406,858.75
XS0129607783	fixed	2.60	2021	1,000,000,000.00	7,406,858.75
XS0134907327	fixed	2.50	2021	2,300,000,000.00	17,035,775.13
XS0141839141	fixed	2.60	2022	2,500,000,000.00	18,517,146.88
XS0158467554	floating	0.00	2022	2,000,000,000.00	14,813,717.50
XS0064185035	floating	0.00	2026	10,000,000,000.00	74,068,587.51
XS0065054149	floating	0.00	2025	3,000,000,000.00	22,220,576.25
XS0081035189	floating	0.00	2018	2,000,000,000.00	14,813,717.50
XS0094191797	fixed	3.11	2019	3,000,000,000.00	22,220,576.25
XF0029500299	fixed	1.16	2018	5,000,000,000.00	37,034,293.76
XF0029500323	fixed	2.00	2019	5,000,000,000.00	37,034,293.76
XF0029500323	fixed	2.00	2019	5,000,000,000.00	37,034,293.76
XS0075146208	floating	0.00	2022	5,000,000,000.00	37,034,293.76
XS0080533598	floating	0.00	2022	5,000,000,000.00	37,034,293.76
Japanese Yen Total	18				472,557,588.33

Mexican Pesos
XS1721762240	fixed	7.46	2027	230,000,000.00	9,720,555.17
Mexican Pesos Total	1				9,720,555.17

Norwegian Kroner
XS0213329096	fixed	3.91	2020	500,000,000.00	50,811,459.00
XS0385848717	fixed	5.33	2018	600,000,000.00	60,973,750.80
NO0010624166	floating	0.92	2018	300,000,000.00	30,486,875.40
XS0686448019	fixed	3.50	2018	2,300,000,000.00	233,732,711.40
XS0931408420	fixed	2.25	2019	500,000,000.00	50,811,459.00
XS0942541912	fixed	2.63	2020	1,000,000,000.00	101,622,918.00
XS1508901797	floating	2.05	2019	1,250,000,000.00	127,028,647.50
NO0010778251	floating	2.04	2021	600,000,000.00	60,973,750.80
XS1560721927	floating	2.02	2022	500,000,000.00	50,811,459.00
Norwegian Kroner Total	9				767,253,030.90

New Zealand Dollar
XF0029212796	fixed	4.11	2023	15,000,000.00	8,902,077.15
XF0029212796	fixed	4.11	2023	6,000,000.00	3,560,830.86
NZLRBDT005C9	floating	2.62	2018	75,000,000.00	44,510,385.76
NZLRBDT007C5	fixed	4.38	2020	125,000,000.00	74,183,976.26
NZLRBDT008C3	fixed	4.75	2019	800,000,000.00	474,777,448.07
NZLRBDT009C1	fixed	5.38	2024	1,000,000,000.00	593,471,810.09
NZLRBDT010C9	fixed	4.00	2020	600,000,000.00	356,083,086.05
NZLRBDT011C7	fixed	3.00	2021	100,000,000.00	59,347,181.01
XS1557161269	fixed	4.32	2032	15,000,000.00	8,902,077.15
NZLRBDT012C5	fixed	3.63	2022	150,000,000.00	89,020,771.51
New Zealand Dollar Total:	10				1,712,759,643.92

Swedish Krona
XS1112745507	floating	0.00	2019	250,000,000.00	25,396,696.40
XS1690650392	fixed	1.46	2027	2,300,000,000.00	233,649,606.86
XS1739553755	fixed	1.22	2027	150,000,000.00	15,238,017.84
Swedish Krona Total	3				274,284,321.10

Singapore Dollar
XS1599444418	fixed	1.72	2022	500,000,000.00	312,031,952.07
Brazilian Real Total	1				312,031,952.07

Turkish Lira
XS0895805876	fixed	5.63	2018	330,000,000.00	72,584,902.34
XS1069567151	fixed	9.50	2022	165,000,000.00	36,292,451.17
XS1277644685	fixed	8.20	2020	150,000,000.00	32,993,137.43
Turkish Lira Total	3				141,870,490.94

United States Dollar
XF0029212747	fixed	3.80	2021	10,000,000.00	8,338,197.28
XF0029212762	fixed	3.43	2021	50,000,000.00	41,690,986.41
XF0029212762	fixed	3.43	2021	10,000,000.00	8,338,197.28
XF0029212770	fixed	3.05	2021	25,000,000.00	20,845,493.20
XF0029212770	fixed	3.05	2021	10,000,000.00	8,338,197.28
XF0029601196	fixed	3.50	2037	25,000,000.00	20,845,493.20
XF0029601196	fixed	3.50	2037	2,000,000.00	1,667,639.46
XF0029601196	fixed	3.50	2037	2,000,000.00	1,667,639.46
XF0029601196	fixed	3.50	2037	1,000,000.00	833,819.73
US515110BF06	fixed	1.88	2018	1,500,000,000.00	1,250,729,592.26
US515110BH61	fixed	1.38	2019	1,250,000,000.00	1,042,274,660.22
US515110BJ28	fixed	1.00	2018	1,750,000,000.00	1,459,184,524.31
XS0999670648	floating	1.60	2018	1,100,000,000.00	917,201,700.99
US515110BK90	fixed	1.75	2019	1,000,000,000.00	833,819,728.17
XS1047849093	fixed	2.38	2021	1,000,000,000.00	833,819,728.17
XS1078121057	floating	1.40	2019	1,250,000,000.00	1,042,274,660.22
XS1107866979	fixed	1.88	2020	500,000,000.00	416,909,864.09
US515110BL73	fixed	2.25	2021	1,250,000,000.00	1,042,274,660.22
US51511CAK45	floating	1.40	2022	1,575,000,000.00	1,313,266,071.88
US515110BN30	fixed	2.00	2025	2,000,000,000.00	1,667,639,456.35
XS1190529989	fixed	1.63	2020	2,000,000,000.00	1,667,639,456.35
XS1218982251	fixed	1.88	2023	2,300,000,000.00	1,917,785,374.80
US515110BP87	fixed	2.38	2025	1,500,000,000.00	1,250,729,592.26
XS1270831420	floating	1.91	2025	30,000,000.00	25,014,591.85
US51511CAM01	floating	1.79	2021	850,000,000.00	708,746,768.95
XS1371543742	floating	2.16	2025	40,000,000.00	33,352,789.13
102

US51511CAN83	floating	1.74	2021	1,000,000,000.00	833,819,728.17
XS1434518012	floating	2.24	2021	100,000,000.00	83,381,972.82
US515110BR44	fixed	1.75	2026	1,500,000,000.00	1,250,729,592.26
US515110BS27	fixed	2.00	2021	1,500,000,000.00	1,250,729,592.26
XS1551675488	fixed	2.38	2024	700,000,000.00	583,673,809.72
XS1691887852	fixed	2.44	2027	50,000,000.00	41,690,986.41
US515110BT00	fixed	2.50	2027	1,250,000,000.00	1,042,274,660.22
United States Dollar Total:	33				22,621,529,225.38

South African Rand
XS0902035848	fixed	6.00	2019	2,100,000,000.00	141,840,139.41
XS1069178173	fixed	8.25	2022	1,550,000,000.00	104,691,531.47
XS1321568831	fixed	6.50	2020	350,000,000.00	23,640,023.23
South African Rand Total	3				270,171,694.11

(1)	Interest rate of floating rate note means the applicable interest rate as of December 31, 2017.
(2)	Conversion into euro at the spot rate using the European Central Bank reference rates on December 31, 2017.

103

The federal republic of germany

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 357,000 square kilometers (about 138,000 square miles). Its total population is estimated to have increased to at least 82.8million at the end of 2017 compared to 82.5million people at the end of 2016. The projected increase is again due to Germany’s expected immigration surplus, which is thought to have more than offset the birth deficit (i.e., the negative difference between births and deaths). Based on provisional results, the Federal Statistical Office estimates that net immigration of foreigners amounted to 450,000 persons in 2017, considerably below the record high of 2015. In 2015, approximately 16.6% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2017, Tables 1.2, 2.1.9 (https://www.destatis.de/DE/Publikationen/StatistischesJahrbuch/StatistischesJahrbuch2017.pdf?__blob=publicationFile); Statistisches Bundesamt,Germany's population stood at 82.5 million at the end of 2016, press release of January 16, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/01/PE18_019_12411.html; German version: https://www.destatis.de/DE/PresseService/Presse/Pressemitteilungen/2018/01/PD18_019_12411.html).

G-1

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2016(1)	2015	2014	2013	2012
	(number of persons)
Total population	82,521,653	82,175,684	81,197,537	80,767,463	80,523,746
Age distribution	(percent of total population)
Under 20	18.4	18.3	18.2	18.2	18.3
20-40	24.5	24.5	24.1	24.0	23.9
40-60	29.4	29.8	30.3	30.7	30.9
60-80	21.6	21.6	21.8	21.8	21.6
80 and more	6.0	5.8	5.6	5.4	5.4

Growth rate	(percent change on the previous year)
Total population	0.4	1.2	0.5	0.3	0.2
Under 20	1.0	2.2	0.5	-0.3	-0.5
20-40	0.6	2.6	1.1	0.9	0.4
40-60	-0.9	-0.4	-0.6	-0.5	-0.3
60-80	0.4	0.4	0.7	1.2	1.2
80 and more	4.5	4.1	4.1	0.9	1.3

(1)	The development of the population in the reporting year 2016 is only comparable to the previous year's figures to a limited extent due to methodological changes in the underlying population flow statistics. Limitations in the accuracy of the results may be due to increased immigration and the resulting problems in connection with the registration of persons seeking protection as required by German reporting laws.

Sources: Statistisches Bundesamt, Population, Current Population, Population by age groups, Germany, Value (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D1&https=1); StatistischesBundesamt, Population, Current Population, Population by age groups, Germany, Change on the previous year (https://www.destatis.de/EN/FactsFigures/SocietyState/Population/CurrentPopulation/Tables_/lrbev01.html?cms_gtp=150344_list%253D2&https=1).

Notwithstanding the population increase in recent years due to net immigration, the German population is poised for a decline due to the gradual aging of its population. These developments are expected to continue and intensify over the next several decades and may result in a downward pressure on Germany’s growth potential in the long term. According to estimates of the Federal Statistical Office, higher net immigration is expected to have only limited effects on long-term population trends and cannot reverse the trend towards increased population aging.

Sources: Statistisches Bundesamt, New projection of Germany’s population by 2060, press release of April 28, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/04/PE15_153_12421.html); Statistisches Bundesamt, Currently high immigration cannot reverse population ageing, press release of January 20, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/01/PE16_021_12421.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

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Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke, founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2018 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1). The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—
Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter 2018 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

G-3

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the European Union. Today, the Federal Republic is one of 28 member states of the EU, which include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom (“UK”) (together, the “Member States”). According to provisional data, the aggregate population of the Member States was approximately 512million as of January 1, 2017. The EU is still in the process of change. Formal membership negotiations are currently being conducted with Turkey, Montenegro and Serbia. The former Yugoslav Republic of Macedonia and Albania have been granted candidate status. Bosnia and Herzegovina and Kosovo are potential candidates. See “Political Integration” below for more information on the UK’s decision to withdraw from the EU.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 2000-2009 (http://europa.eu/about-eu/eu-history/2000-2009/index_en.htm); European Union, The history of the European Union: 2010-today (http://europa.eu/european-union/about-eu/history/2010-today_en); Statistical Office of the European Communities, Total population (http://epp.eurostat.ec.europa.eu/tgm/table.do? tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1); European Commission, Enlargement, Countries, Check current status (http://ec.europa.eu/enlargement/countries/check-current-status/index_en.htm).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). After several years of negotiations about institutional issues among the Member States in an intergovernmental conference, in which the European Commission and the Parliament were also involved, the Treaty of Lisbon entered into force on December 1, 2009. It amends and supplements the existing treaties underlying the EU and aims to provide the EU with the legal framework and tools necessary to meet future challenges and to respond to citizens’ demands. Among other matters, the treaty aims to make the EU more democratic and transparent by strengthening the role of the European Parliament and national parliaments, by offering more opportunities to citizens to provide input for policy proposals, by clearly categorizing competences between Member States and the EU and by explicitly recognizing the possibility for a Member State to withdraw from the EU. To reflect the EU’s enlargement and improve the effectiveness and efficiency of its decision-making, the treaty also streamlined and modernized EU institutions and simplified their working methods and voting rules.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine, How does the EU work? (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); Europa.eu, EU treaties: Treaty of Lisbon (http://europa.eu/european-union/law/treaties_en).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. The EU treaties cease to apply to a withdrawing Member State from the date of entry into force of the agreement setting out the arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal. On March 23, 2018, the European Council, meeting in an EU27 format, adopted the guidelines on the framework for a future relationship of the EU with the UK after the UK’s withdrawal from the EU. The EU intends to maintain the closest possible partnership with the UK, which would cover trade and economic cooperation, security and defense, among other areas. Previously, the negotiators from the EU and the UK had reached an agreement regarding parts of the legal text of the withdrawal agreement covering citizens’ rights, the financial settlement, a number of other withdrawal issues and the transition period. If the final withdrawal agreement is not completed by March 29, 2019, i.e.,within two years after the UK’s notification of the withdrawal, the European Council may unanimously decide to extend the period for negotiations.

Sources: UK Government, Topic, EU referendum (https://www.gov.uk/government/topical-events/eu-referendum); Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union, Article 50, page 59-60 (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Commission, Statement by the European Council (Art. 50) on the UK notification, press release, March 29, 2017 (http://www.consilium.europa.eu/en/press/press-releases/2017/03/29-euco-50-statement-uk-notification/); Council of the EU, Brexit, last reviewed on March 26, 2018 (http://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/).

G-4

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

The regulation laying down the multiannual financial framework (“MFF”) of the EU was formally adopted in December 2013. The MFF determines maximum amounts for commitment appropriations for the period from 2014 until 2020, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the MFF defines annual maximum amounts for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2018 EU budget, which was adopted by the European Parliament in November 2017 and published in February 2018, amounts to EUR 160.1 billion in commitment appropriations and EUR 144.7 billion in payment appropriations. The entire EU budget represents approximately 1% of the EU gross national income.

The EU is responsible for trade matters with non-EU Member States. In the area of trade in goods, the EU even has exclusive power. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide upon its approval. Trade agreements regulating areas of mixed responsibility between the EU and its Member States can only be fully concluded after ratification by all EU Member States.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (http://bookshop.europa.eu/en/europe-in-12-lessons-pbNA3110652/downloads/NA-31-10-652-EN-C/NA3110652ENC_002.pdf?FileName=NA3110652ENC_002.pdf&SKU=NA3110652ENC_PDF&CatalogueNumber=NA-31-10-652-EN-C); European Banking Authority, Topics, Passporting and supervision of branches (http://www.eba.europa.eu/regulation-and-policy/passporting-and-supervision-of-branches); European Council, Council adopts the multiannual financial framework 2014-2020, Press Release, December 2, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/139831.pdf); European Commission, Budget, Library, Documents: Annual Budget, 2018 (http://ec.europa.eu/budget/biblio/documents/2018/2018_en.cfm); EUR-Lex, Budget 2018, General budget, Total revenue (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=OJ:L:2018:057:FULL&from=EN); European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia and Latvia subsequently joined the euro area. The most recent addition was Lithuania, which joined the euro area on January 1, 2015.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: Council of the EU, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); European Central Bank, Economic and Monetary Union (EMU)
(http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Lithuania joins the euro area, press release of January 1, 2015 (http://www.ecb.europa.eu/press/pr/date/2015/html/pr150101.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

G-5

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact.To strengthen the monitoring and coordination of national fiscal and economic policies, the Member States established the Stability and Growth Pact (“SGP”) in 1997. The preventive arm of the SGP binds Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines of up to 0.2% of GDP (if they fail to abide by either the preventive or the corrective rules). In addition, all Member States (except the United Kingdom) could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. Every April, Member States are required to lay out their fiscal plans for the next three years based on economic governance rules set forth in the SGP. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (http://ec.europa.eu/economy_finance/economic_governance/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (http://ec.europa.eu/economy_finance/economic_governance/sgp/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the affected Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime of the MIP consists of financial sanctions against Euro Area Member States, including fines of up to 0.1% of GDP if a Euro Area Member State repeatedly does not comply with its obligations. In the most recent surveillance cycle, twelve Member States, including Germany, were subject to an in-depth review in the context of the MIP. Of these, eleven were found to be experiencing macroeconomic imbalances of various natures and magnitudes. According to the Commission’s assessment, Germany is experiencing macroeconomic imbalances, but these are not excessive. See “The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/index_en.htm); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, MIP surveillance in 2018 (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/mip-surveillance-2018_en); European Commission, European Semester, Country Report Communication (https://ec.europa.eu/info/sites/info/files/2018-european-semester-country-report-communication_en.pdf).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG was signed by all Member States, except the UK, the Czech Republic and Croatia. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this

G-6

requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/Redaktion/EN/Glossareintraege/T/treaty_on_stability_coordination_and_governance_in_the_emu.html); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Response to the European Sovereign Debt Crisis

Temporary Financial Stability Mechanism.In May 2010, the European Union and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM, which was replaced by the European Stability Mechanism (“ESM”) in 2013, the European Commission was allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. For more information on the ESM, see “—European Stability Mechanism” below. The EFSF, which was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs, had a lending capacity of EUR 440 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full. As of March 2018, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 175 billion.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Stability Mechanism, Frequently Asked Questions on the ESM (https://www.esm.europa.eu/sites/default/files/faqontheesm.pdf); European Financial Stability Facility, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationmarch2018.pdf).

European Stability Mechanism. Since October 2012, the ESM, which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of April 2018, the ESM had loans outstanding to Spain, Cyprus and Greece of approximately EUR 80 billion.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, ESM (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-stability-mechanism-esm_en); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Frequently Asked Questions on the ESM
(https://www.esm.europa.eu/sites/default/files/faqontheesm.pdf); European Stability Mechanism, Publications, Investor Presentation April 2018 (https://www.esm.europa.eu/sites/default/files/efsfesmnewinvestorpresentationapril2018.pdf).

G-7

Financial Assistance to Euro Area Member States

Greece.Since May 2010, Greece has been receiving financial support from Euro Area Member States and the IMF to cope with its financial difficulties and economic challenges. This support comes in the form of economic adjustment programs, which include measures to support the Greek government’s efforts to address economic imbalances, tackle social challenges, and pave the way for sustainable economic growth and job creation. Under the first economic adjustment program, the Euro Area Member States agreed in May 2010 to provide Greece with stability support in the form of pooled bilateral loans of up to EUR 80 billion to be disbursed over the period May 2010 through June 2013, parallel to a loan facility provided by the IMF of up to EUR 30 billion. The Federal Republic committed to contribute up to approximately EUR 22.3 billion, which was to be extended by KfW on behalf of the Federal Republic. As of December 2011, a total amount of EUR 73 billion had been disbursed under the Greek Loan Facility, of which approximately EUR 53 billion were provided by Euro Area Member States and EUR 20 billion by the IMF.

Under the second economic adjustment program, which was approved by the Euro Area Member States in March 2012, the EFSF and the IMF committed the undisbursed amounts of the first program plus an additional EUR 130 billion in financial assistance for the years 2012 to 2014. Disbursements of financial assistance under the program were conditioned upon the observance of certain quantitative performance criteria and a positive evaluation of progress made on policy criteria. Following an extension by four months, the second program expired at the end of June 2015. The outstanding EFSF loan to Greece under the second program amounts to approximately EUR 130.9 billion.

In July 2015, the Greek government submitted a request to the ESM’s board of governors for further stability support. Following approval by the ESM’s board of governors, the European Commission signed a memorandum of understanding with Greece for a third economic adjustment program. Under this program, the ESM is able to disburse up to EUR 86 billion in financial assistance to Greece over a three-year period ending in August 2018. Disbursements are contingent upon the Greek government’s progress in delivering on certain policy conditions set forth in the memorandum of understanding which aim to enable the Greek economy to return to a sustainable growth path based on sound public finances, enhanced competitiveness, high employment and financial stability. As of the end of March 2018, the total disbursements of ESM financial assistance to Greece amounted to approximately EUR 45.9 billion. The outstanding ESM loan as of the end of March 2018 amounted to EUR 43.9 billion following a repayment in February 2017. After the end of the program in August 2018, the Greek government is not expected to request a precautionary credit line from the ESM. Greece will then become subject to post-program surveillance by the EU.

Sources: European Commission, Policies, Information and Services, Financial assistance to Greece (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-greece_en); European Stability Mechanism, Financial Assistance, Greece (ongoing) (https://www.esm.europa.eu/assistance/greece); European Stability Mechanism, Greece: after the third programme, speech by Klaus Regling of March 4, 2018 (https://www.esm.europa.eu/speeches-and-presentations/%E2%80%9Cgreece-after-third-programme%E2%80%9D-speech-klaus-regling).

Ireland. The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, agreed upon in December 2010 and provided subject to compliance with an economic adjustment program, consisted of financial support in a total amount of EUR 85 billion, including EUR 22.5 billion financed through the EFSM, EUR 17.7 billion through the EFSF and EUR 22.5 billion through the IMF. The financial assistance program for Ireland expired as planned in December 2013. Ireland remains subject to post-program surveillance until at least 75% of EU’s financial assistance received has been repaid; this is not expected to occur until 2031. Ireland has already repaid the loans financed through the IMF in full.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Ireland (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-ireland_en); European Financial Stability Facility, EFSF financial assistance for Ireland ends with successful Irish exit, press release of December 8, 2013 (https://www.esm.europa.eu/press-releases/efsf-financial-assistance-ireland-ends-successful-irish-exit); International Monetary Fund, Ireland: Transactions with the Fund from May 01, 1984 to March 31, 2018 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=470&endDate=2099%2D12%2D31&finposition_flag=YES).

Portugal. Following the Portuguese Republic’s application for support in early April 2011, euro area, EU and IMF financial assistance was provided for the 2011 to mid-2014 period on the basis of an economic adjustment program agreed between the Portuguese authorities and officials from the European Commission, the IMF and the ECB in May 2011. The total financial package amounted to EUR 78 billion, with EFSM, EFSF and IMF each contributing EUR 26 billion. The Portuguese government decided to exit its macroeconomic adjustment program without successor arrangement in June 2014. Portugal remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid; this is not expected to occur until 2026. As of the end of March 2018, Portugal had already repaid SDR19.1 billion of loans to the IMF.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Portugal (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-portugal_en); International Monetary Fund, Portugal: Transactions with the Fund from May 01, 1984 to March 31, 2018 (http://www.imf.org/external/np/fin/tad/extrans1.aspx?memberKey1=810&endDate=2099%2D12%2D31&finposition_flag=YES).

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Spain. In June 2012, the Spanish government requested financial assistance from the Euro Area Member States for the recapitalization of certain of its financial institutions. In July 2012, the finance ministers of the Euro Area Member States agreed to grant such financial assistance of up to EUR 100 billion, designed to cover the estimated shortfall in capital requirements along with an additional safety margin. The financial assistance was accompanied by policy conditionality focused on the banking sector. The assistance was initially financed by the EFSF and then transferred to the ESM (without applying seniority status). On December 31, 2013, the financial assistance program expired. The ESM disbursed a total of EUR 41.3 billion to the Spanish government for the recapitalization of the country’s banking sector. Spain remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid. As of the end of March 2018, Spain has already repaid EUR 11.6 billion, in part voluntarily. Barring further early repayments, Spain is expected to be able to exit post-program surveillance in 2025.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Spain (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-spain_en); ESM, Financial Assistance, Spain (https://www.esm.europa.eu/assistance/spain); European Stability Mechanism, Spain successfully exits ESM financial assistance programme, press release of December 31, 2013 (https://www.esm.europa.eu/press-releases/spain-successfully-exits-esm-financial-assistance-programme).

Cyprus. The economic adjustment program for Cyprus was formally agreed in May 2013. The financial package was designed to cover financing needs of up to EUR 10 billion, with the ESM providing up to EUR 9 billion and the IMF contributing around EUR 1 billion. The program addressed Cyprus’s financial sector imbalances including an appropriate downsizing of the country’s financial sector, fiscal consolidation, structural reforms and privatization. The financial assistance program expired in March 2016 as planned. Approximately EUR 2.7 billion of the ESM financing package remained unutilized. Cyprus remains subject to post-program surveillance until at least 75% of the financial assistance received has been repaid, which is not expected before 2029.

Sources: European Commission, Policies, Information and Services, Financial Assistance in EU Member States, Cyprus (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/which-eu-countries-have-received-assistance/financial-assistance-cyprus_en); ESM, Financial Assistance, Cyprus (https://www.esm.europa.eu/assistance/cyprus); Eurogroup, Eurogroup Statement on Cyprus, press release of March 7, 2016 (http://www.consilium.europa.eu/de/press/press-releases/2016/03/07-eurogroup-statement-cyprus/).

Response to Migratory Pressure

EU Migration Policy. The growing instability in the EU’s southern neighboring countries has increased the number of people trying to reach the EU. The EU and the Member States have been intensifying efforts to establish an effective, humanitarian and safe European migration policy. In the Federal Government’s opinion, because a solution cannot be found by individual Member States alone but only by all Member States together, solving the problem requires a comprehensive approach covering all relevant areas. The EU policy response comprises the following activities: working with countries of origin and transit, strengthening the EU’s external borders, managing migration flows and curbing migrant smuggling activities, reforming the common European asylum system and providing legal migration pathways, as well as fostering the integration of third-country nationals. According to Frontex, the European Border and Coast Guard Agency, the total number of detected illegal border crossings in 2017 decreased for the second year in a row. The detections fell to 205,000, representing a decline by 60% compared to 2016 and by 89% compared to 2015, when the migratory crisis culminated.

Sources: European Council, Finding solutions to migratory pressures (http://www.consilium.europa.eu/en/policies/migratory-pressures/); Frontex, Publication, Risk Analysis for 2018 (https://frontex.europa.eu/publications/risk-analysis-for-2018-aJ5nJu).

Reintroduction of Internal Border Controls. Effective management of the EU’s external borders is fundamental for the well-functioning of free movement within the EU. Within the Schengen area, which encompasses most Member States, except Bulgaria, Croatia, Cyprus, Ireland, Romania and the UK, any person, irrespective of nationality, may cross internal borders without being subjected to border checks. In case of a serious threat to public policy or internal security, a Schengen country may exceptionally temporarily reintroduce border controls at its internal borders. In the context of the migrant crisis and terrorist threats, several Schengen countries, including Germany, have temporarily reintroduced internal border controls. In September 2017 the European Commission introduced a proposal to update the Schengen Borders Code to adapt the rules for the reintroduction of temporary internal border controls to the current needs. The Schengen Borders Code governs the crossing of the external borders of the Schengen Area.

Sources: European Commission, Migration and Home Affairs, Schengen Area (https://ec.europa.eu/home-affairs/what-we-do/policies/borders-and-visas/schengen_en); European Commission, Migration and Home Affairs, Temporary Reintroduction of Border Control (https://ec.europa.eu/home-affairs/what-we-do/policies/borders-and-visas/schengen/reintroduction-border-control_en); European Commission, State of the Union 2017 – Preserving and strengthening Schengen to improve security and safeguard Europe's freedoms, press release of September 27, 2017 (http://europa.eu/rapid/press-release_IP-17-3407_en.htm).

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Legal Framework. Since 1999, the EU has been working to create a Common European Asylum System (“CEAS”), which is based on a number of EU directives and regulations, to guarantee high standards of protection for refugees as well as fair and effective procedures throughout the EU. The Dublin Regulation establishes which Member State is responsible for the examination of an asylum application based on a number of criteria, including, in order of importance, family considerations, recent possession of visa or residence permit in a Member State and through which Member State the applicant has entered the EU. Migratory pressure has exposed weaknesses of the current CEAS rules. Despite the efforts to harmonize standards, asylum seekers are not treated uniformly and recognition rates among the EU Member States vary. In May and June 2016, the European Commission presented two packages of proposals to reform the CEAS. The legislative proposals are being discussed by the Council and Parliament.

Sources: European Commission, Migration and Home Affairs, Common European Asylum System (https://ec.europa.eu/home-affairs/what-we-do/policies/asylum_en); European Commission, Migration and Home Affairs, Common European Asylum System, Country responsible for asylum application (Dublin) (https://ec.europa.eu/home-affairs/what-we-do/policies/asylum/examination-of-applicants_en); Regulation (EU) No 604/2013 of the European Parliament and of the Council of June 26, 2013 (http://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32013R0604&from=EN [eur-lex.europa.eu]); European Council, Reforming the common European asylum system (http://www.consilium.europa.eu/en/policies/migratory-pressures/ceas-reform/).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Source: Federal Statistical Office, Major revision of national accounts 2014: results and background (https://www.destatis.de/EN/Methods/NationalAccountRevision/Revision2014_BackgroundPaper.pdf?__blob=publicationFile).

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1991 have been recalculated in accordance with BPM6.

Source: Bundesbank, Changes in the methodology and classifications of the balance of payments and the international investment position, Monthly Report, June 2014 (https://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report_Articles/2014/2014_06_methodology_balance_of_payments.pdf?__blob=publicationFile).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard (“SDDS”). By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesministerium der Finanzen, Deutschland stellt ab heute Indikatoren nach dem „speziellen Datenverbreitungsstandard Plus“ (SDDS Plus) des IWF bereit, press release of February 18, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2015/02/2015-02-18-PM07.html?source=stdNewsletter).

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2017, the GDP of Germany expressed at current prices was EUR 3,263.4 billion, compared to EUR 3,144.1 billion in 2016, which represents an increase of 3.8%. GDP adjusted for price effects rose by 2.2% compared to 2016, and exceeded the 1991 level by 43.2%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 25.4% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2017, GDP per capita at current prices was EUR 39,454, while GDP per employee at current prices was EUR 73,680.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2017, services accounted for 68.7% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 16.1% in 2017, compared to 16.2% in 1991, and “public services, education, health,” accounting for 18.2% of gross value added in 2017, compared to 15.9% in 1991. The production sector (excluding construction) generated 25.7% of gross value added compared to 30.9% in 1991. Construction contributed 4.9% to gross value added in 2017, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.7% of gross value added in 2017, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 2.2.1.

In 2017, private final consumption expenditure totaled 53.2% of GDP in current prices, gross capital formation amounted to 19.7% and government final consumption expenditure equaled 19.6%. Exports and imports of goods and services accounted for 47.3% and 39.6% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 7.6% of GDP in 2017, which is slightly lower than in the previous year (2016: 8.0% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 2.3.1.

In 2017, price-adjusted GDP rose by 2.2% compared to 2016. The GDP adjusted for both price and calendar effects, increased by 2.5% compared to 2016. Net exports had a slightly positive effect on economic growth in 2017 on a price-adjusted basis (growth contribution: 0.2 percentage points). Exports increased by 4.7% (2016: 2.6%), while imports rose by 5.1% (2016: 3.9%), all on a price-adjusted basis. Gross fixed capital formation in machinery and equipment increased in 2017 by 4.0%, compared to a 2.2% increase in 2016, in price-adjusted terms, while gross fixed capital formation in construction increased by 2.7% in price-adjusted terms. Final consumption expenditure of general government rose by 1.6% in 2017 on a price-adjusted basis, and final consumption expenditure of households rose by 1.9% on a price-adjusted basis compared to 2016.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Tables 2.1.1, 2.3.2, 2.3.5 and 2.3.10.

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) declined from 6.1% in 2016 to 5.7% in 2017. However, based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate decreased from 3.9% in 2016 to 3.6% in 2017. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) increased to 1.8% in 2017, compared to 0.5% in 2016. Excluding energy prices, the index rose by 1.6%. General government gross debt stood at EUR 2,092.6 billion at year-end 2017, compared to EUR 2,145.5 billion at year-end 2016.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2018, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201802/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201802-pdf.pdf); Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2018), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

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The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2017	2016	2015	2014	2013
	(EUR in billions, unless otherwise indicated)
GDP – at current prices	3,263.4	3,144.1	3,043.7	2,932.5	2,826.2
(change from previous year in %)	3.8	3.3	3.8	3.8	2.5
GDP – price-adjusted, chain-linked index (2010=100), not adjusted for calendar effects	113.1	110.7	108.6	106.7	104.7
(change from previous year in %)	2.2	1.9	1.7	1.9	0.5
GDP – price-adjusted, chain-linked index (2010=100), adjusted for calendar effects	113.3	110.5	108.5	106.9	104.8
(change from previous year in %)	2.5	1.9	1.5	1.9	0.6
Unemployment rate (ILO definition) (in %) (1)	3.6	3.9	4.3	4.7	4.9
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	1.8	0.5	0.3	0.9	1.5
Balance of payments – current account	262.6	268.8	271.4	219.0	190.1
General government gross debt (2)	2,092.6	2,145.5	2,161.8	2,192.0	2,190.5

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Tables 1.1 and 1.11; Statistisches Bundesamt, Verbraucherpreise, Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht April 2018, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty – Germany – overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published in April 2018, the Federal Government projected that GDP in Germany will grow by 2.3% in 2018, with private consumption growing by 1.7% (all growth rates are expressed in price-adjusted terms). Exports and imports are expected to increase by 5.0% and 5.8%, respectively, on a price-adjusted basis, compared to 2017. In price-adjusted terms, gross fixed capital formation in machinery and equipment is projected to increase by 5.5% and gross fixed capital formation in construction is forecast to increase by 2.6%. Growth is expected to be steady and broad based. The Federal Government expects that domestic employment will increase by approximately 575,000 persons or 1.3% in 2018 compared to 2017, reaching a record level of 44.9 million persons in 2018. Registered unemployment (Arbeitslose) is expected to decrease by 200,000 persons compared to 2017 to 2.33 million persons in 2018 on average.

Source: Bundesministerium für Wirtschaft und Energie, Frühjahrsprojektion der Bundesregierung: Altmaier: Der Aufschwung geht weiter!, press release of April 25, 2018 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2018/20180425-fruehjahrsprojektion-der-bundesregierung-altmaier-der-aufschwung-geht-weiter.html).

Economic Policy

General

The Federal Government continues the strategy of enhancing economic growth, while maintaining fiscal discipline. At the same time the aim is for the German economy to remain competitive and to strengthen its growth potential by way of increasing public investment and improving conditions for private investment, thus broadening the scope for a sustained boost to the long-term performance of the German economy. Current policy initiatives are outlined below in more detail.

Current Policy Initiatives

The Federal Government has continued the consolidation of public finances, fully adhering both to the requirements stipulated by the constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)), as well as to the European frameworks such as the SGP and the fiscal compact. For further details on the budget surveillance procedures, see “General—The European Union and European Integration—EU Economic Governance.” In 2017, overall public sector finances were again positive, with net lending of general government at 1.1% of GDP. This means that the public sector achieved a surplus for the fourth year in succession. This trend is expected to continue in the years ahead. According to the

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present federal budget planning, no new borrowing will be required in the period between 2018 and 2021. However, the effects of the coalition agreement have not yet been taken into account. The goal of cutting the debt-to-GDP ratio to less than 70% was attained by the end of 2016. The Federal Government’s projection assumes that the debt ratio will fall below the “Maastricht threshold” of 60% of GDP as early as 2019. For further information on the Federal Republic’s fiscal situation and prospects, see “Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook”.

In late 2016, the Federal Government and the Länder agreed on key points for reforming the financial relations between the Federation and the Länder. The reform is aimed at creating a sustainable and equitable system of revenue sharing, to enable all levels of government to comply with the requirements of the national “debt brake”. The Federation will provide additional funding to the Länder from 2020 onwards, starting at approximately EUR 9.7 billion. This is expected to help the Länder to comply with the national “debt brake” and create room for additional public investment on the Länder and municipal levels. The new rules for revenue sharing, taking effect in 2020, will combine the current horizontal distribution of value added tax (“VAT”) revenue (with supplementary shares for Länder with lower revenues) with the current fiscal equalisation between the Länder. From 2020 onwards, all fiscal equalisation will be achieved through deductions from and supplements to the VAT revenue shares of the Länder. In addition, the reform provides for:

•	the creation of a federal infrastructure company for motorways and other federal highways, which will combine responsibilities of different levels of government. The aim is to reap the potential for efficiency gains in the planning, construction, maintenance, operation and financing of highways and thus to permit quicker and cheaper investment over the life cycle of highways;
•	the introduction of a single joint IT platform for administrative services of the Federation and the Länder;
•	the strengthening of the influence of the Federation on tax administration, in particular in the area of computer-based automation;
•	the strengthening of the Stability Council (Stabilitätsrat), a joint body of the Federation and the Länder; and
•	the introduction of inspection rights of the Federal Court of Auditors (Bundesrechnungshof) in the area of joint financing at the Länder level.

The Federal Government is focusing particularly on enhancing public sector investment. In total, federal fixed capital expenditure at current prices has risen by approximately 37% over the past legislative term (2013-2017), to EUR 34 billion in the 2017 federal budget (contributions to ESM excluded). Public investment focuses on transport infrastructure, support for broadband expansion, microelectronics, development of electromobility, support for energy efficiency measures for buildings, and the promotion of social housing. The Federal Government is also assisting the Länder and the municipalities by providing fiscal support, thus boosting the scope for municipalities and Länder to invest. For example, financially weak municipalities are projected to benefit from an additional EUR 7 billion provided by the Federal Government through the Municipal Investment Promotion Fund (Kommunalinvestitionsförderungsfonds).

The Federal Government regards digital infrastructure as a key strategic factor for the economy and aims to roll out comprehensive gigabit networks throughout Germany by 2025. Within the currently ongoing broadband program aiming at the nationwide availability of a minimum download speed of 50Mbit/s, the Federal Government is providing EUR 4.4 billion for investments in the expansion of broadband networks, focusing especially on rural and remote areas. As part of its high-tech strategy, the Federal Government provides incentives for research and development, particlarly in the priority fields of digital economy and society, sustainable economic activity and energy, innovative working environment, healthy living, intelligent mobility, and civil security.

The Federal Government has also improved the framework for private-sector investment, including by promoting venture capital and start-ups through various initiatives. To improve the general business environment, the Federal Government has cut red tape and has decreased compliance costs for companies. In addition, a reform of the public procurement laws and the enactment of a sub-threshold procurement regulation have improved the legal framework for public procurement.

The new Federal Government intends to ensure the German economy continues to grow in the coming years by continuing to improve conditions for growth in productivity, incomes, and employment. The government intends to achieve this by ensuring that private and public investments complement each other, by strengthening businesses’ innovative capacity, and by further increasing efforts in the areas of skilled labor and qualifications. Because approximately 90% of investments in Germany are made by the private sector, the Federal Government aims to continue to improve conditions to boost investments by households and businesses.

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The Federal Government continues to develop and adapt tax legislation to align it with the needs of a modern society in a globalized world. In line with the OECD action plan against base erosion and profit shifting by multinational companies, the Federal Government aims to ensure that profits generated in Germany are not shifted abroad to low-tax countries. In 2017, it enacted a law against harmful tax practices in connection with the transfer of property rights. Under certain conditions, the new scheme limits the domestic deduction of operating expenses for the transfer of rights. This is to prevent multinational companies from shifting profits through royalty payments to countries with special preferential arrangements, for example patent and license boxes.

In order to ensure that as many workers as possible can benefit from the strong labor market and to secure adequate working conditions, the Federal Government has launched a number of policy measures. Since January 1, 2015, a general statutory gross minimum wage has been in place. Every two years, the minimum wage is assessed and, if appropriate, adjustments are proposed by a commission comprising representatives of the unions and of the employers’ associations in equal shares. In connection with the first assessment, the minimum wage was raised from EUR 8.50 to EUR 8.84 per hour worked. The next assessment is due on January 1, 2019. The Federal Government has taken measures within a comprehensive concept to increase the chances of long-term unemployed persons regaining access to the regular labor market. While recognizing that the use of temporary workers enables many people to participate in working life, the Federal Government has amended legislation to address illegal contract clauses with the aim of restricting the use of temporary workers to times of extraordinary capacity needs.

The Federal Government is developing strategies to counteract the effects of demographic change on the business sector. The aim is to strengthen and activate the potential pool of skilled labor in the domestic economy and to make Germany more attractive for qualified professionals from other countries. Making family and working life more compatible not only contributes to equal opportunity, but also to activating additional skills for companies. Thus, the Federal Government has supported the Länder and local authorities with over EUR 6 billion during the past legislative term. The funds were invested in the expansion, operation and improvement of child day care, and in federal programs for language education. In order to provide greater support to working patterns that fit in with other aspects of life, the legal framework for a more flexible transition from working life to retirement was improved by the Variable Pension Act (Flexirentengesetz).

The number of refugees seeking protection in Germany has decreased from 890,000 in 2015 to about 173,000 in 2017 (January to November ). Nevertheless, the integration of immigrants remains an important social and economic challenge. In 2017, the Federal Government took a number of new measures to promote the successful integration of immigrants into society and the labor market. Besides increasing the supply of high-quality language and integration courses, it has enacted regulations allowing for better monitoring of compliance of immigrants with such course measures.

Following the nuclear disaster which affected the Japanese nuclear power plant in Fukushima in March 2011, the Federal Government decided to accelerate the transition to a more sustainable energy set-up (Energiewende). Among other things, this energy concept provides for the shutdown of all nuclear power stations in Germany by 2022 and unites other key energy policy objectives (i.e., energy security, climate protection, energy efficiency, renewable energy) within a single strategy. It sets a long-term target of achieving an 80% to 95% reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, the energy concept is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. The overarching principle for the future implementation of the energy reforms is the “energy policy triangle” of a secure, affordable and environmentally compatible energy supply.

The Federal Government’s reform of the Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz) has placed the future expansion of renewable energy sources on a cost-efficient basis by providing for public compensation which is technology-specific. The other key projects for the past legislative term were consolidated in a ten-point Energy Agenda. The National Energy Efficiency Action Plan, which was adopted in December 2014, sets out the Federal Government’s efficiency strategy. It aims to raise awareness of the economic viability of efficiency measures on a cross-sectoral basis and to put the conditions in place in order to make full use of the potential for efficiency improvements. As of the end of 2017, most projects on the ten-point Energy Agenda have been implemented. This includes important reforms for the electricity market, the support system for renewable energies and the expansion of the grid and energy efficiency. Renewable energies are now the most important source of electricity in Germany, accounting for around one third of gross electricity generation. In order to achieve the long-term goal of an almost CO2-free energy supply, greater efforts will be required to further reduce the total energy requirement across all sectors and to make the electricity system even more flexible. Sector coupling, i.e., the efficient use of renewable electricity for heating, transport and industry, is expected to make an important contribution to decarbonization.

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For information on recent government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “Public Finance.” For information on the response to the European sovereign debt crisis, see “General—The European Union and European Integration—Response to the European Sovereign Debt Crisis” and “General—The European Union and European Integration—EU Economic Governance.”

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2018 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2018.pdf?__blob=publicationFile&v=12); Bundesministerium für Wirtschaft und Energie, “A strengthened economy ready to embrace the future”: Federal Government adopts 2018 Annual Economic Report, press release of January 31, 2018 (http://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2018/20180131-wirtschaftlich-gestaerkt-in-die-zukunft-jahreswirtschaftsbericht-2018.html); Bundesministerium für Wirtschaft und Energie, 2017 Annual Economic Report (http://www.bmwi.de/Redaktion/EN/Publikationen/jahreswirtschaftsbericht-2017.pdf?__blob=publicationFile&v=8); Statistisches Bundesamt, General government records surplus of almost 37 billion euros in 2017, press release of February 23, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/02/PE18_059_813.html); Bundesministerium der Finanzen, Bundeshaushalt 2018, press release of June 28, 2017 (http://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2017/06/2017-06-28-PM20-bundeshaushalt-2018.html); Bundesfinanzministerium, Entwicklung der öffentlichen Finanzen, February 2017 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Entwicklung_Oeffentliche_Finanzen/entwicklung-oeffentliche-finanzen.html); Bundesregierung, Ab 2017 beträgt der Mindestlohn 8,84 Euro (https://www.bundesregierung.de/Content/DE/Artikel/2016/10/2016-10-26-neuer-mindestlohn2017.html); Bundesministerium für Arbeit und Soziales, Klare Regeln für Leiharbeit und Werkverträge,press release of June 1, 2016 (http://www.bmas.de/DE/Presse/Pressemitteilungen/2016/pk-leiharbeit-werkvertraege.html); Climate Action Plan 2050, Executive Summary (www.bmub.bund.de/ N53483/); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2018 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2018.pdf?__blob=publicationFile&v=4).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP—USE

	2017	2016	2015	2014	2013	2017	2016	2015	2014
	(EUR in billions)					(change in %)
Domestic uses	3,015.0	2,893.4	2,800.3	2,729.5	2,657.8	4.2	3.3	2.6	2.7
Final private consumption	1,735.0	1,674.4	1,630.5	1,593.2	1,563.5	3.6	2.7	2.3	1.9
Final government consumption	638.7	615.4	587.1	563.9	542.9	3.8	4.8	4.1	3.9
Gross fixed capital formation	662.7	630.0	604.3	586.6	556.8	5.2	4.3	3.0	5.4
Machinery and equipment	214.6	205.8	200.8	191.7	180.0	4.3	2.5	4.7	6.5
Construction	322.7	304.5	291.0	289.7	277.2	6.0	4.6	0.4	4.5
Other products	125.4	119.7	112.5	105.1	99.5	4.8	6.4	7.0	5.6
Changes in inventories (1)	-21.3	-26.4	-21.5	-14.2	-5.3	—	—	—	—
Net exports (1)	248.3	250.6	243.3	203.0	168.4	—	—	—	—
Exports	1,542.1	1,450.0	1,426.7	1,340.3	1,283.1	6.3	1.6	6.4	4.5
Imports	1,293.7	1,199.4	1,183.4	1,137.3	1,114.6	7.9	1.4	4.1	2.0
Gross domestic product	3,263.4	3,144.1	3,043.7	2,932.5	2,826.2	3.8	3.3	3.8	3.8

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Tables 3.1 and 3.9.

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STRUCTURE OF GDP — ORIGIN

	2017	2016	2015	2014	2013	2017	2016	2015	2014
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,941.0	2,831.9	2,740.2	2,639.8	2,542.7	3.9	3.3	3.8	3.8
Agriculture, forestry and fishing	20.8	17.4	16.9	20.2	24.8	19.8	2.9	-16.4	-18.6
Production sector (excluding construction)	755.0	728.6	711.7	684.5	652.5	3.6	2.4	4.0	4.9
Construction	145.2	134.9	124.9	119.1	113.0	7.6	8.0	4.9	5.4
Trade, transport, accommodation and food services	474.2	454.0	440.5	418.6	395.4	4.4	3.1	5.2	5.9
Information and communication	138.5	134.3	129.1	124.9	119.9	3.1	4.0	3.4	4.1
Financial and insurance services	110.9	111.5	111.5	109.4	108.5	-0.5	-0.0	2.0	0.8
Real estate activities	317.5	308.9	299.5	290.6	289.9	2.8	3.1	3.1	0.2
Business services	323.9	312.6	301.3	289.0	275.9	3.6	3.8	4.3	4.8
Public services, education, health	536.5	514.6	493.4	476.3	458.4	4.3	4.3	3.6	3.9
Other services	118.6	115.1	111.5	107.2	104.2	3.0	3.3	3.9	2.9
Taxes on products offset against subsidies on products	322.3	312.1	303.4	292.7	283.6	3.3	2.9	3.7	3.2
Gross domestic product	3,263.4	3,144.1	3,043.7	2,932.5	2,826.2	3.8	3.3	3.8	3.8

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2017, the production sector’s aggregate contribution to gross value added at current prices was 25.7% (excluding construction) and 30.6% (including construction), respectively. Its price-adjusted gross value added (excluding construction) increased by 2.7% year-on-year in 2017, after increasing by 1.9% in 2016.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (March 2018), Table 2.3; Statistisches Bundesamt, Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (February 2018), Tables 2.2.1 and 2.2.2.

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OUTPUT IN THE PRODUCTION SECTOR (1)
(2015 = 100)

	2017	2016	2015	2014
Production sector, total	104.9	101.6	99.8	98.8
Industry (2)	104.8	101.2	99.7	99.3
of which:
Intermediate goods (3)	104.9	100.9	99.8	99.9
Capital goods (4)	105.0	101.3	99.7	98.8
Durable goods (5)	107.0	102.7	99.7	97.5
Nondurable goods (6)	103.2	101.0	99.8	100.1
Energy (7)	98.8	98.7	100.1	95.2
Construction (8)	108.7	105.3	99.7	101.9

(1)	Adjusted for working-day variations.
(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(3)	Including mining and quarrying except energy-producing goods.
(4)	Including manufacture of motor vehicles and components.
(5)	Consumption goods that have a long-term use, such as furniture.
(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2018, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2017, the services sector’s aggregate contribution to gross value added at current prices was 68.7%, nearly matching the previous year’s level of 68.9%, compared to only 61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 18.2% in 2016 and 2017.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 2.2.1.

Employment and Labor

As solid economic growth continued in 2017, labor market conditions improved further. In 2017, the average unemployment rate according to the national definition was 5.7%, compared to 6.1% in 2016. Under the ILO definition, the average unemployment rate was 3.6% in 2017 compared to 3.9% in 2016, having declined to the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2017 was 44.2 million, an increase of 1.5% compared to 2016.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Februar 2018, Table 6.1 (https://statistik.arbeitsagentur.de/Statistikdaten/Detail/201802/arbeitsmarktberichte/monatsbericht-monatsbericht/monatsbericht-d-0-201802-pdf.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Tables 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

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EMPLOYMENT AND UNEMPLOYMENT

	2017	2016	2015	2014	2013
Employed (inthousands)–ILO definition	44,189	43,544	42,990	42,608	42,257
Unemployed (in thousands)–ILO definition (1)	1,633	1,774	1,950	2,090	2,182
Unemployment rate (in %)–ILO definition	3.6	3.9	4.3	4.7	4.9
Unemployed (in thousands)–national definition (2)	2,533	2,691	2,795	2,898	2,950
Unemployment rate (in %)–national definition (3)	5.7	6.1	6.4	6.7	6.9

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2017, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2016 and 2006.

Employment Rate – Breakdown by Gender and Age

	Total		Men		Women
(Age in years)	2016	2006	2016	2006	2016	2006
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	26.4	26.5	28.2	29.1	24.4	23.8
20 to 24	63.3	61.3	63.9	63.4	62.8	59.1
25 to 29	77.9	71.7	80.1	75.7	75.4	67.6
30 to 34	81.9	77.9	87.7	85.7	75.8	70.0
35 to 39	83.5	80.5	89.5	88.1	77.4	72.6
40 to 44	86.0	82.4	89.9	88.0	82.0	76.6
45 to 49	87.4	80.9	90.6	85.8	84.3	76.0
50 to 54	84.6	76.1	88.3	81.8	80.9	70.4
55 to 59	79.0	64.2	83.7	71.9	74.4	56.6
60 to 64	55.7	29.6	61.1	37.6	50.6	21.8
65 and older	6.3	3.3	9.1	4.9	4.2	2.2
Total (15 and older)	57.8	52.5	63.1	59.3	52.8	46.1

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2006 und 2016, Ergebnis des Mikrozensus (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ET_ETQ.html).

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The following table presents data with respect to the structure of employment by economic sector for 2017 and 2007.

Structure of Employment – Economic Sectors

	2017	2007
	(Percent of total)
Agriculture, forestry and fishing	1.4	1.7
Production sector (excluding construction)	18.4	19.4
of which: manufacturing	17.1	18.0
Construction	5.6	5.7
Trade, transport, accommodation and food services	22.8	23.3
Information and communication	2.9	2.9
Financial and insurance services	2.6	3.1
Real estate activities	1.1	1.2
Business services	13.7	12.1
Public services, education, health	24.7	23.4
Other services	6.8	7.3
Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

Wage Trends and Labor Costs

	2017	2016	2015	2014	2013
Gross wages and salaries per employee in EUR	34,213	33,304	32,511	31,631	30,771
Change from previous year in %	2.7	2.4	2.8	2.8	2.1
Unit labor costs per hour worked
Index (2010=100)	112.1	110.3	108.6	106.8	105.3
Change from previous year in %	1.6	1.6	1.8	1.4	1.7

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2017, approximately 6 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, roughly unchanged since 2013, but considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

G-19

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, all employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insured persons to also sign up for designated privately funded or corporate-funded pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2017, social security revenue, as shown in the national accounts, amounted to EUR 635.4 billion, and expenditure was EUR 624.8 billion. The social security budget thus incurred a surplus of EUR 10.5 billion in 2017, after a surplus of EUR 8.2 billion in 2016.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. In addition, Germany has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 between 2012 and 2029.

G-20

To increase the sustainability of the health care system, Germany has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Source: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2017, exports and imports of goods and services amounted to 47.3% and 39.6% of GDP at current prices, respectively. The Federal Republic supports the European Union in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly negotiating free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “General—The European Union and European Integration— Economic Integration”.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 2.3.1.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda. The Federal Government also supports the Comprehensive Economic and Trade Agreement (CETA), a trade agreement between the EU and Canada. This agreement was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e., most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. In December 2017, the EU finalized a free trade agreement with Japan (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde "Doha Development Agenda" (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch- kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); European Commission, EU and Japan finalise Economic Partnership Agreement, press release of December 8, 2017 (http://trade.ec.europa.eu/doclib/press/index.cfm?id=1767&title=EU-and-Japan-finalise-Economic-Partnership-Agreement).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2017, the current account surplus totaled EUR 262.6 billion, compared to EUR 268.8 billion in 2016, a decrease of EUR 6.2 billion. Thus the current account surplus declined to 8.0% of nominal GDP.

Source: Deutsche Bundesbank, Monatsbericht April 2018, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2018. In 2017, price competitiveness deteriorated by 0.9% compared to 2016, mainly due to the appreciation of the euro relative to several currencies, including the U.S. dollar, pound sterling, the Swiss franc, the Chinese yuan, the Japanese yen, the Swedish krona, and the Norwegian krona. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.9% in 2017).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010. After a number of fluctuations the euro started a prolonged depreciation in mid-2014. Over the course of the years 2015 and 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017, the euro appreciated by 2.1% compared to its 2016 average. Due to its steep appreciation since the first quarter of 2017, the average value of the euro against the U.S. dollar in February 2018 was 9.3% higher than the 2017 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2018, Tables XII.3, XII.10 and XII.12 (https://www.bundesbank.de/Redaktion/DE/Downloads/Veroeffentlichungen/Monatsberichte/2018/2018_03_monatsbericht.pdf?__blob=publicationFile).

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The following table shows the Federal Republic’s balance of payments for each of the years indicated.

Balance of Payments (Balances)

	2017	2016	2015	2014	2013
	(EUR in millions)
Current account
Trade in goods (1)	265,442	267,999	261,135	228,185	212,662
Services (2)	-16,123	-19,948	-16,918	-24,491	-41,376
Primary income	67,357	60,639	67,222	56,549	62,444
Secondary income	-54,120	-39,879	-40,044	-41,283	-43,639
Total current account	262,556	268,811	271,394	218,959	190,092
Capital account (3)	-254	3,468	534	2,936	-563
Financial account
Net German investment abroad (increase: +)	358,805	397,043	270,235	308,445	62,651
Net foreign investment in Germany (increase: +)	83,057	139,350	30,817	68,329	-162,709
Net financial account (net lending: + / net borrowing: -)	275,748	257,693	239,418	240,116	225,360
Net errors and omissions (4)	13,446	-14,586	-32,511	18,221	35,831

(1)	Including supplementary trade items.
(2)	Including the freight and insurance costs of foreign trade.
(3)	Including net acquisition/disposal of non-produced non-financial assets.
(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Sources: Deutsche Bundesbank, Zahlungsbilanzstatistik, TableI.1. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/Redaktion/DE/Downloads/Statistiken/Aussenwirtschaft/Zahlungsbilanz/b30607.pdf?__blob=publicationFile); Deutsche Bundesbank, Zahlungsbilanzstatistik, TableI.9.a) Kapitalbilanz insgesamt (https://www.bundesbank.de/Redaktion/DE/Downloads/Statistiken/Aussenwirtschaft/Zahlungsbilanz/b33637.pdf?__blob=publicationFile).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2017	2016	2015	2014	2013
	(EUR in millions)
Exports of goods	1,270,122	1,192,058	1,179,139	1,115,345	1,080,212
Imports of goods	1,004,680	924,059	918,004	887,161	867,550
Trade balance	265,442	267,999	261,135	228,185	212,662

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, TableI.1. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/Redaktion/DE/Downloads/Statistiken/Aussenwirtschaft/Zahlungsbilanz/b30607.pdf?__blob=publicationFile).

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are motor vehicles, computer, electronic and optical products, and machinery of all kinds. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 70% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7 Reihe 1 – 2017 (March 2018), page 65 and Tables 1.11.1 and 1.11.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2016, pages 20 et seq (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2016.pdf?__blob=publicationFile&v=4); Bundesministerium für Wirtschaft und Energie, Zahlen und Fakten Energiedaten, Tabelle 3 (http://www.bmwi.de/Redaktion/DE/Artikel/Energie/energiedaten-gesamtausgabe.html).

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Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the MIP established in 2011, on November 22, 2017, the European Commission published the Alert Mechanism Report 2018, which, similar to the previous year’s report, inter alia noted the current account surplus observed in Germany. An in-depth review was conducted on Germany to scrutinize its external position and analyze internal developments, and to assess whether it is experiencing macroeconomic imbalances. According to the results of this review, Germany continues to experience macroeconomic imbalances that are not excessive. The Commission points out that subdued private and public investment has contributed to the high and persistent current account surplus. The Federal Government supports the European Commission in the resolute implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, it points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthen both public and private sector investments and has already taken numerous measures in the last legislative term to give a further boost to investment dynamics. Based on record-high employment, rising salaries, increasing private investment and targeted fiscal expansion especially in public investment, domestic demand continues to be the main driver of robust growth in Germany. As the European Commission notes in its in-depth review, the surplus has already edged down from its peak value reached in 2015 and is expected to gradually decline further in the coming years. Furthermore, it should be noted that Germany’s current account surplus to a large extent may be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2018, dated November 22, 2017 (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:52017DC0771&from=EN); European Commission, Commission Staff Working Document, Country Report Germany 2018, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/2018-european-semester-country-report-germany-en.pdf); European Commission, Communication from the Commission to the European Parliament, the Council, the European Central Bank and the Eurogroup, 2018 European Semester: Assessment of progress on structural reforms, prevention and correction of macroeconomic imbalances, and results of in-depth reviews under regulation (EU) No 1176/2011 (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:52018DC0120&from=EN); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction , Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2018 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2018.html); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

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COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2017 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	3.0	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.5	0.0
Crude petroleum and natural gas	5.4	0.5
Metal ores	0.7	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.5	4.2
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	0.9
Wearing apparel	3.2	1.4
Leather and related products	1.4	0.7
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.4	1.5
Coke and refined petroleum products	2.0	1.0
Chemicals and chemical products	7.6	9.0
Basic pharmaceutical products and pharmaceutical preparations	5.2	5.9
Rubber and plastic products	2.9	3.6
Other non-metallic mineral products	1.1	1.2
Basic metals	5.7	4.2
Fabricated metal products, except machinery and equipment	2.8	3.4
Computer, electronic and optical products	10.9	8.6
Electrical equipment	5.8	6.5
Machinery and equipment not elsewhere classified	7.8	14.4
Motor vehicles, trailers and semi-trailers	11.1	18.3
Other transport equipment	3.2	4.5
Furniture	1.2	0.8
Energy	0.1	0.2
Other goods	10.1	6.9
Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2017 (March 2018), Tables 1.11.1 and 1.11.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2017	2016	2015
Exports to:	(EUR in millions)
Total	1,279,047	1,203,833	1,193,555
of which:
United States	111,528	106,822	113,733
France	105,208	101,106	102,762
China (2)	86,195	76,046	71,284
The Netherlands	85,886	78,433	79,191
United Kingdom	84,365	85,939	89,018
Italy	65,558	61,265	57,987
Austria	62,830	59,778	58,217
Switzerland	54,006	50,161	49,070
New industrial countries and emerging markets of Asia (3)	53,453	51,921	51,510
Belgium/Luxembourg	50,042	46,931	46,196
Spain	43,043	40,497	38,715
Japan	19,532	18,307	16,968
Imports from:
Total	1,034,409	954,917	949,245
of which:
China (2)	100,452	94,172	91,930
The Netherlands	91,374	83,142	87,889
France	64,168	65,651	66,819
United States	61,067	57,968	60,217
Italy	55,803	51,737	49,038
New industrial countries and emerging markets of Asia (3)	50,807	42,966	42,478
Switzerland	45,709	43,896	42,089
Belgium/Luxembourg	44,154	40,960	40,116
Austria	41,236	38,543	37,250
United Kingdom	37,140	35,654	38,414
Spain	31,671	27,870	26,442
Japan	22,901	21,922	20,180

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2018, Table XII.3.

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Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2015.

Foreign Direct Investment Stocks at Year-End 2015

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,034.1	465.9
Selected countries and regions
European Union	429.8	356.0
of which: European Monetary Union	193.9	296.2
of which: United Kingdom	121.3	38.7
Switzerland	34.1	34.7
Russia	15.8	3.5
United States	290.4	28.1
Canada	14.8	1.0
Central America	20.4	4.0
South America	28.5	0.2
Asia	144.6	29.2
of which: China	69.6	2.2
of which: Japan	11.6	18.6
Australia	18.7	1.2
Africa	8.6	0.0
Selected economic sectors of investment object
Manufacturing	365.1	114.7
of which: Chemicals and chemical products	82.7	14.0
of which: Machinery and equipment	34.8	17.7
of which: Motor vehicles, trailers and semi-trailers	92.9	-0.2
Electricity, gas, steam and air conditioning supply	41.3	16.5
Wholesale and retail trade; repair of motor vehicles and motor cycles	166.5	53.6
Information and communication	58.1	49.0
Financial and insurance activities	286.8	163.3
Real estate activities	30.8	30.9
Professional, scientific and technical activities	17.0	13.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2017), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

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MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of the Member States, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (http://www.bundesbank.de/Navigation/EN/Tasks/tasks.html).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Recent Policy Responses to the Global Financial and Economic Crisis.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2017	2016	2015	2014	2013
	(change from previous year in %)
Harmonized index of consumer prices (HICP)	1.7	0.4	0.1	0.8	1.6
Consumer price index (CPI)	1.8	0.5	0.3	0.9	1.5
Index of producer prices of industrial products sold on the domestic market (1)	2.6	-1.7	-1.8	-1.0	-0.1

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Verbraucherpreise, Harmonisierter Verbraucherpreisindex, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/HarmonisierterVerbraucherpreisindex.html?cms_gtp=146602_list%253D2%2526146598_slot%253D2&https=1); Statistisches Bundesamt, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex für Deutschland, Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Preise/Verbraucherpreisindizes/Tabellen_/VerbraucherpreiseKategorien.html?cms_gtp=145114_list%253D2%2526145110_slot%253D2&https=1); Deutsche Bundesbank, Monatsbericht Februar 2018, Table XI.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2017	2016	2015	2014	2013
	(EUR in millions)
Gold	117,347	119,253	105,792	107,475	94,876
Cash, deposits and securities investments	31,215	34,993	33,423	30,646	28,080
Special drawing rights	13,987	14,938	15,185	14,261	12,837
Reserve position in the IMF	4,294	6,581	5,132	6,364	7,961
Total	166,842	175,765	159,532	158,745	143,753

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2018, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.8 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2016, page 20 (https://www.ecb.europa.eu/pub/pdf/annrep/ar2016annualaccounts_en.pdf).

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External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2017	2016	2015	2014	2013
	(EUR in billions)
Deutsche Bundesbank
Assets	1,142.8	990.5	800.7	678.8	721.7
of which: clearing accounts within ESCB (1)	906.9	754.3	584.2	460.8	510.2
Liabilities (2)	675.3	592.7	481.8	396.3	401.5
Net position	467.6	397.7	318.9	282.5	320.2
Banks
Loans to foreign banks	963.8	1,055.9	1,066.9	1,125.2	1,019.7
Loans to foreign non-banks	723.9	756.2	751.5	735.1	701.0
Deposits and loans from foreign banks	659.0	696.1	611.9	609.2	515.7
Deposits and loans from foreign non-banks	241.2	206.2	201.1	221.0	257.8

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).
(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2018, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue – Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of March 31, 2017 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2016, September 2016, Annex tables revised on 11December 2016 (http://www.bis.org/publ/rpfx16fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2017	2016	2015	2014	2013
U.S. dollars per euro	1.1297	1.1069	1.1095	1.3285	1.3281
Pound sterling per euro	0.87667	0.81948	0.72584	0.80612	0.84926
Japanese yen per euro	126.71	120.20	134.31	140.31	129.66
Swiss franc per euro	1.1117	1.0902	1.0679	1.2146	1.2311
Chinese yuan per euro	7.6290	7.3522	6.9733	8.1857	8.1646

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2018, Table XII.10.

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Financial System

German Financial System

Overview. As of January 31, 2018, 1,627 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 7,861.8 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	264 commercial banks, with an aggregate balance sheet total of EUR 3,203.5 billion;
•	386 savings banks, with an aggregate balance sheet total of EUR 1,196.4 billion;
•	the eight regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and seven Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 893.6 billion;
•	19 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,223.0 billion;
•	917 credit cooperatives, with an aggregate balance sheet total of EUR 889.1 billion;
•	13 mortgage banks, with an aggregate balance sheet total of EUR 225.9 billion;
•	20 building and loan associations, with an aggregate balance sheet total of EUR 230.2 billion; and
•	142 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,149.0 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2018, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank West LB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro EU countries that choose to join the SSM. The ECB directly supervises the largest banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Commission (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank, and BaFin, was established in March 2013. Due to its macroeconomic and financial market expertise, the

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Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. Warnings or recommendations for corrective measures are submitted to the Financial Stability Commission, which may pass resolutions with respect thereto. In addition, the Financial Stability Commission is tasked with defining concerted reactions to emerging threats to financial stability by issuing warnings and recommendations and publishing them if appropriate. The recipients of such warnings or recommendations are obliged to report on the implementation of corrective measures.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions& history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, altered on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en#documents).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM”, see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the Federal Financial Supervisory Authority (BaFin) as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilisation Fund (“Sondervermögen Finanzmarktstabilisierungsfonds”, or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/Navigation/EN/Service/Glossary/Functions/glossary.html?lv2=129546&lv3=145952#145952.de); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Internationales_Finanzmarkt/Finanzmarktpolitik/Bankenabgabe/2010-09-17-FMSA.html); Bundesministerium der Finanzen, German government moves forward with package of measures for European banking union, press release of July 9, 2014 (http://www.bundesfinanzministerium.de/Content/EN/Pressemitteilungen/2014/2014-07-09-package-of-measures-for-european-banking-union.html); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung – RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/);Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FSM) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of around EUR 52.1 billion following the restructuring of WestLB. As of December 31, 2017, the combined asset portfolios had been reduced to approximately EUR 40 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank

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plc, which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. DEPFA will have to be wound down in accordance with an EU state aid decision of July 18, 2011. As of December 31, 2017, FMS Wertmanagement’s portfolio had been reduced to EUR 76.8 billion.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions& history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002 (http://www.bundesbank.de/Redaktion/EN/Downloads/Press/Pressenotizen/2002/2002_11_04_banking_supervision.pdf?blob=publicationFile); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, altered on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Bundesbank, German macroprudential oversight strengthened, press release of March 18, 2013 (http://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2013/2013_03_18_macropudential_oversight.html); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en#documents); Erste Abwicklungsanstalt, Annual Report 2017 (https://www.aa1.de/index.php?eID=tx_nawsecuredl&u=0&g=0&t=1525891899&hash=2949a8dec8010dbe5b8d8bb13ba039ecfaa1be12&file=/fileadmin/content/downloads/2_Finanzen/GB-2017_en.pdf); FMS Wertmanagement AöR, FMS Wertmanagement achieves a further reduction in the portfolio and an increase in profit, press release of April 10, 2018 (https://www.fms-wm.de/en/press/333-fms-wertmanagement-achieves-a-further-reduction-in-the-portfolio-and-an-increase-in-profit).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, a European Systemic Risk Board (“ESRB”) was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);
•	the European Insurance and Occupational Pensions Authority; and
•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 118 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating Member States (estimated in 2014 to be approximately EUR 55 billion by the end of 2023). Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (“CRD IV”) are not required to contribute to the fund. In the aggregate, the European Commission estimates that the German banking sector is required to contribute just under EUR 15.5 billion to the SRF by 2023. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating Member States have signed the Loan Facility

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Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating Member States will amount to around EUR 55 billion. The repartition key among Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023.

In November 2015, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has continued. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. In a communication of October 11, 2017 regarding the completion of the Banking Union, the European Commission suggested discussing the introduction of EDIS more gradually than originally proposed in November 2015 to give new impetus to the negotiations on EDIS. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package, typically referred to as BaselIII, will be phased in by 2019. In order to transpose the Basel III agreement into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and CRD IV, a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the Member States.

In November 2016, the European Commission published proposals which aim to further strengthen the resilience of banks, ensure an efficient and orderly resolution process and enhance financial stability in the EU. They also aim to align the EU’s banking union rules with a number of elements agreed at the international level, in particular, the standards agreed within the Basel Committee on Banking Supervision and by the Financial Stability Board. The amendments are designed to update the capital requirements for banks and make these rules less complex and burdensome for smaller banks, as well as to improve the capacity of credit institutions to support the economy. In December 2016 the Council of the European Union started working on these proposals, and in June 2017 it agreed on a negotiating position regarding them. Negotiations with the European Parliament will follow once the Parliament has agreed its own negotiating stance.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); Deutsche Bundesbank, Service, Schule und Bildung, Schülerbuch Geld und Geldpolitik digital, Das Banken und Finanzsystem: Sicherung der Stabilität des Finanzsystems (https://www.bundesbank.de/Redaktion/DE/Dossier/Service/schule_und_bildung_kapitel_4.html?notFirst=true&docId=147562#chap); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2016 (https://srb.europa.eu/en/node/196); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en).

Recent Policy Responses to the Global Financial and Economic Crisis. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and, most recently, at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight targeted longer-term refinancing operations (“TLTROs”) between September 2014 and June 2016. These TLTROs were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial

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corporations), excluding loans to households for house purchases. The last operation of this series of TLTROs was successfully conducted and settled in June 2016. All these TLTROs will mature in September 2018.

In addition, the ECB seeks to provide monetary stimulus to the economy through its asset purchase program which was launched in October 2014 and significantly expanded in March 2015. This program is being conducted to further ease monetary and financial conditions in a context where key ECB interest rates are at their lower bound. Since mid-2016, it has consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program and a corporate sector purchase program. Monthly purchases of public and private sector securities are currently intended to amount to EUR 30 billion. The ECB has repeatedly announced that it intends to carry out these purchases at least until September 2018 and, in any case, until it sees a sustained adjustment in the path of inflation that is consistent with its aim of achieving inflation rates below, but close to 2% over the medium term.

Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 may borrow at an interest rate that can be as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, this means that counterparties would, in fact, be paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II intend to promote bank lending to the euro-area non-financial private sector and again exclude mortgage loans. Banks were able to borrow larger amounts through TLTROs II compared to the previous TLTROs. The last operation of the TLTRO II series was successfully conducted and settled in March 2017, and will mature in March 2021.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 1 July 2016 (https://www.ecb.europa.eu/press/pr/wfs/2016/html/fs160706.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte I (https://www.bundesbank.de/Redaktion/DE/Standardartikel/Aufgaben/Geldpolitik/glrg_1_ausstehende_glrg.html); European Central Bank, Consolidated financial statement of the Eurosystem as at 31 March 2017 (https://www.ecb.europa.eu/press/pr/wfs/2017/html/fs170405.en.html); Bundesbank, Gezielte längerfristige Refinanzierungsgeschäfte II (https://www.bundesbank.de/Redaktion/DE/Standardartikel/Aufgaben/Geldpolitik/glrg_2_ausstehende_glrg.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, Introductory Statement to the press conference (with Q&A), Mario Draghi, President of the ECB, Frankfurt am Main, January 22, 2015 (https://www.ecb.europa.eu/press/pressconf/2015/html/is150122.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 8, 2017 (https://www.ecb.europa.eu/press/pressconf/2018/html/ecb.is180308.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing eleven Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.”

In February 2013, the European Commission presented its “Proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax.” The proposal involves a harmonized minimum 0.1% tax rate for transactions in all types of financial instruments except derivatives (0.01% rate). The proposal is still subject to discussion.

Sources: Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/134949.pdf); Bundesministerium der Finanzen, Finanztransaktionsteuer in verstärkter

Zusammenarbeit, topical information originating from press release of January 27, 2015 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/Weitere_Steuerthemen/Finanztransaktionsteuer/2014-01-27-ftt-statement.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2017, total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,474.6 billion, with tax revenue of EUR 767.2 billion and net social contributions of EUR 548.1 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.2.

In 2017, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 226.6 billion and EUR 422.6 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.16.

Consolidated general government expenditure in 2017, as presented in the national accounts, amounted to a total of EUR 1,438.0 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 505.5 billion), social benefits in kind (EUR 277.9 billion) and employee compensation (EUR 246.5 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 155.3 billion), interest on public debt (EUR 38.9 billion) and gross capital formation (EUR 70.3 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2017	2016	2015	2014	2013
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	955.4	918.7	880.0	853.5	820.8
of which: Taxes (2)	767.2	732.0	698.0	668.7	646.3
Expenditure	929.3	901.3	863.3	847.1	830.2
Balance	26.1	17.4	16.7	6.4	-9.4
Social security funds
Revenue	635.4	606.9	579.9	557.7	540.1
Expenditure	624.8	598.6	577.2	554.6	534.7
Balance	10.5	8.2	2.7	3.2	5.4
General government
Revenue	1,474.6	1,414.2	1,354.3	1,308.3	1,259.0
Expenditure	1,438.0	1,388.6	1,334.9	1,298.8	1,263.0
Balance	36.6	25.7	19.4	9.5	-4.0

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2017	2016	2015	2014	2013
	(EUR in billions)
Revenue	415.0	401.1	392.0	385.5	370.0
of which: Taxes (2)	369.2	353.5	346.0	336.7	326.4
Expenditure	413.9	393.7	382.3	376.8	377.4
Balance	1.1	7.4	9.7	8.7	-7.4

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2017	2016	2015	2014	2013
	(EUR in billions)
General public services	189.1	183.4	179.8	188.3	184.8
Defense	35.3	32.6	30.1	29.8	30.5
Public order and safety	50.5	49.9	47.1	46.1	44.8
Economic affairs	98.2	96.7	93.7	91.0	91.7
Environmental protection	20.4	19.2	18.0	17.7	17.4
Housing and community amenities	12.4	11.9	11.6	11.5	11.7
Health	233.3	225.3	217.5	209.7	198.9
Recreation, culture and religion	32.8	31.7	30.6	30.4	29.0
Education	134.7	132.3	127.6	124.3	120.7
Social protection	631.3	605.5	578.9	549.9	533.6
Total expenditure	1,438.0	1,388.6	1,334.9	1,298.8	1,263.0

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2017, Germany’s general government surplus amounted to EUR 36.6 billion, or 1.1% of nominal GDP. The German general government gross debt-to-GDP ratio decreased from 68.2% in 2016 to 64.1% in 2017, which is above the EU’s 60% reference value.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Table 1.10; Council of the European Union, Consolidated versions of the Treaty on European Union and the Treaty on the Functioning of the European Union and the Charter of Fundamental Rights of the European Union (http://data.consilium.europa.eu/doc/document/ST-6655-2008-REV-8/en/pdf); Deutsche Bundesbank, German general government debt down in 2017 by €53 billion to €2.09 trillion – debt ratio down from 68.2 % to 64.1%, press release of March 29, 2018 (https://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2018/2018_03_29_general_government_debt.html?https=1).

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The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2017	2016	2015	2014	2013
	(% of GDP)
General government deficit (-) / surplus (+)	1.1	0.8	0.6	0.3	-0.1
General government gross debt	64.1	68.2	71.0	74.7	77.5

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2017 (February 2018), Table 1.10; Deutsche Bundesbank, German general government debt down in 2017 by €53 billion to €2.09 trillion – debt ratio down from 68.2 % to 64.1%, press release of March 29, 2018 (https://www.bundesbank.de/Redaktion/EN/Pressemitteilungen/BBK/2018/2018_03_29_general_government_debt.html?https=1).

Fiscal Outlook

The April 2018 update of the German stability program forecasts the general government budget to remain in surplus until 2021, the end of the forecasting period. The medium-term objective of a structural deficit not exceeding 0.5% of GDP is expected to be met with a safety margin during the entire forecasting period (2018 to 2021).

According to the April 2018 update of the German stability program, Germany’s general government gross debt-to-GDP ratio is projected to be 61 % in 2018 and to decrease further to around 53% by 2021, the end of the forecast horizon. The reference values for the upper limit of the debt ratio according to the 1/20th-rule of the enhanced SGP are expected to be undershot significantly in all years of the forecasting period. The debt ratio is expected to fall below the EU’s reference value of 60% of nominal GDP in 2019. One reason for the decrease is expected to be the liquidation of parts of the wind-up institutions’ portfolios, which is expected to continue over the coming years. In addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute to the decline in the debt-to-GDP ratio during the forecasting period.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2018 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2018.pdf?__blob=publicationFile&v=4), Tables 14 and 17.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2021	2020	2019	2018	2017
Revenue	44¾	44¾	44¾	44¾	45.2
Total taxes	23¾	23½	23½	23½	23.5
Social contributions	16¾	16¾	16¾	16¾	16.8
Property income	½	½	½	½	0.5
Other	4	4	4	4¼	4.4
Expenditure (2)	43¼	43½	43½	44	44.1
Compensation of employees and intermediate consumption	11¾	12	12	12¼	12.3
Social payments	24	24	23¾	23¾	24.0
Interest expenditure	1	1	1	1	1.2
Subsidies	1	1	1	1	0.8
Gross fixed capital formation	2¼	2¼	2¼	2¼	2.2
Capital transfers	1	1	1	1¼	1.3
Other	3¼	3¼	3½	3½	3.5

General government deficit (-) / surplus (+)	1½	1½	1¼	1	1.1
Federal Government	½	¼	¼	0	0.0
Länder governments	¾	¾	¾	¼	0.5
Municipalities	¼	¼	¼	½	0.3
Social security funds	0	¼	¼	¼	0.3
General government gross debt	53	55¾	58¼	61	64.1

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2018 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Abt_2/Stabilitaetsprogramm-2018.pdf?__blob=publicationFile&v=4), Tables 14 and 17

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Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html).

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The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2017	2016	2015	2014	2013
	(EUR in billions)
Current taxes	767.2	732.0	698.0	668.7	646.3
Taxes on production and imports	344.7	334.7	325.7	314.9	305.8
of which: VAT	226.6	218.8	211.6	203.1	197.0
Current taxes on income and wealth	422.6	397.2	372.3	353.8	340.5
of which: Wage tax	235.0	223.0	215.0	203.9	194.2
Assessed income tax	58.0	52.1	46.9	43.9	41.0
Non-assessed taxes on earnings	29.8	26.6	27.5	25.6	27.0
Corporate tax	31.6	29.3	21.6	21.6	21.1
Capital taxes	6.1	7.0	6.3	5.5	4.6
Tax revenue of general government	773.3	739.0	704.3	674.1	651.0
Taxes of domestic sectors to EU	5.2	5.2	5.5	4.6	4.3
Taxes	778.6	744.1	709.8	678.7	655.3

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2017 (March 2018), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 106 public and private enterprises as of December 31, 2016.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2017 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/Beteiligungsbericht-2017.html), Chapter A.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2016.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2017 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/Beteiligungsbericht-2017.html), Chapters B, E and O paragraph II.

Direct Debt of the Federal Government

As of December 31, 2017, the Federal Government’s direct debt totaled EUR 1,086.3 billion, compared to EUR 1,089.2 billion as of December 31, 2016.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

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The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 477.5 billion as of December 31, 2016. Of this amount, EUR 128.6 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 85.9 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2018 (http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2018.html), Overview 4, page 343.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2017 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Aggregate principal amount outstanding as of December 31, 2017
(EUR in millions)
Federal Bonds (Bundesanleihen)	731,500
Bonds of the Federal Republic and the Länder (Bund-Länder-Anleihe)	405
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	75,000
Federal Notes (Bundesobligationen)	213,000
Federal Treasury Notes (Bundesschatzanweisungen)	100,000
Federal Savings Notes (Bundesschatzbriefe)	289
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	10,037
German Government Day-Bonds (Tagesanleihe des Bundes)	966
Borrowers’ note loans (Schuldscheindarlehen)	9,091
of which:
– From residents	9,053
– From non-residents	38
Other debt (1)	4,475
– Equalization claims	4,155
Repurchased debt	-58,451
1,086,311

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 30. Juni 2017 und 31. Dezember 2017 in Euro, Bundesanzeiger of February 2, 2018.

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DEBT TABLES

  Federal Bonds (1)
Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
4.25% Bonds of the Federal Republic of 2007 (I)	4.25	2007	2039	14,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	22,000
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	15,000
3% Bonds of the Federal Republic of 2010	3	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	20,000
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	24,000
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	18,000
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	22,000
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	18,000
1.5% Bonds of the Federal Republic of 2013 (II)	1.50	2013	2023	18,000
2% Bonds of the Federal Republic of 2013	2	2013	2023	18,000
1.5% Bonds of the Federal Republic and the Länder of 2013	1.50	2013	2020	405
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	18,000
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	23,000
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	18,000
1% Bonds of the Federal Republic of 2014	1	2014	2024	18,000
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	23,000
1% Bonds of the Federal Republic of 2015	1	2015	2025	23,000
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	26,000
0% Bonds of the Federal Republic of 2016	0	2016	2026	25,000
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	26,000
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	25,000
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	4,000
Total Federal Bonds				731,905

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.
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2. Inflation-linked Securities (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	16,000
0.75% Inflation-linked Notes of the Federal Republic of 2011	0.75	2011	2018	15,000
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,000
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	9,500
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	12,000
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	6,500
Total Inflation-linked Securities				75,000

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. Federal Notes (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
0.50% Bonds of 2013-Series 165	0.50	2013	2018	17,000
0.25% Bonds of 2013-Series 166	0.25	2013	2018	17,000
1.00% Bonds of 2013-Series 167	1.0	2013	2018	17,000
1.00% Bonds of 2014-Series 168	1.0	2014	2019	16,000
0.50% Bonds of 2014-Series 169	0.50	2014	2019	16,000
0.25% Bonds of 2014-Series 170	0.25	2014	2019	16,000
0.00% Bonds of 2015-Series 171	0.00	2015	2020	20,000
0.25% Bonds of 2015-Series 172	0.25	2015	2020	19,000
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	19,000
0.00% Bonds of 2017-Series 175	0.00	2017	2022	18,000
0.00% Bonds of 2017-Series 176	0.00	2017	2022	17,000
Total Five-Year Federal Notes				213,000

(1)	Five-Year Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.
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4 Federal Treasury Notes (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
0.00% Notes of 2016	0.00	2016	2018	13,000
0.00% Notes of 2016 (II)	0.00	2016	2018	14,000
0.00% Notes of 2016 (III)	0.00	2016	2018	13,000
0.00% Notes of 2016 (IV)	0.00	2016	2018	13,000
0.00% Notes of 2017	0.00	2016	2019	13,000
0.00% Notes of 2017 (II)	0.00	2016	2019	13,000
0.00% Notes of 2017 (III)	0.00	2016	2019	13,000
0.00% Notes of 2017 (IV)	0.00	2016	2019	8,000
Total Federal Treasury Notes				100,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.
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5. Federal Savings Notes (1)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
Federal Savings Notes	0.0001% to 4.5%	2011 to 2012	2018 to 2019	289

6. Treasury Discount Paper (2)

	Interest Rate (3)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.77 to -0.69	2017	2018	10,000

7. German Government Day-Bonds

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008	unlimited	966

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8. Borrowers’ note loans (4)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
Borrowers’ note loans (Schuldscheindarlehen)	0.12% to 6.75%	1954 to 2014	2018 to 2037	9,091

(1)	Federal Savings Notes (Bundesschatzbriefe) are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity. No redemption is permitted prior to maturity. Since January 1, 2013 the Federal Republic of Germany stopped offering new Federal savings notes and Federal Treasury financing papers.
(2)	Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.
(4)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

9. Other Liabilities

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2017
	(% per annum)			(EUR in millions)
Other debt (1)	0% to 3%	Various	Various	4,475
– Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesrepublik Deutschland Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland, published on January 9, 2018 (http://www.deutsche-finanzagentur.de/fileadmin/user_upload/finanzagentur/pdf/schuldenstand_jahresarchiv.pdf).

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II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2016	2015
	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	128,630	132,778
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	44,918	45,075
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	96,961	106,027
Contributions to international financing institutions	60,067	56,848
Co-financing of bilateral projects of German financial co-operation	17,556	13,285
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	10,000	8,000
Total guarantees pursuant to the 2010 German Budget Act	359,142	363,023
Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	85,932	84,700
Total guarantees	467,474	470,123

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW.
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer.

Source: Bundesministerium der Finanzen, Finanzbericht 2018 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2018-anl.pdf?__blob=publicationFile&v=1), Overview 4, page 343.

G-47

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The SDR was established by an amendment to the Articles of Agreement of the IMF in July 1969. From July 1, 1974 to June 1978, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 18 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From July 1978 to December 31, 1980, the exchange rate was determined on the basis of a basket of 15 currencies. From 1981 to 2000, the basket was further reduced to the five key currencies, including the U.S. dollar. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. During the last review in November 2015, it was decided that from October 2016 onwards, the Chinese currency renminbi will be a part of the SDR basket. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese renminbi (11%), Japanese yen (8%) and pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF END OF DECEMBER, 2017

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	11,650.2	717.9
International Development Association (IDA) (3)(4)	25,585.8	23,187.0
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	41,315.5	3,685
African Development Bank (AfDB) (3)	3,835.0	245.2
African Development Fund (AfDF) (3)	4,420.2	4,032.3
Asian Development Bank (AsDB) (3)	6,539.7	327.1
Asian Development Fund (AsDF) (3)	1,933.0	1,752.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	-	-
International Fund for Agricultural Development (IFAD) (3)	522.0	500.0
Caribbean Development Bank (CDB) (3)	106.6	23.5
Special Development Fund of the Caribbean Development Bank (SDF) (3)	110.3	100.1
European Bank for Reconstruction and Development (EBRD) (5)	3,066.0	639.5
Council of Europe Development Bank (CEB) (5)	1,098.3	121.9
Asia Infrastructure Investment Bank (AIIB) (3)	4,484.2	538.1

(1)	Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.
(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2018.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2017 of EUR 1per USD1.1993.

G-48

EXHIBIT (e)

Consent of Independent Auditor

To the Board of Managing Directors

Landwirtschaftliche Rentenbank:

We consent to the incorporation by reference in the registration statement (No. 333-215084) under Schedule B of Landwirtschaftliche Rentenbank of our report dated March 5, 2018, with respect to the annual financial statements, comprising the balance sheet, the income statement, the cash flow statement, the statement of changes in equity and notes to the financial statements and the management report of Landwirtschaftliche Rentenbank as of and for the year ended December 31, 2017 prepared in accordance with the German commercial law and supplementary provisions of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über die Landwirtschaftliche Rentenbank), which report appears in Exhibit (d) to Landwirtschaftliche Rentenbank Annual Report on Form 18-K for the year ended December 31, 2017.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt/Main, May 14, 2018.

EXHIBIT (f)

Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2017, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-215084) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 14, 2018

Federal Republic of Germany

By:	/s/ Christof Harzer
Christof Harzer Ministerialrat, Federal Ministry of Finance, Berlin